Exhibit D

REPUBLIC OF COLOMBIA

MAP OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

Selected Colombia Economic Indicators

	2020	2021	2022	2023	2024
Domestic Economy
Real GDP Growth (percent)(1)	(7.2)%	10.8%	7.3%	0.7%	1.6%
Private Consumption Growth (percent)(1)	(5.0)	14.7	10.8	0.4	1.6
Public Consumption Growth (percent)(1)	(0.8)	9.8	1.0	1.6	0.7
Consumer Price Index(2)	1.6	5.6	13.1	9.3	5.2
Producer Price Index(2)	(0.9)	26.5	21.8	(5.8)	7.2
Interest Rate (percent)(3)	3.4	2.1	8.5	13.2	10.2
Unemployment Rate (percent)(4)	13.9	11.1	10.3	10.0	9.1

Balance of Payments(5)	(millions of U.S. dollars)

Exports of Goods	32,309	42,736	59,473	52,642	51,091
Imports of Goods	41,179	56,719	71,652	59,449	60,246
Current Account Balance	(9,267)	(17,949)	(20,879)	(8,296)	(7,225)
Net Foreign Direct Investment	7,459	9,561	17,182	16,794	14,269
Net International Reserves	59,039	58,588	57,290	59,639	62,510
Months of Coverage of Imports (Goods and Services)	13.8	9.9	7.7	9.4	9.5

Public Finance(6)	(billions of pesos or percentage of GDP)

Non-financial Public Sector Revenue(7)	452,934	540,675	631,342	726,628	723,006
Non-financial Public Sector Expenditures(7)	527,592	619,172	702,390	753,464	811,564
Non-financial Public Sector Primary Surplus/(Deficit)(8)	(52,464)	(62,350)	(21,819)	23,285	(30,755)
Percent of Nominal GDP	(5.3)%	(5.2)%	(1.5)%	1.5%	(1.8)%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(76,098)	(84,322)	(88,244)	(42,849)	(102,643)
Percent of Nominal GDP	(7.6)%	(7.1)%	(6.0)%	(2.7)%	(6.0)%
Central Government Fiscal Surplus/(Deficit)	(77,763)	(83,149)	(77,579)	(66,917)	(114,511)
Percent of Nominal GDP	(7.8)%	(7.0)%	(5.3)%	(4.2)%	(6.7)%

	2020	2021	2022	2023	2024

Public Debt(9)	(billions of pesos or percentage of GDP)

Public Sector Internal Funded Debt(10)	Ps. 454,764	Ps. 502,586	Ps. 595,282	Ps. 654,944	Ps. 736,107
Percent of Nominal GDP(1)	45.5%	42.1%	40.5%	41.3%	44.7%
Public Sector External Funded Debt(11)	$ 91,187	$ 100,263	$ 101,963	$ 109,541	$ 109,573
Percent of Nominal GDP(1)	33.6%	31.9%	29.7%	26.0%	26.2%

1:	Figures for 2023 and 2024 are preliminary. Preliminary figures are published in April in the year succeeding the reference period and become final two years thereafter.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Financial Superintendency.
4:	Refers to the average national unemployment rates in December of each year.
5:	Calculations based on the sixth edition of the IMF’s Balance of Payments Manual. For more information, see “—Foreign Trade and Balance of Payments—Balance of Payments”.
6:

All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector.

7:

The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear had such transfers been eliminated upon consolidation.

8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
9:	Exchange rates as of December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.
11:

In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS.

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the currency of the United States. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On July 4, 2025, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,974.37. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” Colombia’s fiscal year ends on December 31 of each year. The fiscal year ended December 31, 2024 is referred to herein as “2024,” and other years are referred to in a similar manner.

PRESENTATION OF FINANCIAL INFORMATION

Because Colombia’s official financial and economic statistics are subject to review by the Central Bank, the National Administrative Department of Statistics (“DANE”), and the Ministry of Finance, the information and data contained in this annual report for the year ended December 31, 2024 and thereafter is preliminary and subject to further revision. As a member of the OECD, Colombia has implemented a methodology based on 2015 constant pesos.

INTRODUCTION

Colombia’s real GDP grew by 2.1% in 2016, grew by 1.4% in 2017, grew by 2.6% in 2018, and grew by 3.2% in 2019. In 2020, Colombia’s real GDP experienced a 7.2% contraction. In 2021, GDP grew by 10.8%. In 2022, GDP grew by 7.3%. In 2023, GDP grew by 0.7%. In 2024, GDP grew by 1.6%. In the second quarter of 2025, real GDP grew by 2.1% compared to the same period of 2024.

During 2024, Colombia’s economy grew at a greater rate than during 2023 due to higher public consumption, in part due to the maintenance and creation of social programs to promote economic recovery after the COVID-19 pandemic, and higher private consumption, due to an increase in consumer spending and economic recovery after the COVID-19 pandemic. The sectors that experienced the greatest growth in 2024 were: construction of roads and railways, public service projects and other civil engineering works (11.7%); artistic, entertainment and recreational activities and other service activities (8.6%); and agriculture, livestock, hunting, forestry and fishing (8.0%). In contrast, the main sector that experienced a contraction in 2024 was mining and quarrying, which contracted by 5.0% compared to 2023. Inflation, as measured by the change in the consumer price index, was 1.6% in 2020, 5.6% in 2021, 13.1% in 2022, 9.3% in 2023 and 5.2% in 2024. The rate of inflation decreased in 2024 mainly due to a decrease in transportation (5.2%), various goods and services (3.3%), furniture and household items (2.2%), and clothing (2.1%).

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2020, the current account deficit decreased to $9,267 million, the trade deficit decreased to $13,105 million and the financial account deficit decreased to $8,113 million. In 2021, the current account deficit increased to $17,949 million, the trade deficit increased to $20,001 million and the financial account deficit increased to $16,693 million. In 2022, the current account deficit increased to $20,879 million, the trade deficit decreased to $16,094 million and the financial account deficit increased to $20,466 million. In 2023, the current account deficit decreased to $8,296 million, the trade deficit decreased to $7,786 million and the financial account deficit decreased to $7,849 million. In 2024, the current account deficit decreased to $7,225 million, the trade deficit increased to $9,473 million and the financial account deficit decreased to $5,839 million. In the first quarter of 2025, Colombia registered a current account deficit of $2,290 million. In the first quarter of 2025, Colombia also registered a deficit in the primary income of the current account of $3,196 million. The secondary income category, however, registered inflows of $8,788 million in 2020, $10,775 million in 2021, $12,301 million in 2022, $12,922 million in 2023, $15,507 million in 2024 and $3,849 million in the first quarter of 2025.

In 2022, exports of oil and its derivatives increased by 38.5%, from $13,514 million FOB in 2021 to $18,724 million FOB in 2022. In 2023, exports of oil and its derivatives decreased by 15.4%, from $18,724 million FOB in 2022 to $15,836 million FOB in 2023. In 2024, exports of oil and its derivatives decreased by 4.7%, from $15,748 million FOB in 2023 to $15,007 million FOB in 2024.

In 2020, net foreign investment inflows were $7,459 million. In 2021, net foreign investment inflows were $9,561 million. In 2022, net foreign investment inflows were $17,182 million. In 2023, net foreign investment inflows were $16,794 million. In 2024, net foreign investment inflows were $14,234 million.

Banco de la República’s gross international reserves stood at $59,039.3 million as of December 31, 2020. As of December 31, 2021, gross international reserves decreased by $451.5 million to $58,587.8 million. As of December 31, 2022, gross international reserves decreased by $1,297.7 million to $57,290.1 million. As of December 31, 2023, gross international reserves increased by $2,349.2 million to $59,639.2 million. As of December 31, 2024, gross international reserves increased by $2,870.4 million to $62,509.7 million. As of July 31, 2025, gross international reserves increased by $2,406.0 million to $64,915.6 million.

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 48.4% in 2019 to 60.7% in 2020, decreased to 60.0% in 2021, 57.6% in 2022, and 53.4% in 2023. As of December 31, 2024, the ratio of total net non-financial public sector debt to GDP increased to 59.3%. Since 2020, the net non-financial public sector debt to GDP has exceeded the debt anchor defined by the fiscal rule of 55%, but has remained far from the limit of 71%.

Colombia’s non-financial public sector recorded a deficit of 7.6% of GDP in 2020, 7.1% of GDP in 2021, 6.0% of GDP in 2022, 2.7% of GDP in 2023 and 6.0% of GDP in 2024. The Central Government’s deficit was 7.8% of GDP in 2020, 7.1% of GDP in 2021, 5.3% of GDP in 2022, 4.2% of GDP in 2023 and 6.7% of GDP in 2024.

On April 26, 2024, the Executive Board of the IMF approved a successor two-year arrangement under the Flexible Credit Line (“FCL”) for SDR 6,133.5 billion, equivalent to about U.S.$8.1 billion. This arrangement replaced the previous one approved in 2022 and is treated by Colombian authorities as a precautionary instrument against external risks. The Executive Board of the IMF reaffirmed Colombia’s continued qualification to access the resources of the current two-year arrangement under the FCL. The IMF considers that Colombia continues to meet the criteria to access the FCL and emphasized the strong economic fundamentals and policy frameworks anchored by a credible inflation targeting-regime, a solid medium-term fiscal framework, a flexible exchange rate, and effective financial sector supervision and regulation. See “Public Sector Finance—IMF Program”.

The IMF has been actively collaborating with Colombian authorities in the ongoing 2025 Article IV consultation, which has included visits to Bogotá in mid-February 2025 and early April 2025. In conjunction with the Article IV consultation, the IMF continues to engage with Colombian authorities to understand the implications of rising global trade tensions and their impact on the Colombian economic outlook.

Since 1993, Colombia has accessed the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 80 years.

Certain political, economic, public health and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy. These factors include, but are not limited to, increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices and violence and disruption associated with guerilla groups and narcotics organizations.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea to the north, Peru and Ecuador to the south, Venezuela and Brazil to the east and the Pacific Ocean to the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon tropical rainforest is located to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. According to the World Wildlife Fund, Colombia is the most biodiverse country per square kilometer in the world, and there are more bird, amphibian, butterfly and frog species in Colombia than anywhere else in the world. Approximately 56.7% of the land is composed of forests, 38.6% is fit for agriculture, and 4.7% is destined for other uses. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the results of the 2018 Census (“2018 Census”) performed by DANE, in 2018 Colombia’s population was estimated to be 48.3 million and in 2019 was estimated to be 49.4 million. Also, DANE estimated Colombia’s population at 50.4 million for 2020, 51.1 million for 2021, 51.7 million for 2022, 52.2 million for 2023 and 52.7 million for 2024. In 2024, 76% of the population lived in a municipal capital, and 24% of the population was dispersed in rural areas and in small townships.

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics, for the years indicated, all published by the World Bank.

Selected Comparative Statistics

	Colombia	Peru	Brazil	Mexico	U.S.
GNI Per Capita(l)	$6,810	$7,090	$9,280	$11,980	$80,450
Life Expectancy at Birth(2)	77.7	77.7	75.8	75.1	78.4
Illiteracy Rate(3)	4.0%	5.0%	n/a	6.0%	n/a
Infant Mortality(4)	11	14	13	11	6
Poverty (5)	36.6%	27.5%	n/a	36.3	n/a

n/a = Not available.

1:

GNI per capita (formerly GNP per capita) is the result of the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method. Data available as of 2023.

2:	Data available as of 2023.
3:	Percentage ages 15 and over. Data available as of 2020.
4:	Number of infants dying before reaching the age of one year, per 1,000 live births. Data available as of 2023.
5:	Percentage of population living below national poverty line. Data available as of 2022.

Sources: World Bank Group, Development Data Group.

Government and Political Parties

The Republic is one of the oldest democracies in the Americas, with regular and peaceful transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution (the “Constitution”), replacing the Constitution of 1886. The main features of the Constitution include further governmental decentralization, autonomy of the Central Bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a presidential republic. In the most recent presidential elections that took place on May 29, 2022, Gustavo Petro of the Pacto Histórico party won the first ballot with 40.32% of the vote, while Rodolfo Hernández of the Liga de Gobernantes Anticorrupción party came in second with 28.15% of the vote. On June 19, 2022, Mr. Petro won the second ballot and was elected President of the Republic of Colombia with 50.44% of the vote. President Petro took his oath and assumed the office of the President on August 7, 2022. The next presidential election is scheduled for May 2026.

The National Development Plan 2022—2026 “Colombia, potencia mundial de la vida” (the “2022-2026 Plan”), was approved by the Congress on May 5, 2023. The 2022-2026 Plan is the result of a participatory process that received more than 6,500 proposals and to which more than 250,000 Colombians contributed through participation in regional dialogues.

On May 19, 2023, the 2022-2026 Plan became Law 2294 of 2023. The 2022-2026 Plan is focused on reducing inequality and poverty and on promoting better agricultural and industrial development with consideration for the environment. The 2022-2026 Plan is based on five main pillars: (i) planning of the territory around water; (ii) human security and social justice; (iii) human right to food; (iv) productive transformation, internationalization and climate action; and (v) regional convergence.

•

Planning of the territory around water: Seeks to focus the planning and development of the country on the protection of the environment and of the areas of special interest to guarantee the right to food.

•	Human security and social justice: Transformation of social policy to ensure the protection of life with legal and institutional security as well as economic and social security.

•	Human right to food: Developed through three main pillars – availability, access and adequacy of food – so that all people have an adequate and healthy diet.

•

Productive transformation, internationalization and climate action: Diversification of productive activities while taking advantage of natural capital and the use of clean energy, focusing on knowledge and innovation, guaranteeing human rights, and contributing to building resilience against climate shocks.

•	Regional convergence: Reduction of social and economic gaps between households and regions in the country by guaranteeing adequate access to opportunities, goods and services.

The 2022-2026 Plan also has four cross pillars: (i) total peace; (ii) diverse actors to effect change; (iii) macroeconomic stability; and (iv) foreign policy with a gender approach. The National Public Investment Plan for 2023-2026 is estimated at a value of Ps. 1,154.8 trillion, in constant 2022 values, and includes as a component the Multi-Year Investment Plan for Peace, which is estimated to cost Ps. 50.4 trillion, in constant 2022 values.

According to Article 6 of the 2022-2026 Plan, the total cost of its execution will be financed with resources of the General Budget of the Nation and may not exceed the amount of the resources available in accordance with the Macroeconomic Plan and the Medium Fiscal Term Fiscal Framework (MTFF) as set forth in Articles 4 and 5 of Law 1473 of 2011.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both the governors of the departments and mayors of the municipalities are elected by direct popular vote. The most recent local elections took place in October 2023.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or Supreme Court), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (Attorney General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for eight year terms, is to assure that all laws are consistent with the Constitution and to review all decisions regarding protected fundamental rights. The Supreme Court is the final appellate court for deciding civil, criminal, family and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or Colombian law. The Council of State also acts as advisor to the Government on administrative matters. The Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The Attorney General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s chief attorney. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

The Jurisdiccion Especial Para la Paz (Special Jurisdiction for Peace, or “JEP”) is the justice component of the integral system of truth, justice, reparation and non-repetition implemented by the peace agreement between the Government and Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or the “FARC”), which entered into force in March 2017. The JEP has the function of administering transitional justice and deciding cases related to crimes committed before December 1, 2016 within the framework of the armed conflict. The JEP was created to last for no more than 20 years. See “—Internal Security” for more information about the armed conflict and the peace agreement.

As of March 31, 2025, the JEP had accredited 11,421 victims individually and reported that 14,899 people had signed minutes of commitment and submission to the JEP. The JEP had received 228 proceedings of dialogical construction of truth and inter-jurisdictional coordination and intercultural dialogue. The JEP had resolved 1,005 cases of people with a resolution of conditional freedom and 266 cases of people deprived of liberty in a military or police unit.

National legislative power is vested in Congress, which consists of a 108-member Senate and a 172-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional elections occurred on March 13, 2022. The following tables show the composition of Congress by political party.

Congressional Members by Party

Party	Number of elected officials
Senate
Pacto Histórico	16
Partido Conservador Colombiano	16
Partido Liberal Colombiano	15
Coalición Alianza Verde y Centro Esperanza	14
Partido Centro Democrático	14
Partido Cambio Radical	11
Partido de la Unión por la Gente (Partido de la U)	10
Coalición Mira – Colombia Justa Libres	4
Movimiento Alternativo Indigena y Social (MAIS)	1
Movimiento Autoridades Indígenas de Colombia “AICO”	1

Total	102

Chamber of Representatives
Pacto Histórico	27
Partido Liberal Colombiano	32
Partido Conservador Colombiano	25
Partido Centro Democrático	16
Partido de la Unión por la Gente “Partido de la U”	15
Partido Cambio Radical	16
Partido Alianza Verde	11
Coalición Mira – Colombia Justa Libres	1
Partido Nuevo Liberalismo	1
Coalición Centro Esperanza	1
Liga de Gobernantes Anticorrupción	2
Coalición Partidos Cambio Radical – Colombia Justa Libres - Mira	1
Coalición Centro Esperanza	1
Coalición Partido Conservador Colombiano y Partido de la “U”	1
Coalición Partido Conservador Colombiano y Partido Centro Democrático	1
Pacto Histórico Alianza Verde	1
Coalición Partido Cambio Radical y Partido Político Mira	1
Coalición Partido Liberal Colombiano – Colombia Justa Libres	1

Fuerza Ciudadana la Fuerza del Cambio Magdalena	1
Partido Colombia Renaciente	1
Alternativos	2
Gente en Movimiento	1
Pacto Histórico y Verdes	1
Coalición Juntos por Caldas	1
Coalición Partido de la U y Partido Colombia Justa Libres	1
Movimiento Alternativo Indígena y Social “MAIS”	1
Palenque de la Vereda las Trecientas y del Municipio de Galapa	1
Fernando Ríos Hidalgo	1
Total	165

Source: Registraduría Nacional del Estado Civil (National Civil Registry)

As a result of the peace agreements signed with the FARC political party (Partido Político Comunes) and the related political reform approved in 2015: (i) the Partido Político Comunes was awarded five seats in the Senate and five seats in the Chamber of Representatives regardless of the vote obtained; and (ii) an additional seat was added in the Senate for the candidate who obtained the second highest vote in the presidential elections and an additional seat was added in the Chamber of Representatives for the losing vice presidential candidate. Additionally, through Legislative Act No. 2, dated August 25, 2021, 16 seats in the Chamber of Representatives were temporarily designated for candidates from the Special Constituencies for Peace (Circunscripciones para la Paz) for the 2022-2026 and 2026-2030 legislatures to represent victims of the armed conflict. For this reason, the Partido Político Comunes and Circunscripciones para la Paz seats have not been included in the table above.

Senators are elected on a non-territorial basis, while Representatives are elected on the basis of proportional territorial representation. To be enacted into law, a bill must be approved by a majority of both chambers of Congress. Differences between the two chambers of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both chambers. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all the cabinet ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. Since the late 1980s and the drafting of the Constitution, the political party environment in Colombia has changed substantially in the dimensions of its division, polarization and level of institutionalization. The pluralistic awareness of citizens and the realities and changing social contexts in the country has allowed the foundation of new political parties: Alianza Social Independiente founded in 1991, Cambio Radical in 1998, Partido Social de la Unidad Nacional in 2005, Polo Democrático Alternativo in 2005, Partido Alianza Verde in 2005, Partido Político Coumunes and Pacto Histórico among others. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress (1)

	Chamber of Representatives			Senate
Party	2014	2018	2022	2014	2018	2022
Pacto Histórico	N/A	N/A	15.61%	N/A	N/A	14.14%
Partido Centro Democrático	9.47%	18.60%	9.86%	14.29%	17.59%	11.85%
Partido Cambio Radical	7.74%	17.44%	8.52%	6.96%	14.81%	9.89%
Partido Conservador Colombiano	13.17%	12.21%	12.56%	13.58%	12.04%	13.59%
Partido Liberal Colombiano	14.13%	20.35%	14.26%	12.22%	12.96%	12.74%
Partido de la Unión por la Gente(2)	16.05%	14.53%	8.73%	15.58%	12.96%	9.25%
Others	39.40%	16.86%	30.46%	37.40%	29.63%	28.54%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Totals may differ due to rounding.
(2)	Formerly, Partido Social de la Unidad Nacional.

Source: Registraduría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla Activity

Guerrilla organizations have operated in Colombia for several decades. In response to escalating violence during the 1950s, some rural communities in southern Colombia organized themselves into self-protected and self-maintained zones. After clashes with the Government, these communities subsequently reorganized as an armed guerrilla movement, formally becoming the Revolutionary Armed Forces of Colombia, or the FARC, in 1966.

Also in the 1960s, a group of students, inspired by the Cuban Revolution, founded the National Liberation Army (Ejército de Liberación Nacional, or the “ELN”). Their first public action occurred in 1965 with the release of the Simacota Manifesto, which called for political unity against the country’s oligarchic structures.

Since then, the FARC and the ELN have been the principal active guerilla organizations in Colombia. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence and coercive pressure over the local population.

In recent years, many of the guerillas have funded their activities through kidnappings and through narcotrafficking. In addition, the guerilla organizations have committed acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Ecopetrol S.A., the national oil company (“Ecopetrol”). Pursuant to Law 1530 of 2012, fees paid for the transport of oil and gas through pipelines as stipulated in each agreement and regulation are partially assigned to the appropriate territorial entities. These fees were implemented in order to help align the interests of Ecopetrol with territorial entities, such as departments, municipalities, districts and indigenous territories.

According to Ecopetrol, in 2020, there were 51 attacks on oil infrastructure, a decrease of 29% compared to 2019, resulting in direct costs of repairs due to terrorist attacks of approximately $62.1 million. In 2021, there were 41 attacks on oil infrastructure, a decrease of 33% compared to 2020, resulting in direct costs of repairs due to terrorist attacks of approximately $47.7 million. As a result, there was a deferred production of 2,154 barrels directly related to these attacks in 2021, as compared to zero deferred production in 2020. In 2022, there were 26 attacks on oil infrastructure, a decrease of 27% compared to 2021, resulting in direct costs of repairs due to terrorist attacks of approximately $31.5 million. As a result, there was a deferred production of 115 barrels directly related to these attacks in 2022, as compared to 2,154 barrels in 2021. In 2023, there were 39 attacks on oil infrastructure, an increase of 50% compared to 2022, resulting in direct costs of repairs due to terrorist attacks of approximately $55.4 million. As a result, there was a deferred production of 56,378 barrels directly related to these attacks in 2023. Additionally, in 2024, there were 41 attacks on oil infrastructure, an increase of 5.3% compared to 2023. As a result, there was a deferred production of 114,505 barrels directly related to these attacks in 2024, as compared to 56,378 barrels in 2023. As of March 14, 2025, there had been nine attacks against the pipeline infrastructure in 2025. On several occasions, guerilla attacks have resulted in unscheduled suspensions of Ecopetrol’s transportation systems in order to repair or replace sections of pipelines or production facilities that have been damaged. This has in turn caused production delays in certain fields. Ecopetrol has also strived to remediate environmental damage. On March 19, 2025, Cenit, a subsidiary of Ecopetrol, reported that it had activated its Emergency and Contingency Plan following an oil leak on the Bicentenario Oil Pipeline near the village of Palo de Agua, located in the rural area of the municipality of Fortul, in the department of Arauca. The leak was the result of a terrorist attack carried out by unidentified individuals.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income and peace negotiations. As of 2017, tax incentives were granted to companies that developed production programs in at least one of 344 eligible municipalities affected by the armed conflict. The Agencia de Renovación del Territorio (ART) reported that between 2018 and June 2024, 215 social projects had been approved with an aggregate investment of Ps. 1.38 trillion.

On November 4, 2022, President Petro signed Law 2272 of 2022, which amended and extended Law 418 of Total Peace, allowing the Government to continue negotiations with armed insurgents and criminal organizations and to request the suspension of arrest orders against members of criminal organizations. Based on this new law, the Government asked the Attorney General’s office to suspend some arrest orders against the representatives of the Gaitanista Self-Defense Forces of Colombia and the Sierra Nevada organization so that they could participate in peace talks with the Government. Additionally, within the framework of the Total Peace Plan, the Government has signed 26 agreements, including a bilateral ceasefire with the ELN effective until August 3, 2024.

On August 21, 2025, a truck loaded with cylinder bombs exploded near the Marco Fidel Suarez Air Base in Cali, Colombia, leaving 70 wounded and six dead. On the same day, in Amalfi, Colombia, a drone attack on a police helicopter left 13 dead and several wounded. Senators from various political parties condemned the attacks on social media. President Petro ordered the Armed Forces to expand the military presence in and monitor the area used by the criminal group that perpetrated the terrorist attack in Cali.

On August 22, 2025, the Minister of Defense, Pedro Sánchez, together with military leadership, participated in a debate before the Second Committee of the House of Representatives focused on the execution of the budget and the allocation of resources to the Ministry of Defense for 2026. The Government proposed to allocate Ps. 68 billion to the Ministry of Defense, an increase of 7% compared to the current Ps. 64 billion allocated for 2025, in the midst of growing national security challenges such as illicit crop cultivation, illegal mining and the use of drones by armed groups. The Ministry of Defense budget is distributed as follows: 78% for operating expenses, 13% for investment, 6% for lawsuits and 3% to military operations.

FARC

On September 4, 2012, then President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement established a procedure to end the armed conflict. The proposed peace process included an agenda with five concrete points: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combating drug trafficking; and (v) the rights of the victims. The agreement did not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway, and continued in Havana, Cuba.

On January 25, 2016, the United Nations Security Council approved the establishment of a political mission in Colombia for 12 months to monitor the peace agreement between the Government and the FARC. The mission was made up of unarmed international observers, responsible for the verification of the definitive bilateral ceasefire and cessation of hostilities, and as part of the tripartite mechanism that the parties were to include in the final peace agreement.

On June 23, 2016, the Government and the FARC announced an agreement to enter into a definitive ceasefire and disarmament of the FARC. The agreement also included security guarantees and measures to combat criminal organizations that commit crimes against social, political and human rights groups, especially criminal organizations that are successors to paramilitary groups, and groups that threaten the peace agreement.

The objective of the ceasefire and disarmament was to end offensive operations between the Colombian army and the FARC in order to create the conditions for the execution of a final peace agreement and to reincorporate the FARC to civil society. The final agreement contemplated that the FARC militias would leave their camps and relocate to 23 transitory zones and eight base camps in order to start their reincorporation into civil society. The process was monitored by the Government, the FARC and an assigned international political mission of the United Nations.

On August 24, 2016, a final peace agreement was entered into by the Government and the FARC. The final agreement detailed the five fundamental points to terminating conflict, which had been negotiated in the previous months and consisted of: (i) a final ceasefire and disarmament and bilateral end to hostilities; (ii) the protection of victims’ rights and a Special Jurisdiction for Peace, including a tribunal to prosecute those who committed crimes related to and on either side of the conflict; (iii) an investment plan for rural areas and peasant farmers; (iv) reincorporation of members of FARC into civil life and to allow them to participate in political life; and (v) a successful fight against drug trafficking.

On September 26, 2016, then President Santos and the leader of FARC, Rodrigo Londoño Echeverri, a.k.a. Timochenko, executed the peace agreement in Cartagena, Colombia, in the presence of representatives of the international community, including the guarantor countries and the Secretary General of the United Nations.

The peace agreement was subject to, and was rejected by, a plebiscite that took place on October 2, 2016. As a result, then President Santos reopened negotiations with the FARC and the plebiscite opposition with the goal of revising the final version of the peace agreement. On October 21, 2016, delegations from the Government and the FARC returned to Havana, Cuba, to continue the dialogue and to address several of the concerns of the plebiscite opposition. On November 24, 2016, then President Santos and Mr. Londoño executed a new peace agreement in Bogotá, Colombia. The new agreement included changes that addressed some of the plebiscite opposition’s concerns, including: (a) revisions to the treatment of drug trafficking offenses, including lowering the amnesty from prosecution from two years to one; (b) several changes to the Tribunal for Peace, including judicial review of the decisions by Colombian courts and modifications to the Tribunal’s composition, from one partially composed of international jurists to one composed only of Colombian jurists; (c) the requirement that the FARC provide a list of its assets to be used in reparations for victims; and (d) a reduction in the amount of funds the FARC’s political movement would receive in the four years after the agreement. Former FARC members are still allowed participation in Congress.

On November 30, 2016, Congress approved the revised peace agreement. In December 2016, Colombia’s Constitutional Court approved the revised peace agreement and declared constitutional the ratification of the agreement by Congress through a “fast track” legislative process, which reduced the number of legislative sessions required, prevented efforts to amend elements of the peace agreement and removed the need to have the peace agreement approved by another plebiscite. The peace agreement contains a timeline for implementation of certain provisions of the agreement based on the number of days from the day the agreement went into effect, referred to as the D-day. Certain actions were taken as early as D+1 and others, such as disarmament of FARC, were contemplated to be completed by D+180, or 180 days after the agreement went into effect.

On December 10, 2016, then President Santos, accompanied by a group of victims of the armed conflict in Colombia, received the Nobel Peace Prize.

In January 2017, the National Commission of Security Guarantees was created in order to monitor and dismantle criminal organizations that threaten social leaders and the implementation of the peace agreement. In February 2017, 6,934 members of the FARC arrived at 26 concentration areas situated across the country to begin the disarmament process. In March 2017, the Congress approved the legislative act that instituted the Integral System of Truth, Justice, Reparation and Non-Repetition. This act also created the JEP, which is the judicial component of the system. In June 2017, members of the FARC finished the disarmament process, with the United Nations acting as observer in the process.

On May 5, 2017, the United States signed an economic assistance bill that ensured Colombia would receive the $450 million that was pledged in 2016 in commemoration of the fifteen-year anniversary of Plan Colombia, the U.S. initiative to aid the Colombian Government with its ongoing war on drugs. The assistance was allocated by Colombia to fund peace efforts called “Paz Colombia.”

On July 10, 2017, then President Santos signed a presidential decree which granted amnesty to 3,252 members of the FARC convicted of political crimes. As of that date, a total of 7,400 members of the FARC had received amnesty, 6,005 by decree and 1,400 through the courts.

On November 30, 2017, Congress approved the final text of the draft bill which implemented the regulatory framework of the JEP (the “JEP Bill”). On August 15, 2018, the Constitutional Court declared the JEP Bill constitutional, and on February 11, 2018, the Constitutional Court sent the JEP Bill to the President of the Congress and the President of the Republic for their signatures. On March 10, 2019, then President Duque objected to six of the 159 articles of the JEP Bill. On April 8, and May 1, 2019, the Chamber of Representatives and the Senate, respectively, rejected the objections. On June 6, 2019, then President Duque enacted the regulatory framework of the JEP into law. On May 28, 2021, 12,929 individuals were admitted into the JEP process. Of that group, 9,804 were members of the FARC, 2,972 were members of the military, 141 were other agents of the state, such as police officers, and 12 were social protesters.

On August 29, 2019, Ivan Marquez and Jesus Santrich (“Santrich”), former senior leaders of the FARC, announced that they would once again take up arms and return to conflict. On October 9, 2019, the FARC political party, the successor of the guerrilla group, expelled all the FARC members that announced their rebellion. Several FARC dissidents, including Santrich, are requested on extradition by the United States on drug trafficking and money laundering charges. Furthermore, in December 2020, the Council of State ruled that Santrich would no longer be a member of the Chamber of Representatives for the 2018-2022 legislative period.

On September 30, 2019, the Presidential Counselor for Stabilization and Consolidation stated before a committee of Congress the Government’s continued commitment to the implementation of the peace agreement reached with the FARC. As of that date, the Government had invested approximately Ps. 900 billion in projects related to the implementation of the peace agreements.

On May 12, 2020, the Truth and Responsibility Acknowledgment Section of the JEP (La Sección de Reconocimiento de Verdad y Responsabilidad del Tribunal para la Paz) issued guidelines for its sanctions and for works and activities with restorative and reparative content. The sanctions for direct participants will last from five to eight years. Other types of participants will also be subject to their own sanctions for a period of two to five years. As of May 28, 2021, the courts of justice had adopted 36,376 judicial decisions and the tribunal for peace had adopted 6,812 judicial decisions. The JEP had received 380 reports from victims’ organizations and institutions of the state and 84 proceedings of dialogical construction of truth and inter-jurisdictional coordination and intercultural dialogue.

On April 14, 2021, through Decree Nos. 312, 313 and 314 of 2021, the Special Administrative Unit for Military and Police Criminal Justice was created. This new unit is part of an effort to strengthen criminal justice within the military and complies with congressional criteria set forth in the Military Penal Code (Law No. 1407 of 2010) regarding a criminal justice system under military jurisdiction.

FARC dissidents, those who chose not to comply with the peace agreement, have continued to carry out acts of violence in Colombia.

On March 26, 2021, FARC dissidents detonated an explosive device in front of the mayor’s office of Corinto, Cauca, causing injuries to 43 individuals.

On May 18, 2021, FARC dissidents announced that Santrich died on May 17, 2021, during combat with the military.

On June 15, 2021, the military base of the 30th Brigade of the Colombian army was the target of an explosion in the city of Cucuta, causing injuries to 44 individuals. The special tasks group designated by the Attorney General to clarify the facts established that the dissidents of the 33rd Front of the FARC were responsible for the attack.

On June 25, 2021, the presidential helicopter was the target of an attack when it was landing in Cucuta. The Minister of Defense, the Minister of the Interior, the Governor of Norte de Santander and then President Duque were onboard and unharmed in the attack. The special tasks group designated by the Attorney General to clarify the facts attributed this attack to dissidents of the 33rd Front of the FARC.

On July 27, 2021, the Minister of the Interior confirmed that some dissidents of the FARC and the Gulf Clan (Clan del Golfo) were responsible for the forced displacement of approximately 4,099 people, of which 900 were children. The Government provided the victims with humanitarian aid, established measures seeking their safe return to their hometowns and continued to strengthen the fight against criminal groups.

On August 3, 2021, the Minister of the Interior and the Minister of Defense announced the capture of Henry Darío Areiza Jaramillo, one of the main organizers of drug trafficking, attacks on the military and forced displacement, in Ituango, Antioquia.

On September 13, 2021, the Minister of Defense announced the success of a military operation against the Gulf Clan in Ituango, which operation neutralized seven members of the Gulf Clan and captured two members. The Gulf Clan is responsible for numerous terrorist attacks against the police in that region.

On September 16, 2021, the Minister of Defense attributed responsibility for a terrorist attack that killed a police officer in San Vicente del Caguán, to FARC dissidents.

On October 21, 2021, the Minister of Defense confirmed that John Carlos Rincón, known as “Colacho”, the leader of a FARC dissident group which had been committing crimes in the South of Bolívar department, was captured in a hotel in Bogotá.

On November 10, 2021, then President Duque announced that the military had neutralized one of the main leaders of the FARC dissidents in Valle del Cauca, known as “Hugo”, during military encounters.

On December 14, 2021, in a joint operation, the military, the Attorney General’s office and the Air Force captured Boris Bohórquez, who was part of the FARC dissident group that operates in the Caquetá department and is considered to be the right-hand man of “Gentil Duarte”, the head of such dissident group.

On January 24, 2022, then President Duque confirmed that Euclides Espana Caicedo, known as “Jhonnier”, the highest leader of the FARC dissident group in the southwestern part of the country, was killed in the department of Cauca during military encounters.

Between January 20, 2022, and February 9, 2022, three separate terrorist attacks were carried out in the departments of Arauca, Caqueta and Meta, for which the Minister of Defense attributed blame to FARC dissident groups.

On February 5, 2022, the Minister of the Interior, the Minister of Defense and the Minister of the Environment confirmed that FARC dissidents were responsible for forest fires in several places throughout the Colombian Amazon. The ministers announced the deployment of 400 members of the military, accompanied by police and ESMAD members, to attempt to capture the dissidents.

On February 24, 2022, the Minister of Defense announced that as a result of a military and police offensive in response to the terrorist actions of criminal groups in the border area with Venezuela, 23 FARC dissidents were neutralized and five others were captured.

On February 25, 2022, the National Army carried out the Plan Arauca Offensive which resulted in 23 FARC dissidents being neutralized and five others being captured.

On March 26, 2022, a terrorist attack in Ciudad Bolivar, Bogotá, killed one civilian and injured 10 others.

On May 4, 2022, then President Duque announced that Dairo Antonio Úsuga, known as “Otoniel”, the leader of the Gulf Clan, was extradited to the United States.

On May 26, 2022, then President Duque announced that Juan Larinson Castro Estupiñán, known as “Matamba”, a top leader of the Gulf Clan, was killed in a joint military operation by the military and National Police.

On June 13, 2022, then President Duque announced that as a result of a military operation, Leider Yohani Noscue Bototo, known as “Mayimbú” a top leader of a FARC dissident group, was neutralized in Suarez, Cauca.

On June 13, 2022, the Ministry of Defense announced that 222 FARC and ELN dissidents were neutralized or captured in the Cauca department during the preceding two years.

On October 10, 2022, military troops captured Eliecer Palomeque Córdoba, known as “Negro Juan”, the leader of the residual organized armed group Armando Ríos First Structure, which is accused of carrying out harassment and terrorist actions against the military and of kidnapping a United Nations official in 2017.

On October 27, 2022, military troops captured a member of the organized crime group El Sindicato known as “Lucinho”, “Arnold”, “Luis” or “Luciano”, who worked with both ELN and FARC dissident factions for years.

On December 20, 2022, the military, in coordination with the National Police, captured an alleged member of the Caparros organized criminal group and FARC dissident, known as “Indio”.

On December 27, 2022, National Army troops, in a joint operation with the Colombian Navy, the National Police and the investigative body of the Office of the Attorney General, captured five subjects accused of belonging to the FARC dissident group GAO-r Structure 10 Martín Villa and recovered two minors in the municipality of Arauca.

On January 31, 2023, the military captured the leader of Substructure 45, a FARC dissident group, known as “William”, who is alleged to be responsible for extortion and targeted assassinations in the departments of Casanare and Norte de Santander.

On August 14, 2023, in a joint operation, the National Police, the Attorney General’s office and the military captured the leader of the Ismael Ruiz Substructure, a FARC dissident group, known as “Guajiro”, who is alleged to be responsible for committing homicides and extorting farmers, merchants, and transporters in the departments of Huila and Tolima.

On October 2, 2023, the Office of the High Commissioner for Peace announced that a peace dialogue between the Government and the Estado Mayor Central FARC dissident group would begin on October 8, 2023 in Tibú, Norte de Santander. On October 16, 2023, the Government and the Estado Mayor Central FARC dissident group agreed to a bilateral ceasefire, as part of peace negotiations. On March 17, 2024, President Petro ordered the suspension of the ceasefire with the Estado Mayor Central FARC dissident group due to their failure to comply with the ceasefire in Nariño, Cauca and Valle del Cauca, due to the attack on the civilian population, organizations and social leaders.

On March 23, 2024, the delegate of the Central General Staff of the FARC, Andrey Avendaño, who participated in the peace talks with the Government, denied that the FARC had financially supported the presidential campaign of President Petro.

On April 29, 2024, the JEP Peace Tribunal ratified accusations of slavery and kidnappings against former FARC-EP secretariat members.

On May 16, 2024, the Truth Recognition Chamber of the JEP recognized the former vice president of the Republic, former senator and former minister, Germán Vargas Lleras, as a direct victim of two attacks of the former FARC-EP on December 13, 2002, and October 10, 2005, in Bogotá.

On June 29, 2024, the Government and the Segunda Marquetalia - Ejercito Bolivariano FARC dissident group held their first peace negotiation cycle in Caracas, Venezuela. The Segunda Marquetalia group agreed to a unilateral ceasefire and the release of people they had kidnapped, upon a new decree of ceasefire from the Government.

On July 11, 2024, President Petro presented to the United Nations Security Council a report on the implementation of the 2016 peace agreement. President Petro confirmed the willingness to comply with the 2016 peace agreement.

On July 13, 2024, representatives of the United Nations Human Rights Council expressed support for the efforts of the Government in the implementation of the 2016 peace agreement and ratified the commitment to provide technical assistance to the country through the Office of the United Nations High Commissioner for Human Rights in Colombia.

On October 15, 2024, the Government presented to the United Nations Security Council the “Shock plan to accelerate the implementation of the Final Peace Agreement”, which had been under implementation since it was signed in 2016 with the former FARC guerrilla group. This plan seeks to ensure quick and effective progress in implementing the peace agreement in the territories most affected by the armed conflict. The plan focuses on concrete and high-impact initiatives in areas such as comprehensive rural reform, development programs with a territorial focus and territorial security.

On October 16, 2024, the Government issued Decree No. 1280 dated October 15, 2024, which extends the ceasefire with certain FARC dissident groups for an additional six-month period. The decree emphasizes that actions carried out by the armed forces and police against illegal economic activities will not be suspended.

On January 20, 2025, within the framework of Operation Themis, law enforcement efforts were intensified in the departments of Tolima, Huila, and Cundinamarca. Operation Themis is a strategy launched by the Ministry of National Defense in 2024 aimed at combating organized crime and protecting vulnerable communities by focusing on capturing leaders of criminal organizations responsible for violence against social leaders, human rights defenders, and signatories of the peace agreement. According to official data from the Colombian Aerospace Force, as of December 2024, Operation Themis had led to the arrest of 119 individuals, including 30 members of dissident groups and 27 members of the Gulf Clan, contributing to a 6.4% reduction in murders of human rights defenders and a 28.6% reduction in murders of peace agreement signatories.

On April 7, 2025, the National Police killed five members of the Ismael Ruiz group, a dissident faction of the FARC in the department of Huila. Among those neutralized during this operation was an individual known by the alias “May”, who was considered the second-in-command of this dissident group.

On April 17, 2025, during a military operation in the department of Caquetá, a close confidant of Iván Mordisco known as “Alias Paisa” was neutralized. He was the main leader of the First Structure of Armando Ríos dissident faction of the FARC. He had a criminal history spanning more than eight years within the organization and was responsible for at least 20 terrorist attacks in the departments of Guaviare, Meta, Vichada, Guainía, and Vaupés. Along with him, 11 other members of the dissident group were neutralized.

On May 7, 2025, authorities captured alias “Pupilo” or “Terrón”, leader of the FARC’s Adán Izquierdo dissident faction, in a rural area of the municipality of Palmira, located in the central mountain range of the department of Valle del Cauca. He had over a decade of criminal history in armed organizations.

On May 23, 2025, President Petro signed a resolution establishing a temporary location zone in the Catatumbo region. The resolution provides that, for a period of seven months after the publication of the resolution, the Government will coordinate the transition to civilian life for members of Frente 33 (an armed group), who have committed to contributing to the search for missing persons and to supporting humanitarian demining programs (which detect and remove landmines and explosive devices) aimed at protecting communities and members of the Armed Forces.

On August 27, 2025, military personnel were kidnapped in a rural area of El Retorno (Guaviare) by people dressed in civilian clothes in the aftermath of a military operation by the Armed Forced against members of the Martin Villa faction, under the command of an individual with the alias “Iván Mordisco”. The Minister of Defense, Pedro Sánchez, denounced the kidnappings, announced that additional troops were being mobilized to the area where the kidnappings occurred, and demanded the immediate release of the kidnapped soldiers.

ELN

In June 2000, the Government and the ELN began formal peace discussions, which have ceased and been resumed several times. In addition, the Government decided to grant political status to the ELN, an important step in the negotiation process. On August 29, 2013, following the release by the ELN of a Canadian hostage that had been held for seven months, then President Santos announced that the Government was ready to resume peace talks with the ELN.

On June 10, 2014, the Government announced that it had been engaged in exploratory peace talks with the ELN since January 2014, after a series of meetings held in 2013. The Government further stated that formal discussions with the ELN would not be initiated until all the necessary conditions for the peace agreement had been agreed. On May 14, 2015, Humberto de la Calle, the chief negotiator for the Government’s delegation at the Havana peace talks, invited the ELN to join the peace process in order to end the conflict. Mr. de la Calle emphasized that the discussion would need to include a bilateral cease fire. On June 11, 2015, the High Commissioner for Peace, Sergio Jaramillo, made renewed calls for the ELN to join to the dialogue with the Government and stated that the peace process would require the complete disarmament of the ELN. Later, on January 27, 2016, the National Peace Council (“NPC”), established by then President Santos to involve civil society in the peace process, agreed to an agenda between the Government and the ELN. However, the NPC expressed concern about the delay in the opening of formal talks.

On March 30, 2016, an agreement to commence peace negotiations between the Government and the ELN was announced. Then President Santos further stated that the Government and the ELN had agreed on an agenda for the negotiations. The parties agreed to establish a public negotiating table to address the points set out in the agenda in order to sign a final agreement to end the armed conflict. The agenda outlined six main points: (i) participation of society in the peace building process; (ii) democracy for peace; (iii) transformations for peace; (iv) victims; (v) end of armed conflict; and (vi) implementation of the agreement. On September 27, 2016, then President Santos announced the possibility of a public phase of peace dialogues with the ELN provided that the ELN released the hostages it then held.

On October 10, 2016, the Government announced the installation of the public phase of negotiations with the ELN. The delegations of the Government and the ELN had agreed: (i) to install a public negotiation table in Quito, Ecuador on October 27, 2016; (ii) that the agenda for the negotiation table would begin with a discussion of the participation of society in the peace building process; and (iii) to start the process of releasing kidnapped /retained persons by October 27, 2016. In addition, each party agreed to engage in other humanitarian actions and dynamics to create a favorable environment for peace.

On January 14, 2017, the delegations of the Government and the ELN attended a meeting in Ecuador to discuss the sequence of events for peace negotiations. On June 6, 2017, the delegation of the Government and the ELN agreed to: (i) the creation of a team for the education and communication of peace which would support the dialogues and eventual agreements; (ii) supervision by a group of countries (consisting of Germany, the Netherlands, Italy, Sweden and Switzerland) for support of and cooperation with the peace talks; and (iii) the establishment of a financing fund for the negotiations.

On September 4, 2017, the Government and the ELN entered into a temporary ceasefire and ceased hostilities between October 1, 2017, and January 12, 2018. The ceasefire agreement included security guarantees and commitments to suspend any kidnapping against national or foreign citizens, any terrorist attack against the infrastructure of the country, including pipelines, and forceful recruitment of minors. However, in January 2018, the ELN breached the agreement by staging attacks in Aguazul, in the department of Casanare, Arauquita and Saravena, in the department of Arauca, and Cañaguata in the department of Boyacá. The Government objected to these actions, and as a result the ceasefire was terminated. The Government stressed the importance of compliance with the agreements as a precondition for the continuation of peace talks.

On May 5, 2018, the ELN and the Government announced a continuation of peace talks in Havana, Cuba. The cycle of negotiations was focused on achieving a new ceasefire and future participation in society. The ELN agreed to a unilateral ceasefire from June 15, 2018, until June 19, 2018. On August 1, 2018, the Government and the ELN concluded the sixth cycle of peace talks in Havana, Cuba. The talks received the support of the international community. During the cycle, progress was made in the construction of the mechanisms for the participation of civil society in the implementation of a peace agreement and on an agreement commencing a bilateral, temporary and national ceasefire.

On January 15, 2019, then President Duque, during his meeting with the head of the United Nations’ verification mission in Colombia, Carlos Ruiz Massieu, reaffirmed the commitment of the Government to the reintegration of ex-combatants, comprehensive reparation to victims of violence, and the promotion of 170 municipalities impacted by violence and poverty.

On January 17, 2019, a car bomb was detonated in a police academy in Bogotá, killing at least 21 people and injuring 68 civilians and police officers. The Government announced that the ELN was behind the attack, and the ELN admitted to having committed it. As a result, the Government suspended peace talks with the ELN and reinstated arrest warrants for its former negotiators.

On January 15, 2020, the Government requested the extradition of the leader of the ELN, Nicolás Rodríguez Bautista, from Cuba.

On February 18, 2020, then President Duque stated that before resuming any negotiations with the ELN, the armed group would need to stop criminal and violent acts.

During 2020, 459 members of the ELN were captured and 24 were killed during military encounters. In addition, 251 members of the ELN demobilized in 2020, which represented a decrease of 21.8% in demobilizations compared to 2019. With respect to Bandas Criminales al Servicio del Narcotráfico (criminal groups supporting drug traffic or “BACRIM”), in 2020, 4,693 members were captured and 136 were killed.

On March 30, 2020, the ELN declared a unilateral ceasefire from April 1 to April 30, 2020, due to the COVID-19 emergency in Colombia. Although the Ombudsman’s Office requested an extension of the ceasefire, the ELN rejected it. The ELN publicly requested the Government to continue peace dialogues; however, the Government replied that their continuity would be subject to the cessation of terrorist activities and the release of hostages.

On March 30, 2021, a member of the ELN was extradited to the United States on drug trafficking charges.

In May 2021, the Commissioner for the Peace reported that the Government had been taking an indirect approach with the ELN to explore the ELN’s real intention to achieve peace. However, the ELN had not accepted the basic conditions set forth by the Government to reach an agreement which implicated ending kidnapping and criminal acts such as the recruitment of minors, the installation of antipersonnel mines and attacks against energy infrastructure.

On September 20, 2021, the Minister of Interior announced that progress was made in a military operation against the ELN, resulting in two longtime ELN leaders in the department of Chocó being neutralized.

On September 28, 2021, a leader of the ELN, known as “Fabian”, was confirmed dead after being injured in an operation carried out by the military.

On November 23, 2021, José Elecid Gañan Bañol, known as “Shumager”, a secondary leader of the ELN’s western war front, was killed in a joint military operation by the military and National Police in the department of Chocó.

On November 30, 2021, in a joint operation, the military, the National Police and the Attorney General’s office captured a leader of the ELN’s eastern front, known as “El Indio”, in the Huila department.

On January 7, 2022, the ELN launched an attack against the Mobile Anti-Disturbance Squadron (“ESMAD”) in Cali, which injured 13 ESMAD members. On February 2, 2022, then President Duque announced that five members of the ELN linked to the January 7, 2022 attack in Cali had been arrested.

On March 4, 2022, then Minister of Defense Diego Molano announced the capture of a member of the ELN support network with the alias “Carecerdo”, who is alleged to have committed crimes, such as extorting merchants and farmers, for over 20 years in the city of Teorama, in the Catatumbo region.

On May 2, 2022, then Minister of Defense Diego Molano announced that recent violent events that occurred in Cauca, including the detonation of a car bomb and three murders, were carried out by FARC and ELN dissidents.

On August 8, 2022, President Petro confirmed that his Government would resume the peace process begun years ago with the ELN guerrillas and announced that he would consult the countries that had previously participated as guarantors regarding their continued willingness to serve as guarantors. The President of Chile, Gabriel Boric, stated that his country would continue to be a guarantor when dialogues with the ELN were resumed.

On August 19, 2022, the ELN released six members of the Armed Forces who had been kidnapped in the department of Arauca.

On October 4, 2022, President Petro announced the resumption of peace talks with the ELN. On November 19, 2022, the High Commissioner for Peace, Danilo Rueda, and the Head of the ELN Delegation, Pablo Beltrán, confirmed that peace talks would resume on November 21, 2022, in Caracas, Venezuela.

On December 3, 2022, President Petro announced that after the start of a peace dialogue with the ELN, the parties agreed that the ELN would allow the displaced Embera indigenous populations to return to their territories.

On January 4, 2023, after the ELN publicly announced that the protocols for any proposed ceasefire would need to be agreed upon at a dialogue table, the Government suspended its bilateral ceasefire with the ELN and indicated that the ceasefire would be revisited in the next cycle of peace talks with the ELN. Additionally, the Government ratified the commencement of bilateral ceasefires with four illegal armed organizations: the Segunda Marquetalia FARC dissident group, the Estado Mayor Central FARC dissident group, the Gaitanista Self-Defense Forces of Colombia and the Sierra Nevada Self Defense group.

On March 10, 2023, at the end of the second cycle of peace negotiations between the Government and the ELN, both parties signed the “Mexico Agreement” which included a new agenda for peace talks, focused on: (i) the participation of society in the construction of peace; (ii) democracy for peace; (iii) victims; (iv) ending the armed conflict; and (iv) and a general plan for the execution of the agreements between the Government and the ELN.

On June 8, 2023, Colombia’s High Commissioner for Peace announced that, after finishing the third round of peace talks, the Government and the ELN agreed to a bilateral ceasefire for six months beginning August 3, 2023.

On July 14, 2023, the Government and the ELN agreed on the operating regulations of the National Participation Committee (Comité Nacional de la Participación), which aimed to facilitate the participation of Colombian citizens in the peace process.

On September 4, 2023, Colombia’s High Commissioner for Peace published Statement No. 18, which documents the agreement reached during peace dialogues between the Government and the ELN to develop mechanisms for humanitarian treatment of political prisoners and members of the ELN in the country’s prisons or detention centers.

On November 2, 2023, the Government’s delegation to the peace dialogues with the ELN reported that the ELN was responsible for the kidnapping of soccer player Luis Díaz’s father, and the delegation demanded his immediate release in order to comply with the terms of the peace process. His father was released on November 9, 2023.

On March 15, 2024, the Ombudsman’s Office reported that the ELN had kidnapped 20 people so far in 2024 in the department of Arauca.

On May 6, 2024, during the sixth cycle of peace talks, the ELN made a unilateral commitment, without a defined deadline, to suspend kidnappings.

On December 11, 2024, the Attorney General’s Office imposed precautionary measures on certain assets owned by individuals allegedly involved in illegal activities linked to the ELN. Such assets were preliminarily valued at more than Ps. 33 billion.

On January 17, 2025, President Petro announced the suspension of peace talks with the ELN due to then recent acts of violence in the Catatumbo region.

On January 24, 2025, President Petro enacted Decree 62, declaring a state of internal unrest in the Catatumbo region, located in the northeast of the department of Norte de Santander, as well as in the metropolitan area of Cúcuta, due to acts of violence involving the ELN and FARC dissidents. The decree was valid for 90 days and sought to ensure the deployment of adequate resources to address the humanitarian crisis. On April 23, 2025, Decree 467 lifted the state of internal unrest in Catatumbo; however, the tax measures imposed by Decree 0175, enacted on February 14, 2025, in response to internal unrest (as discussed in “—Other Domestic Initiatives”), will remain in effect until December 31, 2025.

On March 19, 2025, the Government confirmed that during the first two months of 2025, the military had neutralized 213 members of the ELN and FARC dissident groups as a result of military and police operations.

On April 26, 2025, police arrested alias “Diomedes”, the third-ranking leader of the José María Becerra faction of the ELN, and alias “Quinta”, the leader of the ELN in the southwest region of the country.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”)

The National Development Plan 2018-2022 aimed to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. National development plans are published every four years and act as a framework for the Government’s goals, programs and investment plans. The main objectives of the 2018-2022 Pact included (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals; and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

The Presidential Council for Stabilization and Consolidation reported that as part of the 2018-2022 Pact, and as of February 2022, the Government had invested more than Ps. 3.08 billion for the benefit of victims of violence in Colombia.

On March 28, 2022, the United Nations Secretary General published a report on the United Nations Verification Mission in Colombia. The report highlighted progress in victim reparations, ex-combatant reintegration, and crop substitution and development programs. The report recognized that the Government had allocated U.S. $134 million for productive projects, culminating in 116 collective productive projects benefitting 3,855 people and 3,918 individual productive projects benefitting 4,736 people, and that 63% of ex-combatants participated in productive projects. Finally, the report touched on the Comprehensive Municipal and Community Substitution and Alternative Development Plan (“PISDA”), through which, as of January 2022, approximately 46,000 hectares of illicit crops had been voluntarily eradicated.

On June 28, 2022, the Truth Commission in Colombia published a report consisting of ten volumes, including a statement. The statement is the compendium of the collected truths. The volume of findings and recommendations contains this statement, a first part with the synthesis of the issues that were investigated in depth by the Commission and a second part with the Commission’s recommendations on peace matters. The other volumes of the final report respond to specific aspects of the mandate of the peace agreement. There are four contribution volumes whose specific purpose is to make visible the impacts that the conflict had on certain sectors and human groups.

On August 7, 2022, President Petro, in his inauguration ceremony, called for an end to violence in the country and the reincorporation into society of armed actors.

The National Public Investment Plan 2023-2026 includes as a component the Multi-Year Investment Plan for Peace, which is estimated to cost Ps 50.4 trillion, in constant 2022 values.

Criminal Activity

The level of criminal activity in Colombia has shown a fluctuating trend since August 2002. Incidents of homicide decreased by 4.3% to 12,010 in 2020, increased by 14.0% to 13,686 in 2021, decreased by 1.1% to 13,540 in 2022, increased by 0.1% to 13,555 in 2023 and decreased by 0.4% to 13,497 in 2024. As of and for the four-month period ended April 30, 2025, 4,276 incidents of homicide were reported, an increase of 1.1% compared to the same period in 2024, during which 4,231 incidents of homicide were reported. Incidents of kidnapping stood at 162 in 2020, stood at 160 in 2021, increased by 39.4% to 223 in 2022, and increased by 51.6% to 338 in 2023, but decreased by 7.1% to 314 in 2024. As of and for the four-month period ended April 30, 2025, 131 incidents of kidnapping were reported, an increase of 44% compared to the same period in 2024, during which 91 incidents of kidnapping were reported. Incidents of terrorism decreased by 41.9% to 427 in 2020, increased by 48.7% to 635 in 2021, increased by 16.9% to 742 in 2022, increased by 13.1% to 839 in 2023 and increased by 34.2% to 1,126 in 2024. As of and for the four-month period ended April 30, 2025, 359 incidents of terrorism were reported, an increase of 20.1% compared to the same period in 2024, which reported 299 incidents of terrorism. There can be no assurance, however, that the level of criminal activity will continue to be the same in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops;

•	controlling the raw materials necessary to process coca;

•	providing an alternative livelihood for small coca growers through subsidies and other means;

•	destroying drug processing and distribution operations; and

•	arresting, prosecuting and extraditing drug traffickers.

The Environmental Management Plan (“PMA”) of the Program for the Eradication of Illicit Crops by Aerial Fumigation with the Herbicide Glyphosate has been in force since 2001. On May 5, 2015, the National Council for Narcotic Drugs approved a suspension of fumigations due to the negative effects on public health. No fumigation has been undertaken since 2016. On April 12, 2021, the Government issued Decree No. 380 of 2021, which regulated the control of health and environmental risks in connection with aerial fumigation. Further, on April 14, 2021, the Government issued Resolution No. 694 of 2021, which modified the PMA by adding additional management measures and implementing a more detailed monitoring program for better control if fumigation is resumed. On November 29, 2021, the Constitutional Court halted the Government’s intention to resume fumigation with glyphosate and ordered that the police, the ANLA and the Ministry of the Interior carry out a process of prior consultation with the local communities on the fumigation and ordered the suspension of the environmental procedure for the modification of the PMA.

The eradication of illicit crops has continued via manual eradication, which increased from 18,227 hectares eradicated in 2016 to 52,571 hectares in 2017, 60,189 hectares in 2018, 94,670 hectares in 2019 and 130,171 hectares in 2020. On November 3, 2017, Colombia and the United Nations Office on Drugs and Crime announced a new program to invest up to $315 million in an effort to reduce illicit crops and strengthen rural development. In 2024, with the three forms of eradication of illicit crops carried out in the year: manual, ground spraying and that carried out by soldiers, 9,403 hectares were eradicated and more than 5,200 drug laboratories were destroyed. During the five month period ended May 30, 2025, 1,225 were hectares eradicated.

According to the U.S. White House Office of National Drug Control Policy report dated July 14, 2022, coca cultivation and cocaine production in Colombia decreased by 4.7% in 2021, but remained high at 234,000 hectares and 972 metric tons, respectively. Colombia remains a close ally and partner with the United States in reducing and replacing coca cultivation and cocaine production.

Law 793 of 2002 permits the Government to initiate judicial proceedings to acquire assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past, the Government has been successful in largely dismantling the “Cali” and “Medellin” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development), which seeks to voluntarily remove peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The plan is currently established in 96 Colombian municipalities. In an effort to improve the plan’s results, the Government announced in 2003 a program called “Familias Guardabosques” with the aim of paying 51,000 peasant families Ps. 3.6 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests. In 2015, the Agencia de Renovación del Territorio (“ART”) was created with the objective of coordinating the construction and execution of development programs with a territorial approach contemplated in the peace agreements. The agency has the responsibility of structuring productive projects, infrastructure projects, economic reactivation programs, environmental and forestry protection projects in the regions that were affected by violence. The “Familias Guardabosques” program has since became part of these productive projects developed by ART.

In March 2019, ART and UNODC established a comprehensive intervention proposal to strengthen the competitiveness of 86 organizations of agricultural producers. A total of 99,097 families were linked to the Integral National Program for the Substitution of Illicit Crops (Programa Nacional Integral de Sustitución de Cultivos Ilícitos) (“PNIS”), of which 82,242 are producers of illicit crops and farmers who do not produce illicit crops, but live in affected areas for drug trafficking, and 16,855 are coca leaf pickers. As of December 31, 2023, there had been 46,151 hectares of coca crops voluntarily eradicated through the program.

Between August 2018 and April 2022, the Government invested $421 million in PNIS through the “Colombia en Paz” Fund. An action plan for the implementation of the program was developed for 56 municipalities. A total of 99,097 families joined the program, of which 21,437 entered during then President Duque’s administration. During then President Duque’s administration, 19,752 hectares of illegal crops were eradicated voluntarily and assisted, with an investment of approximately $7.6 million.

The Government has also implemented security measures to protect ex-combatants. As of March 31, 2023, a total of 2,702 collective reparation actions had been performed. As of March 31, 2023, 749 productive projects had been approved for Ps. 23,550 million. As of July 31, 2023, a total of 27,492 ex-combatants had successfully completed the reintegration process, of which 72% had job training.

On November 24, 2020, the Government issued Decree No. 1543, which establishes the requirements for ex-combatants to have access to land to carry out productive projects and regulates the transfer of rural properties to those ex-combatants. On December 11, 2020, the National Reincorporation Council approved a health program benefitting ex-combatants in the process of reincorporation. As of March 31, 2023, 12,635 ex-combatants in the process of reincorporation were affiliated to healthcare programs.

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. In 2019, the United States committed to provide Colombia with $240.2 million for military and police assistance programs and $100.0 million for economic and social assistance programs. In 2020, the United States committed to provide Colombia with $248.3 million for military and police assistance programs and $210.1 million for economic assistance programs. In 2021, the United States committed to provide Colombia with $61.4 million for security assistance programs and $273.8 million for economic assistance programs. In 2022, the United States committed to provide Colombia with $251.5 million for security assistance programs and $238.9 million for economic assistance programs. In 2023, the United States committed to provide Colombia with $211.4 million for security assistance programs and $241.8 million for economic assistance programs. In 2024, the United States committed to provide Colombia with $210.0 million for security assistance programs and $234.0 million for economic assistance programs. In 2025, the United States committed to provide Colombia with $185.5 million for security assistance programs and $227.8 million for economic assistance programs. Government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support.

United States assistance is conditioned upon the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, then U.S. President George W. Bush issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although Colombia was included in the “major list,” President Bush determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. The United States White House Office of National Drug Control Policy and the Bureau for International Narcotics and Law Enforcement Affairs have highlighted the progress made by Colombia in fighting drug-crop cultivation and drug trafficking. As long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, there will be an evaluation of whether Colombia is a member of the “major list”. As of September 14, 2015, Colombia remained on the “major list” for the United States’ fiscal year 2016, but was still considered certified by the President of the United States due to the substantial efforts of the Government to adhere to its obligations under international counternarcotics agreements. In the event of a future decertification of Colombia, unless the U.S. President waives the effects that a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended, and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The prior decertifications of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States, which certification has not been withdrawn. As of August 8, 2019, Colombia remained on the “major list” for the United States’ fiscal year 2020, but is still considered certified by the President of the United States due to the substantial efforts of the Government to adhere to its obligations under international counter narcotics agreements. As of September 16, 2020, Colombia remained on the “major list” for the United States’ fiscal year 2021. The Government has demonstrated commitment by targeting high-level drug traffickers, interdicting drug shipments and manually eradicating coca plants. In spite of the Government’s efforts, coca plant cultivation and cocaine production remain at high levels. In the case of cocaine production, its high levels are caused in part due to the high international demand. As of September 15, 2021, Colombia remained on the “major list” for the United States’ fiscal year 2022, and the administration of then U.S. President Joe Biden, announced that it would seek to expand cooperation with key partners. Colombia aims to shape a collective and comprehensive response and expand efforts to address the production and trafficking of dangerous synthetic drugs, particularly fentanyl, fentanyl analogues, and methamphetamine. As of September 15, 2022, Colombia remained on the “major list” of illicit drug-producing and drug-transit countries for the United States’ fiscal year 2023, and the Biden administration announced that it would continue to seek to expand cooperation with key partners and affirmed its commitment to reduce the supply of illicit drugs originated from other countries through significant U.S. budget investments. As of September 15, 2023, Colombia remained on the “major list” for the United States’ fiscal year 2024, and the Biden administration expressed its commitment through the United States’ 2024 Budget for greater investment in reducing the supply of illicit drugs beyond its borders. Colombia has historically been a strong partner in the fight against the drug trade. Nevertheless, illicit coca cultivation and cocaine production remain at historically high levels. Colombia has to prioritize efforts to expand its presence in coca-producing regions and achieve sustainable progress against criminal organizations.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Corruption Investigations

On January 12, 2017, the Fiscalía General de la Nación (the Attorney General’s Office) initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still ongoing, at that time five people were convicted, including two former public officials.

On September 14, 2018, the Superintendencia de Industria y Comercio (the Superintendency of Industry and Commerce) initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession.

On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On August 6, 2019, an arbitral tribunal ruled in favor of the Colombian Infrastructure Agency (“ANI”) in a claim filed by CONSOL, a construction consortium in which Odebrecht owns a 62% stake. The arbitral tribunal decided that the ANI only needed to pay CONSOL Ps. 211 billion in construction costs and not the Ps. 2.3 trillion that were claimed to be due.

On May 22, 2019, the Attorney General announced the conviction of an individual, a businessman, for activities related to the Odebrecht case.

On November 14, 2019, the Superintendencia de Sociedades ordered the judicial liquidation of Constructora Norberto Odebrecht de Colombia S.A.S., due to, among other reasons, the company’s default on its financial obligations and the fact that its liabilities were 484% of its assets.

On February 22, 2021, the Attorney General’s Office announced the indictment of 12 individuals for different alleged crimes related to corruption investigations into activities of Odebrecht.

On March 30, 2021, the Attorney General announced the indictment of three former officers of Odebrecht for alleged crimes related to several phases of the Ruta del Sol project. Furthermore, the Attorney General’s Office stated its intention to request international arrest warrants against those three Brazilian citizens.

On April 8, 2021, the Attorney General announced that two individuals, two businessmen, were convicted for several crimes related to the Odebrecht case.

On July 29, 2021, the Supreme Court of Justice convicted a former senator for his actions as a co-conspirator of crimes related to the Odebrecht case, including money laundering.

On March 25, 2022, the Attorney General announced that businessman Andrés Salazar Ferro was sentenced to four years in prison for the crime of illicit enrichment of individuals in connection with the Odebrecht investigation. Salazar acted on behalf of Grupo Mundial de Ingenieros S.A.S., part of the Ruta del Sol consortium, making payments to ensure that such consortium was awarded one of the Ruta del Sol II projects.

On June 22, 2022, the Attorney General charged Daniel Andrés García Arizabaleta, the former director of Coldeportes and Invias during former President Álvaro Uribe Vélez’s government, with receiving payments from Odebrecht through another company by means of false contracts and false invoices.

On July 28, 2022, the Attorney General dismissed and disqualified former senator Bernardo Miguel Elías Vidal from holding office for 12 years for acts of corruption benefiting an Odebrecht firm in the processing of contractual agreements.

On September 28, 2022, the Attorney General dismissed and disqualified the former president of the National Infrastructure Agency (“ANI”), Luis Fernando Andrade Moreno, from holding office for 18 years for irregularities in the amendments to the concession contract for the Ruta del Sol – Section II (Puerto Salgar – San Roque), which favored the Ruta del Sol S.A.S. consortium made up of companies from the Odebrecht group.

On January 10, 2023, the Office of the Attorney General announced that nine officials from ANI would be charged in relation to alleged irregularities in the contracting of the second Puente Plato on the Ruta del Sol III.

On January 17, 2023, President Petro announced his support for the Minister of Defense in the face of recent announcements by the Guatemalan Prosecutor’s Office of a possible corruption investigation into the Minister.

On February 10, 2023, the Attorney General charged Daniel García Arizabaleta, the former director of Coldeportes and Invias during former President Álvaro Uribe Vélez’s government, for illicit enrichment in relation to alleged payments received from Odebrecht in connection with two fraudulent contracts with the company Consultores Unidos for the approximate amount of Ps. 360 million.

On May 30, 2023, the Consejo Nacional Electoral (National Electoral Council, or “CNE”) announced that it had opened an investigation into President Petro’s 2022 presidential campaign. The CNE stated that the investigation is focused on alleged irregularities in the financing and financial reporting of President Petro’s 2022 campaign. The investigation is ongoing.

On June 9, 2023, the Attorney General’s office announced that it had opened its own investigation into President Petro’s 2022 presidential campaign. The Attorney General’s office stated that the investigation is focused on determining whether financial crimes were committed in relation to the campaign. Further, the Attorney General’s office stated that it is investigating whether crimes related to illegal funds and the exceeding of financing limits were committed. On October 2, 2023, the Attorney General’s office announced that it had referred its criminal probe into alleged criminal activity by President Petro’s 2022 presidential campaign to the Accusation Committee (Comisión de Acusaciones) of the Chamber of Representatives, the Supreme Court and the CNE for further investigation. The investigation remains ongoing.

On June 11, 2023, the Attorney General charged David Eduardo Villalba Escobar, the former deputy manager of structuring and awarding of the now defunct Instituto Nacional de Concesiones for his alleged participation in the direction of the Ruta del Sol II contract.

On June 13, 2023, the Attorney General charged former presidential candidate Oscar Iván Zuluaga, his son and campaign manager David Zuluaga Martínez, and former Minister of Transportation Cecilia Álvarez with fraud in connection with the Odebrecht case.

On July 26, 2023, the Attorney General’s Office filed charges against twelve former officials of the ANI for their alleged responsibility in connection with the addition of an aggregate amount of Ps. 7,800 million to the contracts for the design and construction of the road section of Ocaña (Norte de Santander) and Gamarra (Santander) as part of the Ruta del Sol II project.

On August 4, 2023, the Attorney General’s Office charged Nicolás Petro Burgos, son of President Petro, with the crimes of illicit enrichment and money laundering. It was reported that during questioning, Mr. Petro Burgos provided information regarding certain financing received by President Petro’s presidential campaign, which had not been reported to electoral authorities and which would have exceeded the limits allowed by law. On September 25, 2023, the Attorney General’s Office announced that it had filed an escrito de acusación (or indictment) with the Criminal Circuit Courts of Barranquilla against Mr. Petro Burgos for the crimes of illicit enrichment and money laundering. On September 25, 2023, a Second Specialized Judge was appointed to conduct the proceedings. On January 11, 2024, the Attorney General’s office accused Nicolás Petro Burgos of allegedly engaging in money laundering and illicit enrichment.

On August 10, 2023, the U.S. Securities and Exchange Commission (“SEC”) charged Colombian conglomerate Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) and its bank subsidiary, Corporación Financiera Colombiana S.A. (“Corficolombiana”), with violating the U.S. Foreign Corrupt Practices Act (“FCPA”). The SEC alleged that Corficolombiana bribed government officials in Colombia, making payments of at least $28 million, to win an extension to a contract they had won for a 328-mile highway infrastructure project. Grupo Aval agreed to pay $40 million to settle the SEC charges.

On August 17, 2023, the Attorney General’s Office announced criminal indictments against 33 officials, former officials, contractors and advisors of the ANI on corruption charges in the Odebrecht case in connection with the Ruta del Sol II highway concession.

On September 12, 2023, the Attorney General’s Office charged Édgar Chacón Hartmann, former property manager at the Vice Presidency of Planning, Risks and Environment of the ANI, with allegedly failing to comply with legal requirements in the execution of contracts that would have benefited the concessionaire of which Odebrecht was a part.

On September 16, 2023, the Attorney General’s Office charged seven former ANI officials for their alleged responsibility in contractual irregularities in the Odebrecht case in connection with the Ruta del Sol II highway concession.

On September 18, 2023, the Attorney General’s Office charged five former ANI officials for allegedly unlawfully benefiting the Ruta del Sol II concessionaire.

On September 19, 2023, the Attorney General’s Office charged eleven former ANI officials for allegedly unlawfully favoring a concessionaire joint venture, which included the construction company Odebrecht, between 2014 and 2016.

On September 20, 2023, the Procuraduría ordered the opening of a disciplinary investigation against the Minister of Foreign Affairs, Álvaro Leyva Durán, and the Secretary General of the Ministry, José Antonio Salazar Ramírez, for alleged irregularities in the suspension of the passport procurement process. On February 7, 2024, the Procuraduría confirmed the provisional suspension.

On September 25, 2023, the Attorney General’s Office reported an investigation into possible acts of corruption by the Mayor’s Office of Bogotá in the contracting with Metro de Bogotá.

On October 5, 2023, the Attorney General’s Office charged five members of the Midas S.A.S company, including Gabriel Alberto Giraldo Escudero, former mayor of Gamarra, Cesar, and his brother Jaime Helí Giraldo Escudero, for allegedly signing false contracts to facilitate the payment of bribes from Odebrecht.

On October 6, 2023, the Attorney General’s Office filed an indictment against the former Minister of Transportation, Cecilia Álvarez, for allegedly taking actions that allowed the execution of two irregular modifications to the Ruta del Sol II contract.

On October 9, 2023, the Attorney General’s Office charged three former ANI officials for their alleged responsibility for irregular amendments to the Ruta del Sol II contract. On October 14, 2023, the Public Ministry disqualified Luis Fernando Andrade, the former President of the ANI, from holding public office for 15 years. The disqualification arose out of a corruption investigation by the Public Ministry. Mr. Andrade was found to have illegally benefitted third parties in relation to the Ruta del Sol construction project. Mr. Andrade has the right to appeal this decision.

On November 1, 2023, the Attorney General’s Office filed an indictment against former presidential candidate Óscar Iván Zuluaga Escobar and his campaign manager, David Zuluaga Martínez, for concealing the contributions that Odebrecht made to cover the campaign’s advertising expenses during the 2014 elections. The indictment alleges that the contributions violated Article 109 of the Constitution, which prohibits political parties from receiving resources from foreign natural or legal persons for electoral campaigns.

On November 30, 2023, the Attorney General’s Office accused the former ANI director, Luis Fernando Andrade, of alleged irregularities in the subscription of eight modifications to the Ruta del Sol II contract, which modified and adjusted the financial and technical conditions of the road project, benefiting the contracting consortium.

On March 14, 2024, the Attorney General’s Office obtained a prison sentence of more than 10 years against Básima Elías Nader, cousin of former congressman Bernardo Miguel Elías Vidal, for transporting and saving money related to bribes paid by Odebrecht.

On March 16, 2024, the Attorney General’s Office accused a former mayor of Gamarra (in the department of Cesar), his brother and representatives of a company for allegedly facilitating the payment of bribes from Odebrecht.

On April 9, 2024, a prosecutor delegated to the Supreme Court of Justice filed an indictment against former president Álvaro Uribe Vélez, as the alleged instigator of the crimes of bribery of witnesses in criminal proceedings and procedural fraud.

On May 4, 2024, the Attorney General’s Office announced that it had been conducting a rigorous investigation for several months to identify the public officials and individuals who participated in alleged acts of corruption within the National Unit for Disaster Risk Management (Unidad Nacional para la Gestión del Riesgo de Desastres or “UNGRD”) in connection with the purchase of water tank trucks intended to supply water to vulnerable communities in the Guajira department. The UNGRD is a government agency tasked with coordinating and strengthening capabilities for addressing disasters at a national level.

On July 4, 2024, the Attorney General’s Office charged Natalia Isaza Velásquez with money laundering for allegedly having received Ps. 59 million related to a false invoice regarding unperformed topological and geological activities for the design of the second bridge between Plato (Magdalena) – Zambrano (Bolívar) under the Ruta del Sol III concession contract.

On July 26, 2024, the Procuraduria General de la Nación opened an investigation against the then Minister of Finance and Public Credit, Ricardo Bonilla, the former Minister of the Interior, Luis Fernando Velasco, and the former director of the Departamento Administrativo de la Presidencia, Carlos Ramón González, for their alleged participation in corruption activities within the UNGRD. Through different official communications from the Ministry of Finance website, then Minister Bonilla stated his commitment to the rapid and transparent advancement of all investigations into the matter.

The investigation that is being conducted by prosecutors from the Office of the Attorney General includes the former director of the Administrative Department of the Presidency and Director of the National Intelligence Agency, Carlos Ramón González; the Colombian ambassador to Argentina, Camilo Romero; the former presidential advisor for the region, Sandra Ortiz; as well as former president of the Senate Iván Name; the former president of the Chamber of Representatives, Andres Calle; and members of congress Wadith Alberto Manzur, Julio Elías Changüi Flórez, Karen Astrith Manrique Olarte, Liliana Esther Bitar Castilla, Julián Peinado Ramírez, Juan Diego Muñoz Cabrera, Juan Pablo Gallo Maya, Germán Rozo Anís, Iván Leonidas Name Vásquez and Andrés David Calle Aguas.

On August 5, 2024, the Attorney General’s Office filed charges against former presidential candidate Óscar Iván Zuluaga Escobar for his alleged involvement in the crimes of falsification of private documents, procedural fraud and illicit enrichment. Charges were also filed against David Zuluaga Martínez, who was the campaign manager of Zuluaga Escobar’s presidential campaign, for his alleged involvement in the crime of procedural fraud. The Attorney General’s Office claimed to have evidence demonstrating that, during the 2014 electoral process, Oscar Ivan Zuluaga Escobar and David Zuluaga Martínez hid monetary contributions to the campaign made by the Brazilian construction company Odebrecht.

On September 5, 2024, the Attorney General’s Office initiated investigations to identify the persons responsible for the potentially illegal acquisition and use of “Pegasus” spyware by the Police Intelligence Bureau of the National Police in a purchase that was allegedly made in mid-2021 from the Israeli firm NSO Group, for alleged illegal interception and surveillance of judges and employees of Colombia’s highest courts.

On September 10, 2024, the Attorney General’s Office opened a preliminary investigation into alleged irregularities in the acquisition and operation of “Pegasus” spyware. The Attorney General’s Office will collect evidence about the contracting process, the funds used for the acquisition of the software and information about the operation of the software.

On October 16, 2024, the Attorney General’s Office filed charges against Sneyder Pinilla Álvarez, the former deputy director of Disaster Management of the UNGRD during 2023 and 2024, for undue participation in politics. According to the investigators, the former deputy director used his position and public profile to support the electoral campaign of Darío Buchenicow Caballero, who was running in the mayoral election of the municipality of Sabana de Torres (Santander) for the period 2024–2027.

On November 12, 2024, the Supreme Court of Justice opened a formal investigation against five congresspersons and one former congressman for allegedly receiving improper benefits in connection with the approval of projects and contracts involving the UNGRD in the municipalities of Cotorra (Córdoba), Saravena (Arauca), and Carmen de Bolívar (Bolívar). The investigation involves congresspersons Liliana Esther Bitar Castilla, Juan Pablo Gallo Maya, Wadith Alberto Manzur Imbett, Julián Peinado Ramírez and Karen Astrith Manrique Olarte, as well as former congressman Juan Diego Muñoz Cabrera. According to the Supreme Court of Justice, the alleged benefits were received during the time these individuals served as members of the CICP.

On November 18, 2024, the Prosecutor General’s Office reported that former UNGRD directors Olmedo de Jesús López Martínez, Sneyder Augusto Pinilla Álvarez and Luis Carlos Barreto Gantiva, former advisor Pedro Andrés Rodríguez Melo, contractor Luis Eduardo López Rosero and lawyer Édgar Eduardo Riveros Rey agreed to enter into plea deals, and the Prosecutor General’s Office would submit such plea deals to the competent courts for confirmation. Under the plea deals, such individuals agreed to: (i) return the amounts that each of them unlawfully misappropriated through the crimes in which they were involved; (ii) plead guilty for the crimes committed; and (iii) commit to cooperate with further investigations into senior officials and others potentially involved in corrupt practices at the UNGRD.

On December 18, 2024, a judge in Bogotá imposed a preventive detention measure on Sandra Liliana Ortiz Nova, former regional counselor of the Presidency of the Republic. Sandra Liliana Ortiz Nova was accused of allegedly participating in money laundering and influence peddling related to corrupt practices at the UNGRD. According to the evidence presented by the Prosecutor General’s Office, Ms. Ortiz Nova allegedly transported and delivered Ps.3 billion for the payment of bribes.

On January 21, 2025, the Government launched the “Anti-Corruption Hotline 157” which seeks to promote the reporting of acts of corruption by providing a direct tool for citizens to report acts anonymously, safely, and without fear. The Anti-Corruption Hotline 157 will be available 24 hours a day, operated by the Criminal Investigation and Interpol Directorate of the Colombian National Police, and will have coverage throughout the country.

On February 27, 2025, the Attorney General’s Office formally charged three former directors of ANI for irregularities detected in two amendments made to the January 2010 concession agreement for Ruta del Sol II. The former Legal Vice President, Héctor Jaime Pinilla Ortiz, the former Vice President of Contractual Management, Andrés Figueredo Serpa, and the Financial Manager of the Vice Presidency of Contractual Management, Emerson Leonardo Durán Vargas, were criminally charged for approving the amendments, which were allegedly processed without observing legal requirements, ultimately benefiting the contractor with additional resources and an extension of the duration of the concession.

On March 6, 2025, representatives of the Supreme Court of Justice visited the National Highway Institute (“Invías”) to conduct an investigation. Officials from Invías provided information required by the authorities to clarify the facts under investigation.

On March 18, 2025, the Attorney General’s Office accused the former Director of theUNGRD, Olmedo de Jesús López Martínez, and the former Deputy Director of Disaster Management of the UNGRD, Sneyder Agusto Pinilla Álvarez, of being responsible for the irregular management of contracting works and machinery hours between September 2023 and March 2024. The contracts under investigation are related to the development of mitigation works to address the rainy season in Cotorra (Córdoba), for Ps. 44.5 billion; Carmen de Bolívar (Bolívar), for Ps. 12.4 billion; and Saravena (Arauca), for Ps. 32.6 billion, as well as a contract to address flooding in Sahagún (Córdoba), for Ps. 28.1 billion; and a contract associated with the rental of machinery for 7,500 hours in Riohacha (La Guajira), which amounted to Ps. 2.1 billion. On April 4, 2025, Sneyder Augusto Pinilla Álvarez reached an agreement with the Attorney General’s office to serve a sentence of five years and eight months in prison and pay a fine equivalent to 3,550.56 times the current monthly minimum wage after pleading guilty to aggravated conspiracy and aggravated embezzlement while at the UNGRD. Additionally, Mr. Pinilla returned Ps. 618 million, which corresponded to money he received as bribes for directing contracts at the UNGRD.

On April 8, 2025, Pedro Andrés Rodríguez Melo, the former legal advisor of the UNGRD, was sentenced to four years, 10 months, and 19 days in prison, along with a fine equivalent to 2,761 times the current monthly minimum wage, after pleading guilty to conspiracy to commit a crime and aggravated embezzlement for himself and third parties while at the UNGRD. Mr. Rodríguez also agreed to return Ps. 1 billion, of which he had already repaid Ps. 500 million, and pledged to pay the remaining 50% with collateral.

On May 7, 2025, the Investigation Chamber of the Supreme Court of Justice ordered the arrest of Congressmen Iván Leonidas Name Vásquez and Andrés David Calle Aguas for the crimes of improper bribery and embezzlement for their own benefit for allegedly receiving money from the UNGRD in exchange for promoting the approval of bills pending in the legislature.

On May 21, 2025, the Attorney General’s Office charged Carlos Ramón González Merchán, former director of the Administrative Department of the Presidency, with alleged bribery, aggravated embezzlement, and money laundering. He is accused of ordering then-UNGRD director Olmedo de Jesús López to direct contracting at the entity to benefit former Senate President Iván Leonidas Name Vásquez and former Speaker of the Chamber of Representatives Andrés David Calle Aguas, to promote the approval of bills pending before Congress. Mr. González Merchán allegedly instructed the former UNGRD director to arrange cash payments to the two congressmen in exchange for the contract. These funds were derived from a procurement order that included the supply of tanker trucks for communities in the department of La Guajira. The bribes were allegedly made in October of 2023. Through the intermediation of Sandra Liliana Ortiz Nova, former regional counselor of the Presidency, Ps. 3 billion were sent to Congressman Iván Leonidas Name Vásquez in Bogotá. Pinilla Álvarez, meanwhile, traveled to Montería (Córdoba) and delivered Ps. 1 billion to Congressman Calle Aguas.

On August 1, 2025, former president Álvaro Uribe Vélez was found guilty of the crimes of procedural fraud and witness tampering and sentenced to 12 years of house arrest. Former president Uribe has appealed the decision.

On August 20, 2025, a criminal judge in Bogotá approved the cooperation agreement signed with the former deputy director of the UNGRD, Sneyder Pinilla Álvarez. Under the terms of the agreement, Mr. Pinilla will serve as a witness against others involved in the illegal routing of contracts at the UNGRD between September 2023 and February 2024. Mr. Pinilla also pledged to publicly express his regret and guarantee that such criminal conduct will not be repeated. The agreement also provides that the criminal case against Mr. Pinilla for the crimes of undue interest in the execution of contracts, falsehood in private documents and ideological falsehood in public documents aggravated by their use, will be partially suspended for a term of one year with the possibility of extension.

Covid-19

On March 17, 2020, through Decree 417 of 2020, then President Duque declared a national Estado de Emergencia Económica, Social y Ecológica, or State of Emergency, for a period of 30 calendar days, in accordance with the provisions of Article 215 of the Constitution, to manage the coronavirus (“COVID-19”) pandemic. The state of emergency allowed the Government to take extraordinary legislative measures necessary to handle the crisis. Decree 417 of 2020 provided for the adoption of measures including: the use of resources such as the Fondo de Ahorro y Estabilización (“FAE”) of the General Royalty System, the Fondo de Pensiones Territoriales (“FONPET”) and the new Fondo de Mitigación de Emergencias (FOME); the strengthening of the Fondo Nacional de Garantías (“FNG”) to maintain the availability of credit; the reduction of tax burdens on residents during the crisis; changes to the general budget and measures to render more flexible certain procedures to enable the Government to access the credit markets; isolation and social distancing; and the continuance of social assistance programs, among other measures adopted by the Government. On March 22, 2020, the Government issued Decree 457 of 2020, providing instructions regarding the sanitary emergency generated by the COVID-19 pandemic and the maintenance of public order, including, among others, the mandatory quarantine for 19 days of all the citizens within the Colombian territory and the exceptions for such measure. The Government issued various decrees extending the State of Emergency with the aim of continuing to attend to the crisis derived from the COVID-19 pandemic. The State of Emergency ended on June 30, 2022.

In the framework of the declaration of the State of Emergency, on March 18, 2020, March 22, 2020 and May 6, 2020, respectively, then President Duque announced social and economic measures aimed at helping the country through the COVID-19 pandemic, including: the provision of resources for the health system to manage the increased need for medical supplies; additional monetary transfers for beneficiaries of the Families in Action, Youth in Action and Colombia Mayor programs; reconnecting water service to the nearly 200,000 families for whom the service was suspended due to non-payment; accelerating the start of the VAT refund program for the most vulnerable population; allowing the request of temporary deferment of mortgage payments, credit card payments, and automobile payments; and offering guarantees through the FNG to facilitate the lines of credit of small and medium-sized companies; subsidizing a portion of minimum wages for certain companies experiencing losses of income; and extending the term for the payment of income tax.

The main economic measures taken during the COVID-19 emergency are described below:

•	2021 Budget

The 2021 budget was enacted by Law No. 2063 on November 28, 2020 and authorized the Government to incorporate into the 2021 budget the uncommitted outstanding balances of 2020 that had been financed with resources from FOME. These resources were appropriated to the public health sector, economic recovery and development and the promotion of job creation. On January 26, 2021, through Decree No. 85 of 2021, the Government supplemented the 2021 budget with an additional Ps. 18.5 trillion, and on September 14, 2021, through Law No. 2155 of 2021, the Government added an additional Ps. 11.0 trillion to the 2021 budget, of which Ps. 3.3 trillion were allocated to FOME.

•	2022 Budget

The 2022 budget was enacted by Law No. 2159 on November 12, 2021 and authorized the Government to incorporate into the 2022 budget the uncommitted outstanding balances of 2021 that had been financed with resources from FOME. These resources were appropriated to the public health sector.

•	Fondo de Mitigación de Emergencias (“FOME”)

On March 21, 2020, the Government issued Decree 444 of 2020, which created the FOME, a fund through which resources would be channeled to the sectors affected by COVID-19, such as the health sector and social spending programs. FOME’s resources were estimated at Ps. 40.5 trillion and came from the following sources: (1) FAE; (2) FONPET; (3) Fondo de Riesgos Laborales (“FRL”); (4) funds collected from the solidarity tax; (5) mandatory investments by credit institutions in public debt securities; (6) allocations from the general budget; (7) financial returns generated from the administration of resources; and (8) other funds, as determined by the Government. On, April 15, 2020, the Government issued Decree 552 of 2020, which added resources to FOME from the FRL and other provisions were issued. On April 15, 2020, the Government issued Decrees 562 and 568 providing additional sources of funding for FOME.

As of December 31, 2021, aggregate use of FOME funds in 2020 and 2021 totaled Ps. 43.9 trillion, which was distributed as follows: Ps. 16.1 trillion for the COVID-19 healthcare emergency, Ps. 17.4 trillion for care of vulnerable populations and Ps. 10.4 trillion for job protection and economic recovery. Of the Ps. 16.1 trillion in FOME funds allocated for COVID-19 expenses, the Government specifically designated Ps. 14.8 trillion for: (i) improving the quality of and access to health insurance; (ii) implementing a strategy of testing, tracking and isolation; and (iii) implementing the national COVID-19 vaccination plan.

•	Solidarity tax for the public sector

On April 15, 2020, the Government issued Decree 568 of 2020, which created the solidarity tax. The solidarity tax was imposed on public officials who earned more than Ps. 10 million each month, who were required to pay the tax for six months to support Colombians experiencing reduced income or loss of employment. On August 5, 2020, the Constitutional Court declared the solidarity tax unenforceable. For this reason, the contributions received for this tax were credited to the officials’ 2021 income tax returns.

•	Fondo Nacional de Garantías (“FNG”)

On March 28, 2020, the Government issued Decree 492 of 2020, which established measures to strengthen the FNG. The FNG is a fund consisting of Ps. 3.25 trillion through which the Government seeks to facilitate access to credit for micro-, small- and medium-sized companies, by granting guarantees for credit extended to these companies. The capitalization of the FNG comes from the Fondo Nacional para el Desarollo de la Infraestructura (FONDES) and from the surplus capital of entities with state ownership. As of March 31, 2021, the FNG had guaranteed operations in an amount of approximately Ps. 21.0 trillion, of which Ps. 15.2 trillion was directed to the program Unidos por Colombia and Ps. 5.8 trillion to other programs. As of December 31, 2023, the FNG had guaranteed operations in an amount of approximately Ps. 15.5 trillion. As of July 30, 2025, the FNG had guaranteed operations in an amount of approximately Ps. 13.1 trillion.

•	Programa de Apoyo al Empleo Formal (PAEF)

On May 8, 2020, the Government issued Decree 639 of 2020, which created the Programa de Apoyo al Empleo Formal (PAEF), through which the Government would make up to three monthly payments of 40% of the minimum wage, or, Ps. 351,000, per employee, to help companies pay the wages of their workers.

The Government, through the Ministry of Housing and the Ministry of Finance, announced a measure to help the economy by boosting the construction sector, which gradually resumed activities under strict public health safety protocols. The initiative consisted of granting subsidies for the purchase of 200,000 housing units between 2020 and 2022, of which 100,000 would be designated as low-income housing and 100,000 would be for families of any income level, with certain pricing requirements.

According to a preliminary report from the Health Superintendency, the Government allocated Ps. 5.1 trillion to the health sector during March 2020, corresponding to current income and budget advances that the Government had made to the health sector through the Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES). These funds were used mainly to pay service providers. According to the preliminary report by Health Superintendency, the Health Promotion Agencies (EPS) allocated Ps. 1 trillion for investments, Ps. 1.3 billion for their current cash and paid a total of Ps. 4.1 trillion. Of the Ps. 4.1 trillion, 60% went to private or mixed institutional health service providers (“IPS”), 17% to public IPS and 23% went to other providers, including independent professionals, providers with a different corporate purpose, special patient transport, providers of supplies and medicine, as well as administrative expenses.

On August 14, 2020, the Government submitted a bill to Congress which proposed to extend PAEF through the end of 2020. On October 22, 2020, the Government announced that PAEF would continue until March 2021 to provide support to the labor market. On January 25, 2021, the Government submitted Bill No. 373 to the Congress proposing to extend PAEF until September 2021. During the second debate in the Senate, the proposal was modified to extend PAEF until December 2021. On September 14, 2021, Congress approved Law No. 2155 of 2021, the Ley de Inversión Social, under which the PAEF was extended until December 2021 for companies that had up to 50 employees on their payroll and natural persons that had two employees.

The Government, through Decree 789 of 2020, announced a temporary exclusion of VAT for specific products and services including (i) chemical raw materials for medicines for the duration of the public health emergency; (ii) restaurants and cafeterias, until December 31, 2020; (iii) imported vehicles, until December 31, 2021; and (iv) hotel and tourism services, until December 31, 2020. The temporary exclusion of VAT for hotel and tourism services was extended until December 31, 2021 by Law No. 2068 of 2020, and again until December 31, 2022, by the Ley de Inversión Social.

Through Law 2073 of December 31, 2020, Colombia approved an increase in the country’s debt ceiling in an amount of $14.0 billion. This increase gave the Government flexibility in the budget and a prudent financing margin to face potential economic shocks related to the COVID-19 pandemic.

On December 29, 2020, the Government issued Decree 1787 of 2020, which regulated the approval of emergency use of medicines used to diagnose, treat, and prevent COVID-19.

On January 29, 2021, the Government issued Decree 109 of 2021, which established the vaccination plan against COVID-19, which program consisted of vaccinating the population in two phases and five stages, prioritizing at-risk groups and thus progressively reaching 37.8 million vaccinated individuals. In the first phase, the plan sought to reduce mortality and the incidence of serious cases from the virus, as well as protect health workers. The second phase aimed to reduce contagion and generate herd immunity. Vaccinations started on February 20, 2021. On July 17, 2021, the last stage of the vaccination program began. On November 24, 2021, the Government began a COVID-19 booster vaccine plan to apply a third dose of the COVID-19 vaccine to individuals who already received their initial doses. The booster vaccine plan consisted of two phases and five stages, giving priority to at-risk groups in the population, and the final stage began on February 16, 2022. As of March 31, 2022, the Government had purchased 88.2 million doses of COVID-19 vaccines for 48.6 million people, of which 20.4 million doses were purchased through the multilateral Covax agreement and 67.8 million doses were purchased through bilateral mechanisms. The bilateral agreements include 16 million doses from Pfizer, 10.0 million doses from AstraZeneca, 20.8 million doses from Moderna, 9.0 million doses from Janssen, and 12.0 million doses from Sinovac.

On February 26, 2021, the Government issued Decree No. 206 of 2021, which imposed public health measures for the continued management of the COVID-19 pandemic, including requiring compliance with social distancing measures, directing municipalities with high COVID-19 infection rates to promulgate selective isolation measures and extending the prohibition on the operation of nightclubs. On March 23, 2021, the Government issued an External Circular ordering local governments to adopt additional measures to contain the spread of COVID-19, which had been increasing in some cities. The measures included curfews, restrictions on the sale of liquor, restrictions on the opening of public places based on intensive care unit occupancy, and prohibitions on public events involving crowds.

On April 13, 2021, the Minister of Health and Social Protection, Fernando Ruiz Gómez, ordered the implementation of additional public health measures, such as curfews, quarantine on certain days of the week, and recommending that employers allow employees to work from home, in the cities of Medellín, Bogotá, Barranquilla and in the department of Atlántico, due to high COVID-19 contagion levels and intensive care unit occupancy in those cities.

On April 19, 2021, the Government issued Resolution No. 507 of 2021, which established measures for the import, purchase and administration of vaccines against COVID-19 for the private sector and the entities with public participation regulated by private law.

On May 31, 2021, the Government issued Decree No. 580 of 2021, which imposed public health measures for the continued management of the COVID-19 pandemic, including the maintenance of public order, selective isolation with social responsible distancing measures and safe economic reactivation. The economic reactivation measures included, among others, granting to the Ministry of Health and Social Protection the faculties to determine the criteria and conditions to allow the development of economic, social and governmental activities and adopt general biosafety protocols, and determining that cities with ICU occupancy rates higher than 85% would not be able to open clubs and dancing places or to host public or private events involving crowds.

On February 28, 2022, the Government issued Decree No. 298 of 2022, which established conditions for the reopening of economic, social and government activities. The gradual reopening of activities was subject to certain biosecurity protocols, such as operation of businesses below maximum capacity and social distancing. The progression of the reopening depended partly on evolving health statistics, such as vaccination rate, infection rate and availability of ICU beds.

On April 25, 2022, the Government announced other measures towards normalization for municipalities with a 70% vaccination rate. These measures included lifting the requirements to (i) use face masks indoors (from May 1, 2022), except in health centers, nursing homes, public transportation, and educational institutions; (ii) present a vaccination card to enter large events, such as concerts, bars, nightclubs, restaurants and cinemas; and (iii) use certain other biosafety protocols, including PRASS ((the “Programa de Pruebas, Rastreo y Aislamiento Selectivo Sostenible”), which is the Colombian implementation of the test, trace and isolate quarantine strategy), except for health services.

On April 27, 2022, the Minister of Health and Social Protection, Fernando Ruiz, announced the decision to eliminate the mandatory use of face masks in open and closed spaces in schools, colleges and universities beginning May 15, 2022.

As of August 16, 2022, a total of 87.7 million doses of COVID-19 vaccines had been administered in Colombia.

As of September 22, 2022, COVID-19 infections in Colombia totaled 3,217 active cases.

Other Domestic Initiatives

On January 13, 2016, the Government sold 100% of its ownership interests in the power generation company, Isagen (57.6% of its total outstanding shares). The winning bidder in the auction process was the Canadian investment fund Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale would be used to finance part of the 4G roadway infrastructure projects. To this end, the Government has approved the use of Ps. 1 trillion of the sale proceeds to capitalize the Financiera de Desarrollo Nacional (“FDN”) in order to support the financing of 4G road projects.

On June 21, 2016, the FDN issued a private offering of Ps. 2.5 trillion of its subordinated bonds to the National Treasury. The National Treasury purchased the bonds through its Special Account of the National Fund for Development and Infrastructure (Cuenta Especial FONDES) with proceeds from the sale of Isagen. The proceeds of the sale of the bonds issued by the FDN will be used to fund development projects. The amount received by the FDN as proceeds for the issuance is in addition to the Ps. 1 trillion of proceeds from the sale of Isagen previously authorized to capitalize the FDN.

On August 2, 2016, the Government implemented the “De Cero a Siempre” initiative which aims to promote healthy and safe development in children from birth until the age of six.

On July 24, 2017, then President Santos launched the “Development Plan with Territorial Approach” which seeks to implement a comprehensive rural reform in 170 of the municipalities that were most affected by the armed conflict in the country. This initiative involves the participation of around 250,000 people, and includes territorial entities, ethnic authorities, communities, social, communal and community organizations and the private sector.

On March 6, 2018, the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which implements in part the peace agreement reached with the FARC by protecting isolated and vulnerable communities.

On October 18, 2018, the Government enacted Decree 935 of 2018, which implements and regulates the operation of the National Council of the Orange Economy (“Orange Council”) as an advisory and consultative body to the President of the Republic. The Orange Council’s aim is to formulate general policy guidelines and to promote investments in the cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software (the “Orange Economy”).

On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by then President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”); increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investments in sectors of the Orange Economy.

The 2018-2022 Plan includes programs aimed at promoting and developing the various sectors of the Orange Economy. Additionally, the 2018-2022 Plan includes programs for (i) improved digital and technological development; (ii) development of small and medium agricultural producers; (iii) fiscal incentives for entrepreneurship activities; (iv) efficient public spending and (v) social programs aimed at reducing poverty.

On October 16, 2019, Congress approved the Budget Law for the year 2020 with a total budget of Ps. 271.7 trillion and an increase in investment of Ps. 7.3 trillion.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court was not retroactive. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, then President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” an independent legal entity linked to the Ministry of Finance. Grupo Bicentenario serves as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

On August 5, 2020, the Government submitted to Congress a bill aimed at improving investment and efficiencies in the use of funds obtained from the exploitation of natural resources. The bill seeks to promote the protection of the environment and promote science, technology and innovation.

On August 17, 2020, Colombia and the United States launched “Colombia Crece” aimed at strengthening the rule of law, fighting crime, investing in sustainable development and increasing access to basic utilities to vulnerable communities in Colombia. As of May 2022, the United States had 33 active projects in Colombia under this program, totaling $1.3 billion.

On October 27, 2020, the Government announced that it introduced to Congress a bill titled “Integral Law for Transparency, Prevention and Fight Against Corruption” which intends to increase the Government’s means to confront corruption.

On December 12, 2020, the board of directors of the Banco de la República elected economist Leonardo Villar Gómez as the new governor of Banco de la República, effective January 4, 2021. Mr. Villar served as a Deputy Executive Director of the OECD at the IMF and will be replacing Dr. Juan José Echavarría, who did not seek re-election to a second four-year term. On February 3, 2021, then President Duque appointed Mauricio Villamizar and Bibiana Taboada, both economists, to replace Gerardo Hernandez and Ana Fernanda Maiguashca, respectively, as members of the board of directors of Banco de la República. On April 5, 2021, then President Duque appointed the economist Jaime Jaramillo Vallejo as a member of the board of directors of Banco de la República to replace Arturo Galindo. In September 2021, then President Duque appointed the economist Alberto Carrasquilla Barrera as a member of the board of directors of Banco de la República to replace Carolina Soto Losada. In February 2023, the economist Olga Lucía Acosta was appointed as a member of the board of directors of Banco de la República to replace Alberto Carrasquilla Barrera. In February 2025, the economists Laura Moisá Elicabide and César Giraldo Giraldo were appointed as members of the board of directors of Banco de la República to replace Roberto Steiner Sampedro and Jaime Jaramillo Vallejo, respectively.

On December 31, 2020, Law No. 2069 of 2020 was enacted into law. The law aims to foster and develop a culture of entrepreneurship.

On January 19, 2021, the Government submitted a constitutional amendment to Congress aimed at amending Article 79 of the constitution. The amendment would prohibit mining activities in protected highlands and other protected regions. This amendment has been presented to Congress in response to requests from the civilian population.

On February 11, 2021, the CONPES approved CONPES No. 4023. This CONPES aims to reactivate and promote six main sectors of the economy through a Ps. 135 trillion investment plan. The main sectors are housing, infrastructure, healthcare, education, cultural activities and agriculture.

On April 8, 2021, the Government enacted Decree No. 371 of 2021, through which the expenditure austerity plan is created. This decree enacts austerity measures related to personnel hiring, overtime, vacations, tickets and per diem, official delegations, commissions abroad, events, security schemes and official vehicles, among others.

On April 15, 2021, the Government submitted a tax bill to Congress called the Sustainable Solidarity Law (Ley de Solidaridad Sostenible). The proposed bill included a set of measures that are intended to achieve higher equity and economic growth within a sustainable fiscal framework. To counteract the effects of the COVID-19 pandemic on fiscal accounts, the Central Government estimated that it should increase its primary balance and increase the collection of taxes to help maintain fiscal sustainability in the medium-term, by lowering public debt and leaving room to absorb possible adverse macroeconomic shocks. Furthermore, this project proposed to eliminate the withholding tax on the profits obtained from foreign capital portfolio investments in fixed income securities and also included certain economic incentives to reduce pollution, such as a modification of the carbon tax and a single-use plastics tax. The bill proposed changes to the fiscal rule’s parameters. On May 2, 2021, then President Duque announced withdrawal of the tax reform bill.

On July 6, 2021, the Government approved Law No. 2098, which regulates life imprisonment and reformed the criminal code, the criminal procedure code, and the penitentiary and prison code.

On July 10, 2021, the Government enacted Law No. 2099 of 2021 (the “Energy Transition Law”), which created the provisions for the energy transition, the energy market dynamic and the economic reactivation for the country, among other measures. With the Energy Transition Law, green and blue hydrogen projects will be able to obtain tax benefits.

On July 15, 2021, the Government enacted Law No. 2101 of 2021, which gradually reduces the weekly working day without decreasing the salary of workers.

On July 20, 2021, CONPES Document No. 4037 was approved. This document aims to reactivate the regional economy in the agricultural, infrastructure, water, healthcare, education, energy and road sectors including the financing of projects through the Regional Fund for Territorial Pacts (Regional Fondo por Pactos Territoriales) with Ps. 2.7 trillion allocated for 142 strategic projects.

On July 20, 2021, the Government submitted to the Congress two bills with the purpose of improving the quality of the services provided by the National Police. One of the initiatives is the creation of new organizational support to the police service. The other initiative seeks to accelerate disciplinary investigations, updating rules regulating the use of force and setting forth the institutional obligation to regulate police tactics and procedures.

On July 20, 2021, the Government submitted a new fiscal bill to Congress called the Ley de Inversión Social. The proposed bill included a set of measures intended to protect the most vulnerable population, reactivate economic activity and stabilize public finances. The proposal is a result of a consensus with different political and social actors, and seeks to collect Ps. 15.2 trillion per year. On September 7, 2021, the Congress approved the bill, and on September 14, 2021, then President Duque enacted the Ley de Inversión Social as Law No. 2155 of 2021.

On July 27, 2021, Colombia adopted a sovereign green bonds framework (“Sovereign Green Bond Framework”) through resolution 1687 of July 2021, as part of its commitment to contribute to sustainable growth and development. The Sovereign Green Bond Framework is aligned with the International Capital Market Associations’ Green Bond Principles (2021) and it establishes the principles that Colombia will follow for the use of proceeds, evaluation and selection process, management of proceeds and reporting to investors of the expenditures included in the National General Budget associated with the issuance of the green bonds.

On August, 20, 2021, then President Duque announced that Colombia joined the group of more than 15 countries that would temporarily receive Afghan citizens who worked with the U.S. government in Afghanistan, until their immigration paperwork was processed in the United States. The expenses associated with the Afghan citizens in Colombia would be covered by the U.S. government.

On December 22, 2021, then President Duque signed Law No. 2169 of 2021, which set forth Colombia’s path towards reducing emissions and compliance with COP26 and the Paris Agreement.

On December 30, 2021, by Law No. 2173, the Government established the “Áreas De Vida” program, which promotes the creation of forests in each of the country’s municipalities through the planting of trees and plant cover, with the active participation by residents and companies.

On January 6, 2022, by Law No. 2191, the Government regulated leave and vacation time of employees in labor relations within the different contracting modalities in force in the Colombian legal system.

On January 25, 2022, then President Duque signed Law No. 2197 of 2022, known as the Security Law, which had previously been unanimously approved by Congress. The Security Law increased the resources available to authorities to promote internal security throughout the country, such as by regulating possession of firearms and other weapons and modifying the Penal Code to increase penalties for attacks on police officers and government officials.

On March 11, 2022, then U.S. President Joe Biden designated Colombia as a strategic non-NATO ally of the U.S. While this designation does not provide security guarantees like those extended among NATO members, it does entail coordination with respect to military issues and military equipment and also with respect to key issues for the future of Colombia and the bilateral relationship, including economic development, education, rural development, security and defense, democracy, migration, climate change and COVID-19.

On April 11, 2022, then President Duque launched Colombia’s Green Taxonomy at the New York Stock Exchange. Colombia was the first country in the Americas to publish a Green Taxonomy. Colombia’s Green Taxonomy is a classification system for economic activities and assets that contribute to the achievement of the country’s environmental objectives and commitments. The Taxonomy incorporates a set of definitions aimed at supporting different actors in the public and private sector, such as bond issuers, investors, financial institutions, public entities, among others, in the identification and evaluation of investments that can meet environmental objectives and that can be considered green or environmentally sustainable in Colombia.

On April 20, 2022, then Minister of Finance and Public Credit, José Manuel Restrepo, and then Minister of Mines and Energy, Diego Mesa Puyo, presented short and long term strategies to manage the current situation of the Fuel Price Stabilization Fund (“FEPC”), which due to rising international oil prices and exchange rate levels, is accumulating high deficits. The strategies included: (i) solutions that commit the Government to pay the largest amount of the deficit that has been accumulating; (ii) a roadmap to avoid accumulation of deficits in the future that will be included in the 2022 Medium-Term Fiscal Framework; and (iii) the elaboration of a draft decree that includes a new price-setting methodology and a price convergence proposal, which will be arranged with the incoming government. On July 8, 2024, the Autonomous Committee of the Fiscal Rule commented on the FEPC and announced that the FEPC deficit could reach an estimated COP 7.2 trillion by the end of 2024 and COP 3.8 trillion by the end of 2025, supporting the actions that the Government has done to reduce this deficit, especially with respect to gasoline prices.

On June 9, 2022, the Ministry of Environment and Sustainable Development and regional and national authorities of the environmental sector signed the Blue Manifesto for Colombia 2030, a document that contains recommendations for the comprehensive management of the country’s seas in the future.

On June 13, 2022, then President Duque signed the Agreement on privileges and exemptions with the Financial Fund for the Development of the River Plate Basin (FONPLATA), which is a multilateral development bank with international legal status and unlimited duration.

On June 14, 2022, the Government announced that Colombia adheres to the Global Agreement on Trade and Gender, made up of Canada, Chile, Mexico and New Zealand, which aims to improve women’s access to international trade.

On July 8, 2022, then President Duque and then director of the National Planning Department (DNP), Alejandra Botero Barco, presented the publication of the book Visión Colombia 2050. At the launch, they explained that Vision Colombia 2050 is a proposed roadmap built from discussions with experts from the public and private sectors, civil society organizations, academia, unions and the general public. The document was structured under the metaphor of a tree from whose trunk spread four main bases: consolidate a path of human development to live long lives where there is equity and opportunities for all; transform Colombia into an environmental power; achieve a productive and sustainable economy; and achieve an inclusive society with a strong social model and stronger institutions.

Due to rising international oil prices and less favorable exchange rate levels, the Fuel Price Stabilization Fund (“FEPC”) began accumulating high deficits during 2022. These macroeconomic and financial phenomena generated a larger differential in the FEPC price than projected in the Medium-Term Fiscal Framework. Therefore, the Government developed a plan to reduce the deficit, which consisted of (i) an increase in fuel prices to reduce the differential between local and international prices, and (ii) the payment of the deficit that the fund is accumulating, in compliance with fiscal rule. On December 21, 2022, then Minister of Finance and Public Credit, José Antonio Ocampo, announced a new transfer from the Government to the FEPC of Ps. 4 trillion, the last transfer of a total of Ps. 18.2 trillion allocated to the FEPC during 2022. In 2023, the Government transferred to the FEPC Ps. 36.7 trillion that corresponds to the gasoline price subsidy allocated during 2022. During the first half of 2024, the Government paid Ps. 12.9 trillion to reduce the FEPC deficit.

On November 1, 2022, through Decree 2113 of 2022, the Government declared a National Disaster Situation for 12 months, due to the rainy season caused by the “La Niña” natural phenomenon, which began in August 2022. The rainy season caused flood threats in 22 departments of the country due to the probability of floods and flash floods, as well as a high probability of landslides in 519 municipalities of 24 of the country’s departments.

On December 22, 2022, the Minister of Labor, Gloria Inés Ramírez, announced the signing of a decree to increase the minimum wage for 2023. The minimum wage increased by 16% to Ps. 1,160,000 per month, and transportation aid increased by 20% to Ps. 140,000 per month.

On January 4, 2023, the Ministry of Equality and Equity was created through Law 2281 of 2023. The Ministry’s main objectives are to contribute to: the elimination of economic, political and social inequalities; the promotion of the right to equality; compliance with the principles of non-discrimination and non-regression; and the defense of constitutionally protected groups, vulnerable populations and historically discriminated or marginalized groups, with a focus on gender, diversity, ethnic-racial and intersectional rights.

On June 13, 2023, Bill 173 of 2022, which amends the Constitution to establish the Agrarian and Rural Jurisdiction, was approved in the eighth debate in the Plenary of the Senate. The creation of the Agrarian and Rural Jurisdiction was contemplated as part of the peace agreement and a corresponding Constitutional Court order, with the goal that all residents in the countryside would have access to justice and be able to resolve their conflicts peacefully in order to resolve existing problems and avoid the generation of new ones.

On July 31, 2023, by Law No. 2307, the Government established free tuition for undergraduate programs at public higher education institutions.

On August 29, 2023, by Law 2320, the Government amended Law 99 of 1993, which created the Ministry of the Environment, reorganized the public sector in charge of the management and conservation of the environment and renewable natural resources and organized the National Environmental System. The estimated transitory cost is Ps. 72 trillion.

On February 20, 2024, the Government announced that the 16th Conference of the Parties (COP) will be held in Cali, Colombia between October 21 and November 1, 2024. The COP is the governing body of the Convention on Biological Diversity, and its objective is to establish agendas, commitments and frameworks for action to conserve biological diversity, as well as to ensure fair and equitable sharing of the benefits arising from the use of genetic resources. Colombia is committed to presenting its progress in biodiversity and to encouraging other member countries to make more ambitious commitments to meet the 23 goals of the Kunming-Montreal Global Framework.

On March 12, 2024, the Supreme Court of Justice elected Luz Adriana Camargo Garzón as the new Attorney General of the Republic.

On March 15, 2024, President Petro proposed a National Constitutional Assembly. On March 18, 2024, President Petro specified that the assembly was not to change the Constitution nor to perpetuate himself in power, but for the people to solve “several fundamental problems that hold back Colombian society”. A National Constitutional Assembly would require a lengthy process, which would require the approval of Congress in addition to a national referendum. As of today, there is no formal approval for a National Constitutional Assembly in place.

On April 30, 2024, the Government announced the implementation of “Competaxi”, a one-time compensation for taxi drivers after the period of incremental gasoline prices.

On June 18, 2024, a labor reform bill was approved in its first debate in Congress with three more debates pending at that time. The bill contemplates the following measures: (i) job stability, by promoting open-ended contracts; (ii) the daytime workday is between 6:00 a.m and 7:00 p.m.. Night work is between 7:00 p.m. and 6:00 a.m. of the following day; (iii) the maximum legal workweek will be 42 hours and will respect the progressive reduction that has been applied; and (iv) an increase in the compensation for dismissal without just cause in fixed-term and open-ended contracts was established.

On July 16, 2024, by Law No. 2381, the Government enacted the “Pension Reform Law” which establishes a new old-age protection system that addresses the challenges of coverage, equity, sufficiency and sustainability, which is expected to enter into force by July 2025.

The Pension Reform Law is based on four main pillars: (i) solidarity; (ii) semi-contributory; (iii) contributory; and (iv) semi-contributory or voluntary savings:

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Solidarity pillar: This pillar provides for monetary transfers to women aged 60 or older and men aged 65 or older who are in conditions of extreme poverty, monetary poverty and vulnerability and do not have any pension income. These transfers are expected to cover 2.6 million people in 2025.

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Semi-contributory pillar: This pillar contemplates that women aged 60 or over and men aged 65 or over who have contributed to the pension system for at least 300 weeks but less than the required number of weeks to access a pension, will receive a life-time annuity based on their total contributions.

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Contributory pillar: This pillar provides for mandatory contributions to be distributed as follows: (i) contributions by members of the pension system with income between 1 and 2.3 times minimum monthly salaries will be allocated to the Average Premium Component; and (ii) contributions by members with monthly income greater than 2.3 times the minimum monthly salaries will be allocated to the Complementary Individual Savings Component. The funds under the contributory pillar will be managed by Banco de la República.

•	Semi-contributory or voluntary savings pillar: This pillar states that all contributors will be able to make voluntary contributions to the pension system.

On October 2, 2024, the Senate elected Gregorio Eljach Pacheco as the new Prosecutor General for the period 2025-2029.

On October 8, 2024, the National Electoral Council decided to open an investigation and file charges against the presidential campaign of the “Coalición Pacto Histórico” for the alleged violation of the campaign spending limit and the alleged use of prohibited funding. The investigation involves President Gustavo Petro, as the presidential candidate of the coalition, Ricardo Roa Barragán, as campaign manager, Lucy Aydee Mogollón Alfonso, as campaign treasurer, and Maria Lucy Soto Caro and Juan Carlos Lemus Gómez, as campaign auditors. The investigation also includes the “Movimiento Político Colombia Humana” and the “Partido Político Unión Patríotica” as the political organizations responsible for the audit and presentation of reports regarding income and expenses of the “Coalición Pacto Histórico” presidential campaign.

On October 17, 2024, the Congress approved the labor reform bill with 93 votes in favor and 13 votes against. Paid leave for medical appointments, educational commitments, union commissions or domestic calamities was approved, as well as paternity leave for up to 4 weeks. Other relevant points that were approved include: (i) promoting an employment program for victims of the armed conflict; (ii) the formalization of employment arrangements for community mothers; (iii) the implementation of employment contracts for SENA students, which will replace the former apprenticeship contracts; (iv) the prohibition of union contracts for the provision of services or execution of works, and (v) the assurance of labor rights for delivery workers engaged through digital applications. The labor reform then continued its process in the Senate, where it would undergo two more debates.

On November 18, 2024, the Seventh Commission of the Chamber of Representatives approved a healthcare reform bill aimed at strengthening the healthcare system, particularly in rural areas, to ensure that all Colombian people have access to adequate healthcare services.

On November 19, 2024, the Senate elected Miguel Efraín Polo Rosero as a judge of the Constitutional Court, succeeding Antonio José Lizarazo, whose term expired in February 2025.

On November 12, 2024, the International Centre for Settlement of Investment Disputes (“ICSID”) issued an arbitral award against Colombia in an arbitration dispute with Telefónica, S.A. The arbitral tribunal found that the treatment given by the Government to certain investments made by Telefónica, S.A. in Colombia did not comply with the fair and equitable standard required under the Treaty for the Promotion and Reciprocal Protection of Investments signed between the Republic of Colombia and the Kingdom of Spain on March 31, 2005. As a result, Colombia was held liable for the payment of U.S.$379.8 million to Telefónica, S.A. to compensate the company for a payment made in 2017 to the Ministry of Information and Communications Technologies (MinTIC) pursuant to an award by another arbitral tribunal granted under the arbitration and conciliation regulations of the Bogotá Chamber of Commerce.

On November 27, 2024, the Government filed a motion before ICSID seeking to annul the arbitral award granted in favor of Telefónica, S.A.

On December 4, 2024, the Senate approved a criminal procedure system reform bill aiming to provide Colombian authorities with legal tools to decrease the backlog of judicial processes involving criminal matters and reduce impunity in the criminal justice system. The bill is still subject to the approval of the Chamber of Representatives, where it will undergo two more rounds of discussions.

On December 20, 2024, President Petro enacted Decree 1552, which modified certain provisions of Decree 1068 of 2015 regarding the calling of meetings of the Comisión Interparlamentaria de Crédito Público (the “CICP”). Under the new rules, the members of the commission will be summoned by the Minister or the General Deputy Minister of Finance and Public Credit with at least eight calendar days in advance of the proposed meeting date. If a meeting of the CICP is called upon twice to discuss a certain matter and the CICP does not issue an opinion within thirty calendar days from the date of the second calling of said meeting, it will be deemed to not have approved said matter. Nevertheless, Decree 1552 provides that the decisions of the CICP are not binding and the Ministry of Finance and Public Credit may proceed with the proposed public credit transaction, subject to the limitations provided in Article 3 of Law 18 of 1970.

On December 23, 2024, Colombia filed its response to the arbitration claim regarding the discovery of the Galeón San José initiated by Sea Search Armada, LLC in June 2024. Colombia argues that the claimant did not find the Galeón San José and has no rights over Colombia’s cultural heritage.

On January 7, 2025, the Government reached an agreement with six highway concessionaires to freeze toll rates for the next six months despite significant scheduled increases under the applicable concession agreements during 2025. This agreement follows an increase in toll rates earlier this year. According to the agreement, toll rates in the following toll stations will remain frozen for six months: (i) “Fusca – Chía”, at the exit of Bogotá; (ii) “Los Andes, Unisabana”, on the Northern Highway of Bogotá; (iii) “El Placer, via Rumichaca–Pasto”, in Nariño; (iv) “Cisneros”, in Antioquia; (v) “Carmen de Bolívar” from the Puerta El Hierro concession; (vi) “Autopista al Mar”, in northwestern Antioquia; and (vii) “Transversal del Sisga–Machetá”, in Cundinamarca. During the next six months, the National Infrastructure Agency (ANI) will continue leading negotiations to prepare a formula for the implementation of the contractual adjustments provided in the concession agreements signed between 2014 and 2015.

On January 15, 2025, Senator Iván Cepeda, of the Historic Pact political party, together with members of congress from various parties, submitted to the Congress Legislative Bill No. 9 of 2025, which proposes to reduce legislators’ salaries by approximately 50% starting July 20, 2026. The bill would amend Article 187 of the Constitution, such that the monthly remuneration of members of Congress, including salary and non-salary factors, could not exceed 20 times the minimum wage, and would provide for remuneration to be adjusted annually in proportion to the increase in the minimum wage.

On January 29, 2025, President Petro appointed the then General Deputy Minister, Diego Guevara, as the new Minister of Finance and Public Credit, following the resignation of the former Minister of Finance and Public Credit, Ricardo Bonilla.

On February 14, 2025, the Government enacted Decree No. 0175 which adopts three exceptional and temporary tax measures to address the expenses required to confront the state of emergency and “internal commotion” declared in the Catatumbo region. The tax measures consist of: (i) applying a 19% Value-Added Tax to games of chance and gambling that are operated exclusively online, whether from within the national territory or from abroad; (ii) imposing a 1% levy on the extraction of hydrocarbons and coal at the time of their first sale or export; (iii) increasing to 1% (from 0%) the national stamp tax applicable to public instruments and private documents (deeds, securities, guarantees, etc.) granted or accepted in the country, or granted abroad and executed in Colombia, for amounts exceeding Ps. 298,794,000 pesos. With this measure, the Government aims to collect Ps. 1 trillion in the first 90 days of the state of emergency. The tax measures could be extended for up to two similar periods, subject to authorization by the Senate. In that case, revenues from these exceptional measures could reach Ps. 3 trillion, according to calculations by the Ministry of Finance. These tax measures will remain in effect until December 31, 2025.

On February 27, 2025, President Petro announced the new members of his cabinet, including: (i) Lena Yanina Estrada, Minister of Environment and Sustainable Development; (ii) Yannai Kadamani Fonrodona, Minister of Culture, Arts, and Knowledge; (iii) Patricia Duque Cruz, Minister of Sports; (iv) Carlos Rosero, Minister of Equality and Equity; (v) General Pedro Arnulfo Sánchez, Minister of Defense; (vi) Edwin Palma Egea, Minister of Mines and Energy; and (vii) Armando Benedetti, Minister of the Interior. In addition, President Petro confirmed the appointment of Angie Lizeth Rodríguez Fajardo as director of the Administrative Department of the Presidency of the Republic and of Jorge Arturo Lemus as director of the National Intelligence Directorate.

On March 6, 2025, the Chamber of Representatives approved a healthcare reform bill aimed at strengthening the healthcare system, particularly in rural areas, to ensure that all Colombians have access to adequate healthcare services. The discussion will now continue in the Senate’s Seventh Committee.

The healthcare reform bill proposes to centralize the administration of public resources to ensure more transparent and efficient use, enabling an equitable distribution that prioritizes the needs of the country’s most remote regions and strengthening the public hospital network, ensuring its sustainability and operation. The proposed healthcare reform seeks to protect the rights of health sector workers, who would be subject to a special labor regime aimed at providing stability and better contractual conditions. Furthermore, the bill proposes greater oversight and control of the healthcare system by giving the National Health Superintendency (Superintendencia Nacional de Salud) tools to prevent practices that affect the quality of patient service and patient protection.

On March 15, 2025, the United Nations Commission on Narcotic Drugs approved a resolution presented by Colombia to create a high-level panel in which independent experts will evaluate the impact and effectiveness of the global fight against drugs.

On March 18, 2025, the Senate’s Seventh Committee shelved the labor reform bill after eight votes against the initiative and just six votes in favor of citing the negative effects that the bill’s approval would have on the economy. Following this outcome, the president of the Senate, Efrain Cepeda, stated that an appeal will be filed. The Senate leadership (Mesa Directiva) must appoint an ad hoc committee that will present a proposal to the Senate Plenary (Plenaria del Senado), which will either accept or reject the appeal. If accepted, the bill will refer to a committee other than the Seventh Committee to begin its third debate. On the same date, the Government called for a popular referendum on certain aspects of the labor reform bill, though Senate approval is required before the referendum is held. For the referendum to be valid, at least 13.6 million people must vote, and a simple majority (i.e. 50% plus one) of votes is required to pass the reform.

On March 22, 2025, the Energy and Gas Regulatory Commission announced a new increase in gasoline and diesel prices, setting the prices at Ps. 15.827 and Ps. 10.536 respectively.

On March 23, 2025, Health Superintendent Giovanny Rubiano spoke about the country’s medicine shortage, attributing it to the accumulated debt owed to pharmaceutical suppliers by health authorities (“EPS”) due to underfunding. The Superintendency of Health is taking action by asking the EPS to prioritize and regularize payments to pharmaceutical suppliers to ensure the delivery of medications.

On March 25, 2025, President Petro appointed economist Germán Ávila Plazas as the new Minister of Finance and Public Credit, replacing Diego Guevara, who resigned.

On April 2, 2025, the Chamber of Representatives approved in the second debate Legislative Bill No. 18 of 2024. This bill aims to prevent, address, and eradicate female genital mutilation in Colombia. The bill will now be considered by the Senate.

On April 7, 2025, the Ministry of the Interior launched the “Digital Consultation” platform, created to allow any citizen to submit their questions and learn all the details about the popular referendum process. On the Digital Consultation website, users will be able to find information about the basics of the popular referendum and the date and location, once confirmed.

On April 9, 2025, Colombia assumed the Pro Tempore Presidency of the Community of Latin American and Caribbean States (CELAC). The Government plans to work with a vision focused on regional unity and strengthening cooperation among the countries of Latin America and the Caribbean.

On April 9, 2025, the director of the National Land Agency (the “ANT”), Felipe Harman, stated that under President Petro’s administration, 60,000 hectares of fertile land had been delivered to victims of the conflict, compared to 19,210 hectares delivered during former President Iván Duque’s administration and more than the 7,083 hectares received by victims under former President Juan Manuel Santos’ administration.

In addition, the ANT has regularized more than 1,200,000 hectares for victims of the conflict, granting them legitimate ownership of their lands. The Government has also allocated Ps. 174 billion through an agreement to purchase land from the Victims’ Reparation Fund, ensuring resources for the Victims’ Unit to directly compensate those affected by the conflict. Additionally, the Government is addressing land needs for victims of the humanitarian crisis in Catatumbo, Norte de Santander.

The ANT’s Farms for Peace program, which was created during the Government’s declaration of a state of internal unrest in the Catatumbo region, has delivered land properties to families who were victims of displacement in the region. In this context, more than 500 hectares have been delivered, benefiting 144 families from the Catatumbo Peasant Unity Association.

On April 16, 2025, the Government declared a nationwide health emergency to address the yellow fever outbreak, which had resulted in 74 confirmed cases and 34 deaths, according to the Ministry of Health.

On April 24, 2025, the Constitutional Court ordered a provisional stay on any investigations by the Council of State, which had authorized the National Electoral Council to investigate President Gustavo Petro for alleged irregularities in the financing of his presidential campaign. The stay only applied to investigations of President Petro, which are expected to resume once the final judgment is issued on the protection action filed by President Petro against the investigations.

On April 26, 2025, the IMF announced that Colombia’s continued qualification for the Flexible Credit Line (“FCL”) was contingent on the completion of both the ongoing Article IV consultation and a subsequent FCL mid-term review.

On May 1, 2025, President Petro submitted a proposed popular referendum on labor reform to the Congress. The referendum comprises 12 questions aimed at guaranteeing greater rights and well-being for the working class of the country, particularly for the most vulnerable segments such as farmers, domestic workers, people with disabilities, informal and digital workers among others.

On May 13, 2025, the Ministry of Finance submitted its favorable fiscal opinion of the health reform bill to Congress. According to the opinion, the changes to be implemented are sustainable for public finances and are compatible with the figures included in the Medium-Term Fiscal Framework (MTFF).

On May 14, 2025, the Senate voted to continue the labor reform bill’s process in a committee other than the Seventh Committee, which had previously shelved it, after an appeal submitted by two senators was approved. The Senate also voted to reject on the Government’s request for a popular referendum on parts of the labor reform, with 49 senators voting against it and 47 in favor. As a result of these two decisions, the labor reform was able to proceed to further debates in the Senate for its approval, and the Government was not be able to hold the proposed popular referendum regarding the reform.

On May 19, 2025, the Government submitted to the Senate another proposal for a popular referendum on the labor reform, including some additional matters related to health.

On May 20, 2025, the Government announced that it had paid 100% of the subsidies owed to energy and gas companies. A total of approximately Ps. 2.5 trillion was disbursed to cover outstanding balances, including 2024 budget arrears and obligations arising from resolutions issued between January and May 2025. With this decision, the Government reaffirmed its commitment to the country’s most vulnerable households by ensuring the continued provision of both services.

On May 20, 2025, the Senate elected attorney Héctor Carvajal Londoño as a new justice of the Constitutional Court.

On May 27, 2025, Congress approved a bill to reform the Colombian judicial system, aimed at establishing a more agile, effective, and victim-centered justice system. The initiative, promoted by the Ministry of Justice, the Supreme Court, and the Attorney General’s Office, proposes concrete measures to reduce judicial congestion, expedite sentencing, and strengthen victims’ rights within the Colombian criminal justice system.

On May 28, 2025, the Supreme Court of Justice approved the extradition of Willinton Henao Gutiérrez to the United States. Henao Gutiérrez is a dissident of the peace process and currently serves as the third-in-command of the Frente 33, a criminal organization he represents in ongoing peace negotiations with the Government. The ruling noted that he did not submit to the Comprehensive System of Truth, Justice, Reparation, and Non-Repetition, thereby disqualifying him from the protections under that framework that prevent some individuals from being extradited.

On May 28, 2025, the Ministry of Finance issued Decree 0574, which sets forth the regulations applicable to the administration of the Savings Fund of the Contributory Pillar of the Comprehensive Social Protection System for Old Age, Disability, and Common Death, in accordance with the provisions of Law 2381 of 2024. The decree establishes that the Fund will be managed by the Banco de la Republica and that the savings mechanism will contribute to financing the payment of benefit obligations arising from the pension system.

On May 28, 2025, the Ministry of Finance issued Decree 0572, which modifies the rates and minimum bases for income tax withholding and self-withholding in Colombia. This decree seeks to optimize collection, reduce evasion, and harmonize tax treatment. Additionally, it introduced higher withholding rates on sectors such as oil and gold as part of broader efforts to address the fiscal deficit.

On June 7, 2025, Senator Miguel Uribe Turbay, a Democratic Center party member and presidential candidate, was shot in the head during a rally and was taken to the hospital in critical condition. Several arrests were made, and investigations into the attack were initiated. On August 11, 2025, Senator Uribe Turbay passed away from the wounds he suffered during the assassination attempt. On August 27, 2025, a judge in the Adolescent Criminal Responsibility System sentenced the minor who shot at Senator Uribe Turbay to be deprived of liberty for seven years in a specialized care center.

On June 11, 2025, President Petro signed Decree 639, through which the Government called for a popular referendum to be held on August 7, 2025, in connection with the labor reform. This decree was suspended by the Council of State on June 18, 2025 because the required favorable opinion from the Senate was not obtained. The decree was subsequently revoked by means of Decree 0703 signed on June 24, 2025.

On June 17, 2025, with 52 votes against and 2 in favor, the Senate rejected the Government’s initiative for a popular referendum intended to decide on matters related to labor and health reforms.

On June 17, 2025, the Senate approved the labor reform bill in its fourth and final debate, with 57 votes in favor and 31 against. The bill only needs conciliation approval from the Chamber of Representatives to move on to presidential signature. On June 20, 2025, the Chamber of Representatives approved the conciliation of the labor reform bill. Subsequently, on June 25, 2025, President Petro sanctioned the reform, and it became Law 2466 on that date.

On June 17, 2025, the Constitutional Court suspended entry into force of the pension reform and instructed the Chamber of Representatives to process the law again. The Chamber of Representative had 30 days to discuss and vote again on the pension reform in a plenary session.

On June 28, 2025, the Chamber of Representatives, in a plenary session, approved the pension reform again, with 104 votes in favor and 9 against. Following this approval, the Chamber of Representatives submitted the result to the Constitutional Court, which will continue its review of the remaining claims of unconstitutionality filed against the reform.

On July 23, 2025, President Petro enacted Law 2494, which establishes new regulations governing the preparation, publication, and dissemination of opinion polls ahead of the presidential elections. Under the law, surveys that include questions on voting intentions may only be conducted starting three months before the first day of candidate registration. Once the registration period for single-member elections has closed, such surveys must include all candidates formally registered for the relevant electoral contest. Additionally, only polling firms registered with the National Electoral Council are authorized to conduct electoral surveys intended for publication.

GPS Reform Bill

On December 2, 2024, the Chamber of Representatives approved the GPS Reform Bill in its eighth and final debate. The bill modifies the allocation of national resources to regional governments, aiming to strengthen fiscal decentralization.

On December 12, 2024, the Senate and the Chamber of Representatives concluded the GPS Reform Bill’s conciliation stage and approved the final draft of the GPS Reform Bill, which has yet to be signed into law by President Petro.

Notwithstanding the final approval of the GPS Reform Bill, the reform of the general participation system will come into force only if Congress approves, between 2025 and 2026, a separate bill assigning greater responsibilities to territorial entities (the “Delegation Law”). In view of the changes approved through the GPS Reform Bill, including the transfer of additional resources to these territorial entities, such entities must strengthen their management capacity and take a more active role in the administration, execution and supervision of programs and projects. For this reason, the Ministry of the Interior has proposed that Delegation Law be developed and discussed by a technical committee that includes all relevant stakeholders, with support from the Organization for Economic Cooperation and Development (OECD) and the Development Bank of Latin America (CAF).

Currently, transfers to territorial entities in Colombia amount to approximately 20% of the Central Government’s current revenues. If the GPS Reform Bill is enacted, these transfers are expected to increase gradually to 39.5% of the Central Government’s current revenues over a period of up to 12 years, starting in 2027, as new responsibilities are assigned to Colombia’s territorial entities upon the approval of the Delegation Law.

2022 Tax Reform for Equality and Social Justice

On November 17, 2022, the Congress approved a tax reform project. The main objectives of the tax reform are to: (i) ensure a sufficient financing of social spending, that in turn is essential to eradicate hunger and to reduce poverty and inequality; (ii) promote productive development necessary to improve the quality of life of Colombians and move forward in the productive transformation; and (iii) expand the sources of income necessary for the stability of public finances. On December 13, 2022, President Petro enacted the tax reform as Law 2277 of December 2022 (the “2022 Tax Reform”). Government revenues are expected to increase by 1.1% of GDP (Ps. 17.5 trillion) in 2023 and by 1.3% of GDP on average between 2024 and 2034 as a result of the 2022 Tax Reform. The 2022 Tax Reform is also expected to implement: (i) a reduction of exemptions that have benefited individuals with higher incomes; (ii) increased redistribution to the vulnerable population; (iii) improvements in the efficiency of the use of natural resources, prioritizing stimuli targeted at strategic sectors; (iv) expansion of collection sources through measures to maximize environmental and health initiatives; and (v) measures to combat tax evasion and avoidance. The Government’s actions to strengthen the DIAN, together with the effects of the additional measures of the 2022 Tax Reform related to the fight against tax evasion and avoidance, are expected to contribute to an increase in the tax collection of 0.8% of GDP by 2024.

The 2022 Tax Reform levied higher taxes on people who earn more than Ps. 13 million per month. An estimated two-thirds of this additional tax collection will come from taxpayers with monthly incomes higher than Ps. 20 million.

The 2022 Tax Reform created an income surcharge of 5%, 10% or 15% for the oil sector and of 5% or 10% for coal sector, based on international prices. As a result, the effective tax rate of the oil sector would be between 33.6% and 46.8%, while that of coal would be between 42.7% and 56.5%.

The 2022 Tax Reform also created a new tax on sugary drinks and ultra-processed foods which came into force in November 2023.

Judgment in the case concerning Alleged Violations of Sovereign Rights and Maritime Spaces in the Caribbean Sea

On April 21, 2022, the International Court of Justice delivered its judgment in the case concerning Alleged Violations of Sovereign Rights and Maritime Spaces in the Caribbean Sea (Nicaragua v. Colombia). In its judgment, which is final, unappealable and binding on the parties, the Court found that: (i) the Republic of Colombia violated the Republic of Nicaragua’s sovereign rights and jurisdiction in this maritime zone by interfering with activities in the Republic of Nicaragua’s exclusive economic zone, and therefore must immediately cease this conduct; (ii) the “integral contiguous zone” established by the Republic of Colombia by Presidential Decree 1946 of September 9, 2013, as amended by Decree 1119 of June 17, 2014, is not in conformity with customary international law and therefore, the Republic of Colombia must bring the provisions of said Presidential Decrees into conformity with customary international law; (iii) the Republic of Nicaragua’s straight baselines established by Decree No. 33-2013 of August 19, 2013, as amended by Decree No. 17-2018 of October 10, 2018, are not in conformity with customary international law; and (iv) otherwise rejected all other submissions made by the parties.

On July 13, 2023, in the case concerning the Question of the Delimitation of the Continental Shelf between Nicaragua and Colombia beyond 200 Nautical Miles from the Nicaraguan Coast (Nicaragua v. Colombia) the International Court of Justice ruled in favor of Colombia, stating that Nicaragua will not have the right to expand its continental shelf for its benefit beyond 200 nautical miles, a judgment that puts an end to complex litigation that has lasted several years.

Foreign Affairs and International Organizations

Colombia has established diplomatic relations with 193 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States (“OAS”), the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America, Unión de Naciones Suramericanas and the Caribbean, the Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also a party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization. Colombia also has free trade agreements with the United States, Canada, Mexico, Chile, El Salvador, Guatemala, Honduras, Switzerland, Norway, Iceland, Liechtenstein, Venezuela, Peru, the European Union, South Korea, Costa Rica, Israel and Panama.

On May 30, 2013, the 34 member countries of the Organization for Economic Co-operation and Development (“OECD”) invited Colombia to initiate the accession process to the OECD. On September 19, 2013, the OECD approved a roadmap for Colombia’s accession, establishing the process and setting the terms for future membership. Colombia has committed to cooperate with OECD committees in areas such as investment; bribery in international commercial transactions; corporate governance; financial markets; insurance and private pensions; competition; taxes; environment; public governance; regulatory policy; regional development; statistics; economy; education; employment, labor and social affairs; health; trade; export credits; agriculture; science and technology; information technology and communications; among other areas.

On January 27, 2015, during a meeting in the Colombian embassy in Paris with then President Santos, the OECD Secretary General, Angel Gurría, delivered a document entitled “Colombia, political priorities for inclusive development”, aimed at promoting stronger, more inclusive and sustainable growth. The document includes recommendations on agricultural, environmental, information technology, communications, education and health matters. The former President confirmed that those recommendations will be included, to the extent possible, into the PDN. On May 25, 2018, the OECD invited Colombia to become a member of the organization. On January 8, 2019, then President Duque enacted Law 1950, which ratified the adhesion of the Republic to the OECD. On April 28, 2020, the Republic officially became a member of the OECD.

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that sought to eliminate tariffs and other barriers to goods and services and to expand trade between the two countries. The agreement was approved by the Colombian Congress in June 2007 and by the United States Congress on October 12, 2011. President Obama signed the agreement into law on October 21, 2011. An implementation phase in Colombia was intended to verify that the agreement is consistent with Colombia’s legal system. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

On November 25, 2008, the European Free Trade Association (“EFTA”) and Colombia concluded negotiations on a free trade agreement. The ratification of the agreement was done individually by each member country. The agreement was ratified in 2009 by Switzerland and Lichtenstein and in 2014 by Norway and Iceland.

On August 15, 2011, the free trade agreement between Colombia and Canada entered into force.

On June 6, 2012, Colombia, Chile, Mexico and Perú signed the framework agreement “Acuerdo de la Alianza del Pacífico” or the Pacific Alliance, and on February 10, 2014, the same countries signed framework protocols, which were approved in Colombia by Law 1721 of 2014 and Law 1746 of 2014, respectively. The Pacific Alliance is a regional integration mechanism, which has as its objective for member states to create attractive integrated markets and to provide greater international competitiveness.

On June 26, 2012, Colombia and Perú signed a free trade agreement with the European Union, which is currently in force.

On May 22, 2013, Colombia and Costa Rica signed a free trade agreement which increased Colombia’s commercial ties with the Central American nation. The agreement is currently in force.

On December 19, 2017, Colombian products, including automobiles, gained preferential trade tariffs access into the Mercosur market, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants.

On May 31, 2018, Colombia joined the North Atlantic Treaty Organization (“NATO”) as a global partner.

On August 27, 2018, Colombia notified the Union of South American Nations (“UNASUR”), of its intent to withdraw from the international body, which withdrawal became effective six months later.

On October 4, 2018, Law No. 1939 was enacted into law by then President Duque. Law 1939 implements the double taxation treaty signed on November 2, 2016, between the United Kingdom and the Republic. The main objective of the treaty is to prevent fiscal fraud.

On December 23, 2020, by Law No. 2067, the Government approved the trade agreement between the United Kingdom of Great Britain and Northern Ireland, and the Republic of Colombia, the Republic of Ecuador and the Republic of Peru, signed in Quito, Ecuador, on May 15, 2019.

On July 1, 2021, by Law No. 2095, the Government approved the agreement for the suppression of double taxation with respect to income tax and the prevention of tax evasion and elusion between the Republic of Colombia and Japan.

On June 29, 2022, after completing the internal procedures, Colombia and the United Kingdom launched the Trade Agreement that they signed in May 2019, and which was approved through Law 2067 of 2020.

On October 7, 2022, the Ministry of Finance and Public Credit announced the signing of the International Coffee Agreement, with the goal of achieving a more active and committed participation of public and private actors, and to improve conditions and increase sustainability in the industry.

On October 18, 2022, the Ministry of Foreign Affairs announced that the United Kingdom would lift tourist visa requirements for Colombians starting on November 9, 2022.

On February 4, 2023, Colombia and Venezuela signed a Treaty for the Promotion and Reciprocal Protection of Investments. The agreement seeks to attract investments to boost the complementary industry of goods and services and to promote sustainable development, productive diversification, the creation of value chains and the expansion of qualified employment respecting labor standards and environmental regulations.

Following the October 7, 2023 Hamas terrorist attack in Israel, President Petro made statements regarding the conflict in the Middle East. On October 15, 2023, the Minister of Foreign Affairs of Israel summoned Colombia’s Ambassador to Israel to deliver a reprimand concerning President Petro’s statements. Israel has suspended exports of security and defense equipment to Colombia.

Imports from Israel accounted for 0.2% of total imports to Colombia (including both the private and public sector) in each of the years 2018 through 2022. For the eight-month period ended August 31, 2023, total imports from Israel accounted for 0.1% of total imports.

Exports to Israel accounted for between 1% and 2% of total exports from Colombia (including both the private and public sector) in each of the years 2018 through 2022. For the eight-month period ended August 31, 2023, total exports to Israel accounted for 1% of total exports.

On October 31, 2023, the Government expressed its concerns with the military actions by Israel defense forces in areas densely populated by civilians in Gaza and reiterated the importance of respecting international humanitarian law. President Petro called back for consultation the Colombian ambassador to Israel.

On February 28, 2024, the Ambassador of Israel to Colombia, Gali Dagan, was summoned by the Colombian Foreign Ministry due to recent statements in his X account, in which he addressed internal affairs of Colombia.

On February 29, 2024, the Government expressed its strongest condemnation of the attack in the northern Gaza Strip, in which Israeli forces fired at Palestinian civilians who were waiting for humanitarian aid and food, leaving more than 100 people dead and more than 700 wounded.

On March 27, 2024, the Government ordered the expulsion of diplomats from the Embassy of Argentina in Colombia due to negative expressions made by the Argentine president about Colombia and President Petro.

On April 4, 2024, Colombia deposited its Declaration of Intervention in the case of South Africa against Israel, in accordance with the mechanism provided for in Article 63 of the Statute of the International Court of Justice. In its intervention, Colombia explained its interpretation of the norms of the Convention against the case of Israel through its military actions in Gaza.

On April 7, 2024, the Government expressed its support for Resolution S/RES/2728(2024), adopted by the United Nations Security Council regarding the situation in Gaza, which demanded a ceasefire between the parties during Ramadan that lead to a sustained ceasefire, as well as the immediate release of all hostages, unhindered access to humanitarian aid, and the strengthening protection of civilians of Gaza Strip.

On April 17, 2024, the Foreign Ministers of Colombia and Brazil signed technical cooperation agreements for two bilateral cooperation programs: (i) Cartographic Inputs and Products for Territorial Management in Colombia and Brazil and (2) Fighting Hunger through Public Procurement of Food. They also signed a memorandum of understanding between both parties for the prevention, investigation, and prosecution of the crime of human trafficking, assistance and protection of its victims, and the transfer of knowledge.

On April 18, 2024, Colombia and the United Arab Emirates signed a Comprehensive Economic Partnership Agreement. The Agreement includes 19 chapters, among which are: access to goods markets; sanitary and phytosanitary measures; rules of origin; trade defense; SMEs; technical barriers to trade; economic cooperation; trade facilitation; services; digital commerce; environment and sustainable development and responsible tourism. Once the internal processes are completed, and as soon as the Agreement enters into force, 85% of the Colombian products will enter to that the United Arab Emirates market without tariffs.

On April 19, 2024, the Vice Foreign Ministers of Colombia and Saudi Arabia signed agreements to strengthen bilateral relations and cooperation between both nations. The agreements aim to expand the topics of cooperation between both countries, promoting better understanding and consolidating channels of consultation and interaction on topics of common interest.

On April 26, 2024, the Government and the Office of the Prosecutor of the International Criminal Court signed an agreement that seeks to strengthen cooperation, dialogue, and capacity building between the judicial system and control agencies in Colombia.

On May 1, 2024, the Government announced the decision to break diplomatic relations with Israel beginning on May 2, 2024. The decision was exclusively made with respect to the diplomatic relations and not against the Israeli people or against the Jewish communities.

On August 18, 2024, the Government announced a ban on coal exports to Israel. The ban will remain in effect until the orders for provisional measures issued in the matter of South Africa v. Israel by the International Court of Justice related to the war in Gaza are fully complied with.

On October 9, 2024, Colombia was elected as a member of the United Nations Human Rights Council, to occupy one of the 47 seats of the multilateral body.

On November 26, 2024, the British government decided to reinstate the visa requirement for Colombian nationals beginning on November 27, 2024.

On January 10, 2025, the Government announced its decision to maintain bilateral relations with Venezuela due to the close relationship between the two countries in economic, commercial, social, cultural, humanitarian and security matters. Nevertheless, Colombia pointed out that this decision does not mean an endorsement of the 2024 presidential election results in Venezuela.

On January 16, 2025, the governments of Colombia and the United States agreed and signed an interpretative note on Chapter 10 of the U.S.-Colombia Trade Promotion Agreement (the “TPA”), which regulates investments and investor-state disputes among both countries. The note does not amend the TPA or any of the protections granted to investors thereunder but rather clarifies how certain provisions of the treaty regarding investor-state disputes should be interpreted and construed, aiming to strengthen the national sovereignty of the countries and reduce the risk of instability in its public finances.

On January 24, 2025, the United States government announced a policy to reevaluate and realign U.S. foreign aid with American foreign policy interests. This policy included a 90-day pause in foreign development assistance while the government reviews foreign assistance programs and determines whether to continue, modify or cease each program. According to data from the international cooperation information system (Cíclope), from 2018 to March 2024 (the date of the last report issued by the United States to the Colombian Presidential Agency for International Cooperation (“CPA Colombia”), money contributions to Colombia from the United States government represented approximately U.S.$3.2 billion, without considering matters related to “security and defense” which are not recorded in the Cíclope system.

According to information reported by the United States to the CPA Colombia, there are currently 82 programs in Colombia funded by the United States, totaling U.S.$1.6 billion. From 2018 to 2024, the United States contributed nearly 42% of the resources allocated to peace efforts in Colombia (U.S.$1.2 billion). CPA Colombia is working to diversify sources to meet the needs of the population by strengthening cooperative relationships with strategic partners, including the United States.

On January 26, 2025, after President Petro’s refusal to accept two repatriation flights from the U.S. that were previously authorized, the president of the United States, Donald J. Trump, announced that he would seek a broad package of sanctions, tariffs and other actions. The announced tariffs would commence at 25% and increase in a week to 50% on exports from the Republic into the United States. The Secretary of State of the United States, Marco Rubio, ordered a suspension of visa issuance at the U.S. Embassy’s Bogota consular section.

On January 26, 2025, the Government announced that it would receive Colombians deported from the United States and based on that agreement, the broad package of sanctions and tariffs would not be signed or implemented by the United States. Sanctions with regards to visa issuances remained in place until the repatriation flights resumed.

On January 28, 2025, after the flights resumed, diplomatic relations between the two countries returned to normal and sanctions and tariffs are no longer expected to be imposed by either country.

Diplomatic channels between Colombia and the United States are currently open and the Government expects those channels to remain open.

Nevertheless, as part of a precautionary fiscal risk management strategy, Colombia undertook a risk analysis of the possible effects of U.S. sanctions, if they were to be imposed, in its most recent Financial Plan published in February 2025. The risk analysis scenario modeled a theoretical 25% tariff imposition on Colombian goods imported by the United States, as well as the establishment of reciprocal tariffs by Colombia on goods imported from the United States. If this scenario were to materialize, the model projected that it would negatively impact Colombia’s GDP growth by 0.3%, cause a 0.6% increase in inflation, cause a 0.4% increase in interest rates, cause an increase in the U.S. dollar/COP exchange rate of Ps. 31 per U.S$1.00, cause a 1.8% increase in the current account deficit, cause a 0.03% increase in the fiscal deficit, and cause a 0.1% increase in Colombia’s net debt for 2025. There is no assurance that such projections would prevail in this scenario, and it is likely that outcomes would vary from the model’s projections.

On February 13, 2025, the Ministers of Foreign Affairs of Peru and Colombia agreed to reestablish bilateral relations and appoint ambassadors, after mutually withdrawing their ambassadors in March 2023. They emphasized the need to coordinate actions in the areas of development and border integration, environment, migration, and security and defense. They also agreed on the need to maintain ongoing dialogue in regional integration and coordination bodies. On March 14, 2025, the Ministers of Foreign Affairs of Peru and Colombia reaffirmed their commitment to strengthening bilateral relations emphasizing the importance of continuing to promote the development and integration projects approved during the meeting of the Binational Commission for the Peru-Colombia Border Integration Zone.

On March 27, 2025, Colombian Foreign Minister Laura Sarabia and U.S. Secretary of Homeland Security Kristi Noem signed a letter of intent seeking to ensure bilateral cooperation and strengthen ties between the United States and Colombia on migration issues.

On April 8, 2025, the Government and representatives of the country’s trade unions outlined a roadmap for addressing the recent tariffs imposed by the United States. A permanent working group between the Government and trade union representatives has been created to address tariff barriers, identify points of contention, and design a market diversification strategy, primarily within Latin America.

On May 5, 2025, the Organization of American States elected Colombian Ambassador Laura Gil, the first woman to serve as Assistant Secretary General.

On May 14, 2025, the governments of Colombia and the People’s Republic of China signed a cooperation plan within the framework of the “Belt and Road Initiative”, also known as the “New Silk Road”. This cooperation plan seeks to coordinate joint actions in key areas such as the economy, science, technology, the environment, culture, and the reindustrialization of strategic Colombian sectors.

On May 16, 2025, President Petro announced that Colombia had formally submitted its application for membership in the BRICS New Development Bank.

On July 3, 2025, President Petro recalled Colombia’s ambassador to the United States, Daniel García-Peña, for consultations. This decision came in response to a similar measure announced by U.S. Secretary of State Marco Rubio, who recalled the head of the U.S. diplomatic mission in Bogotá for consultations.

On July 8, 2025, the Colombian ambassador to the United States returned and reaffirmed the strategic importance of the bilateral relationship and emphasized the desire to strengthen a cooperation agenda aimed at addressing common challenges and consolidating convergent interests.

On July 26, 2025, the U.S. House of Representatives approved a cut in aid to Colombia. The bill, proposed by Congressman Mario Díaz-Balart, imposes strict conditions on funding and requires mandatory prior reporting for Colombia. The bill also contemplates a 50% reduction in non-military assistance, justifying the reduction due to the alleged failure of the Government to align itself with U.S. interests and the deteriorating security conditions in Colombia.

On July 25, 2025, Colombia and Venezuela signed a Memorandum of Understanding which establishes a framework for cooperation toward the establishment of a Binational Special Economic Zone, to be called the “Zone of Peace, Unity, and Development”. The special economic zone would initially be established in the states of Táchira and Zulia, on the Venezuelan side, and Norte de Santander, on the Colombian side, with the possibility of including other border departments.

Humanitarian Crisis in Venezuela

On August 22, 2015, President Nicolás Maduro of Venezuela declared a state of emergency in certain parts of the border with Colombia and closed them due to alleged violence and smuggling. Certain Colombians who had been living in Venezuela in the areas affected by the state of emergency were deported. On September 7, 2015, then President Santos signed Decree No. 1770 of 2015, which placed 40 municipalities in seven departments near the border in a state of economic, social and ecological emergency as a response to the border crisis. The decree provided the Government with the authority to act in several areas in order to relieve the effects of the border closing. On August 11, 2016, the governments of Venezuela and Colombia agreed to reopen the border in a gradual, orderly and controlled manner. This process began with the opening of five access points between the two countries: The Simón Bolívar and La Unión bridges, in Norte de Santander; the José Antonio Páez bridge, in Arauca; Paraguachón, in La Guajira and Puerto Carreño, in Vichada.

Beginning in 2017, Venezuela began to experience a severe political, economic and humanitarian crisis that has impacted the Andean Region and Colombia in particular. The Government estimates that as of December 31, 2018, 1.2 million Venezuelans were living in Colombia in search of work, housing and food security, an increase from 0.2 million in May of 2017.

On August 21, 2018, Foreign Affairs Minister, Carlos Holmes Trujillo, met with governors and representatives of Colombian departments bordering Venezuela with the aim of addressing the refugee and humanitarian crisis in Venezuela. The Government planned to implement the following three strategies:

•	Local: Provide access to health, education, safety and housing to Venezuelan refugees;

•	Regional: Jointly address the refugee crisis in coordination with other regional countries; and

•	Multilateral: Request assistance from the OAS.

On November 23, 2018, the Department of National Planning published CONPES 3950 (“CONPES 3950”), aimed at addressing the influx of Venezuelan migrants. The action plan aimed to provide health care and education to Venezuelan migrants. The plan further provided for increased attention to children and the elderly. The provision of water, food and housing was also addressed. A total of Ps. 422.8 million were directed for these purposes.

In its report of June 2019, (the “2019 Report”) the Comite Consultivo de la Regla Fiscal (the “Fiscal Rule Advisory Council”) recommended that the Government budget an additional deficit of 0.5%, 0.4%, 0.3%, 0.2% and 0.1% of GDP for 2019, 2020, 2021, 2022 and 2023, respectively, in order to address the influx of Venezuelan migrants. During the first eight months of 2019, Colombia received $96 million in foreign aid to address the Venezuelan migrant crisis.

According to the Director of Migración Colombia, as of May 21, 2020, there were 1,825,000 Venezuelans in Colombia, some of whom demonstrated a desire to return to Venezuela. Around 62,000 Venezuelans had already returned to Venezuela through a humanitarian return process led by the Government with the cooperation of regional authorities, the Attorney General’s Office and the Ombudsman’s Office. As of March 31, 2024, there were an estimated 2,839,150 Venezuelans in Colombia.

On May 26, 2020, the international donors conference in solidarity with Venezuelan refugees and migrants was held. Delegates from more than 60 countries, as well as from United Nations agencies, such as the Office of the United Nations High Commissioner for Refugees (UNHCR) and the International Organization for Migration (IOM), and financial institutions, participated in the online meeting and pledged a total of €2,544 million in contributions for the countries who received most of the Venezuelan refugees, including Colombia, to address their living conditions.

On March 1, 2021, through Decree No. 216 of 2021, the Temporary Protection Statute for Venezuelan migrants, which is valid for 10 years, was enacted. The Temporary Protection Statute, which will serve as a complementary mechanism to the international refugee protection regime, establishes a registry to identify Venezuelan migrants, provides them with a temporary protected status and allows them to obtain a resident visa.

On March 29, 2021, the Government declared a state of public calamity in the department of Arauca. The declaration was made in light of clashes between illegally armed groups on the border with Venezuela. The clashes prompted the displacement of approximately 5,737 persons.

On April 14, 2021, then Chancellor Claudia Blum sent to the United Nations Secretary General and to the President of the United Nations Security Council a communication in which Colombia reported the serious situation that exists at the border with Venezuela due to the support that the Venezuelan regime gives to armed terrorist groups, as well as the massive displacement of Venezuelan migrants to Colombia. In the communication, the Chancellor reiterates Colombia’s commitment to international humanitarian law and the provision of humanitarian assistance to Venezuelan migrants.

On June 2, 2021, Colombia reopened the border with Venezuela and began allowing border crossings according to a designated schedule. The border crossing schedule permitted travelers to enter Colombia according to the final number of their identification document (allowing entry for travelers with identification numbers ending in an even number on even days and for those with identification numbers ending in an odd number, on odd days), and only during certain hours of the day. On October 5, 2021, the Colombian-Venezuelan border was reopened.

On August 22, 2022, the governments of Colombia and the Bolivarian Republic of Venezuela reestablished diplomatic relations through an exchange of diplomatic letters.

President Petro announced that on September 26, 2022, the Inter-Institutional Unit for the Reactivation of Relations with Venezuela (La Unidad Inter-institucional para la Reactivación de las Relaciones con Venezuela) was established, with the purpose of coordinating the actions of national entities with a view to the reopening of the border in a progressive and articulated manner.

On September 26, 2022, the Norte de Santander border between Colombia and Venezuela was reopened, after being closed since February 2019.

On November 3, 2022, then Colombian ambassador to Venezuela, Armando Benedetti, announced the authorization to restart flights between Colombia and Venezuela as of November 7, 2022.

On November 21, 2022, Migración Colombia began the delivery of Temporary Protection Permits to Venezuelan migrants, which allow them to access the social services offered by the Government.

On January 5, 2023, the José Antonio Páez international bridge in Arauca, which connects Colombia and Venezuela, was fully reopened after seven years of being closed.

On July 26, 2023, the Ministry of Industry and Commerce announced that after the reopening of the border for trade between Colombia and Venezuela, total trade between the two countries amounted to U.S.$303.7 million during the three-month period ended March 31, 2023, an increase of 21.7% compared to U.S.$249.6 million during the same period in 2022, according to DANE figures. Venezuela rose from being the 11th most significant destination for Colombia’s exports of non-mining goods in 2022, to seventh place in 2023.

As of November 10, 2023, three years after the implementation of the Temporary Protection Statute, more than 2.9 million Venezuelan citizens had been registered, of which, 2.3 million had already been authorized to receive a Temporary Protection Permit.

On May 9, 2024, the Union International Bridge was officially inaugurated, connecting the municipalities of Puerto Santander, department of Norte de Santander in Colombia and García de Hevia, State of Táchira in Venezuela.

On July 30, 2024, the Ministry of Foreign Affairs, on behalf of the Government, reacted to the results of the Venezuelan presidential elections, urging the Venezuelan authorities to support the democratic process with evidence of the results and for these results to be audited by the world for the promotion of transparency and electoral guarantees. Colombia, as part of the international community, will support the necessary efforts to guarantee peace, stability and the deepening of democracy in the region.

Migration

Since July 2021, Colombia has received over 15,000 migrants from Haiti traveling to cross the Colombian border to Panama. Due to the small number of boats available to transport the migrants across the Gulf of Urabá, a large number of migrants have been gathering in Necoclí, Colombia, causing a humanitarian crisis. On August 10, 2021, the governments of Colombia and Panama met to discuss cooperation between the two countries to prevent crime and guarantee migrants’ rights at the border. In 2023, Colombia received over 46,422 migrants from Haiti.

Hurricane Damage

During the first two weeks of November 2020, hurricanes Eta and Iota hit the archipelago of San Andrés, Providencia and Santa Catalina. On the island of Providencia, approximately 98% of the infrastructure suffered structural damage. Similarly, on the island of San Andrés, 1,400 homes, 60 commercial establishments and 100 accommodations were partially damaged, and 15 houses were totally destroyed. Further, Hurricane Eta caused flooding in the Department of Magdalena that affected 26,000 people.

On November 20, 2020, the IADB approved a donation of $400,000 for the purchase of goods such as drinking water, food and other basic necessities. Additionally, at the IADB Assembly on March 16, 2021, the Executive Director of the IADB for Colombia and Peru, Sergio Díaz Granados, gave a donation of approximately $47,000 in the name of employees and friends of the IADB to finance projects related to the reconstruction of the archipelago of San Andrés and Providencia.

On December 14, 2020, the Government announced a plan to rebuild the islands after hurricanes Eta and Iota, called Plan 100. As of March 29, 2021, approximately Ps. 40,000 million had been allocated to address damages to the main road on the island of San Andrés. As of June 19, 2021, more than 500 homes had been repaired, nearly 700 roofs had been installed and the construction of 136 new homes was progressing. As of December 11, 2021, after a year of the hurricane Iota, 630 households that were affected had their homes repaired; and another 460 families had new housing, which represented an advance of 61%.

In addition, then President Duque announced the inauguration of the submarine communications cable that would improve the connectivity of the archipelago and a new headquarters of the Hotel and Tourism SENA in San Andrés. The Government has allocated more than $939 billion in investment to strengthen the development and economic reactivation.

ECONOMY

Methodology

In 2018, DANE implemented an updated methodology based on 2015 constant pesos instead of 2005 constant pesos. The new methodology better reflects the economic activity of the Republic and provides useful information for policy and decision making. In developing the methodology, DANE followed the guidance and recommendations from the United Nations System of National Accounts, the OECD and the IMF.

Gross Domestic Product

Colombia’s real GDP grew by 2.1% in 2016, grew by 1.4% in 2017, grew by 2.6% in 2018, and grew by 3.2% in 2019. Real GDP decreased by 7.2% in 2020, grew by 10.8% in 2021 and grew by 7.3% in 2022. According to preliminary figures, real GDP grew by 0.7% in 2023 and by 1.6% in 2024. In the second quarter of 2025, real GDP grew by 2.1% compared to the same period of 2024.

The following factors contributed to GDP growth in 2024:

•

higher public consumption at an annual rate of 0.7% compared to 2023, representing 16.1% of GDP. The slight increase is explained by the maintenance of some social programs and the inclusion of others to promote economic recovery after the COVID-19 pandemic; and

•

higher private consumption at an annual rate of 1.6% compared to 2023, representing 75.9% of GDP, due to an increase in consumer spending and a recovery of the economy after the lockdowns and restrictions derived from the COVID-19 pandemic.

The services sector has traditionally been the largest sector of the Colombian economy. According to preliminary figures, in 2024, the services sector increased by 2.0% in real terms and represented approximately 61.5% of GDP. The manufacturing sector decreased by 2.1% in real terms in 2024 and represented approximately 11.1% of GDP in 2024. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 8.0% in real terms in 2024, and the sector accounted for approximately 6.3% of GDP in 2024. Construction activity increased by 1.9% in real terms in 2024 and accounted for approximately 4.3% of GDP in 2024. Mining (including oil) decreased by 5.0% in real terms in 2024 and represented approximately 3.7% of GDP in 2024. Electricity, gas and water increased by 1.9% in real terms in 2024 and represented approximately 3.0% of GDP in 2024.

According to preliminary data, in the second quarter of 2025, the manufacturing sector increased by 2.5% in real terms compared to the same period of 2024 and accounted for approximately 11.1% of GDP in the second quarter of 2025. The agriculture, livestock, fishing, and forestry sector increased by 4.9% in real terms in the second quarter of 2025 compared to the same period of 2024 and accounted for approximately 6.4% of GDP in the second quarter of 2025. Construction activity decreased by 3.6% in real terms in the second quarter of 2025 compared to the same period of 2024 and accounted for approximately 4.1% of GDP in the second quarter of 2025. The mining sector (including oil) decreased by 10.3% in real terms in the second quarter of 2025 compared to the same period of 2024 and accounted for approximately 3.3% of GDP in the second quarter of 2025. Electricity, gas, and water increased by 0.9% in real terms in the second quarter of 2025 compared to the same period of 2024 and accounted for approximately 2.9% of GDP in the second quarter of 2025.

Public consumption, which represented 16.1% of GDP in 2024, registered a 0.7% increase in real terms in 2024. Private consumption, which represented 75.9% of GDP in 2024, registered a 1.6% increase in real terms in 2024. According to preliminary figures, public consumption, which represented 16.7% of GDP in the second quarter of 2025, registered an increase of 3.9% in comparison to the same period of 2024. Private consumption, which represented 77.0% of GDP in the second quarter of 2025, registered a 3.7% increase compared to the same period in 2024.

Impact of Oil Prices

The mining and quarrying sector (including oil) is a contributor to the Colombian economy and a principal source of exports. The mining and quarrying sector decreased by 15.2% in 2020, and by 0.2% in 2021, then increased by 1.5% in 2022, all in real terms. According to provisional figures, the mining and quarrying sector grew by 2.6% in real terms in 2023, and according to preliminary figures, this sector decreased by 5.0% in 2024. In the second quarter of 2025, the mining and quarrying sector decreased by 10.3%, compared to a decrease of 3.5% in the same period of 2024. Oil and its derivatives accounted for 28.2% of total exports in 2020, 32.7% in 2021, 32.9% in 2022, 31.8% in 2023, and 30.3% in 2024.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand for the five years ended December 31, 2024.

Real GDP

(In millions of constant 2015 pesos)

	2020	2021	2022	2023 (1)	2024(2)
GDP	817,900,000	906,243,000	972,655,000	979,584,000	995,240,513
Add: Imports of Goods and Services	161,613,000	204,810,000	253,971,000	228,887,000	238,927,410
Less: Exports of Goods and Services	103,696,000	118,871,000	133,683,000	137,800,000	141,310,147
Private Consumption	582,997,000	668,838,000	741,004,000	743,819,000	755,685,213
Public Consumption	141,071,000	154,922,000	156,452,000	158,899,000	159,973,657
Total Consumption	723,908,000	823,563,000	897,827,000	902,936,000	915,963,281
Gross Fixed Investment (3)	153,203,000	170,923,000	198,344,000	166,571,000	175,282,469

Totals may differ due to rounding.

1:	Provisional figures.
2:	Preliminary figures
3:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE.

Composition and Annual Growth of Real GDP

	2020	2021	2022	2023(2)	2024(3)	2020	2021	2022	2023(2)	2024(3)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	(7.2)%	10.8%	7.3%	0.7%	1.6%
Add: Imports of Goods and Services	19.8%	22.6%	26.1%	23.4%	24.0%	(20.1)%	26.7%	24.0%	(9.9)%	4.4%
Less: Exports of Goods and Services	12.7%	13.1%	13.7%	14.1%	14.2%	(22.5)%	14.6%	12.5%	3.1%	2.5%

Private Consumption	71.3%	73.8%	76.2%	75.9%	75.9%	(5.0)%	14.7%	10.8%	0.4%	1.6%
Public Consumption	17.2%	17.1%	16.1%	16.2%	16.1%	(0.8)%	9.8%	1.0%	1.6%	0.7%

Total Consumption	88.5%	90.9%	92.3%	92.2%	92.0%	(4.2)%	13.8%	9.0%	0.6%	1.4%
Gross Fixed Investment	18.7%	18.9%	20.4%	17.0%	17.6%	(20.7)%	11.6%	16.0%	(16.0)%	5.2%

Totals may differ due to rounding.

1:	Calculated using constant 2015 pesos.
2:	Provisional figures
3:	Preliminary figures.

Source: DANE.

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2024.

Real GDP Composition by Sector

(In millions of constant 2015 pesos)

	2020	% of Total	2021	% of Total	2022	% of Total	2023(1)	% of Total	2024(2)	% of Total
Agriculture, Livestock, Fishing, Forestry and Hunting	55,539,000	6.8	57,968,000	6.4	57,442,000	5.9	58,406,000	6.0	63,061,230	6.3
Manufacturing	94,254,000	11.5	107,066,000	11.8	115,802,000	11.9	112,628,000	11.5	110,281,944	11.1
Mining and quarrying	37,056,000	4.5	36,980,000	4.1	37,518,000	3.9	38,496,000	3.9	36,555,003	3.7
Electricity, Gas and Water	25,587,000	3.1	27,079,000	3.0	28,327,000	2.9	28,958,000	3.0	29,494,527	3.0
Construction	39,359,000	4.8	41,039,000	4.5	43,765,000	4.5	42,389,000	4.3	43,194,857	4.3
Services

Transportation, Retail, Storage, Restaurants and Hotels	130,235,000	15.9	156,815,000	17.3	175,451,000	18.0	169,078,000	17.3	171,424,427	17.2
Communications	24,133,000	3.0	27,210,000	3.0	30,564,000	3.1	31,102,000	3.2	30,863,196	3.1
Financial Services	42,433,000	5.2	44,003,000	4.9	46,940,000	4.8	51,134,000	5.2	51,334,962	5.2
Housing	81,118,000	9.9	83,143,000	9.2	84,843,000	8.7	86,490,000	8.8	88,148,166	8.9
Professional, scientific and technical activities	57,564,000	7.0	63,167,000	7.0	68,132,000	7.0	69,464,000	7.1	69,425,566	7.0
Public Administration and Defense, Social Health and Education, Domestic Services	132,742,000	16.2	143,974,000	15.9	145,589,000	15.0	152,886,000	15.6	157,880,005	15.9
Recreation, Cultural, Sports and Other Services	20,865,000	2.6	28,048,000	3.1	35,932,000	3.7	39,690,000	4.1	42,953,634	4.3
Total Services	489,090,000	59.8	546,360,000	60.3	587,451,000	60.4	599,844,000	61.2	612,029,957	61.5
Plus: Duties and Tariffs on Imports	76,490,000	9.4	88,640,000	9.8	102,860,000	10.6	100,252,000	10.2	101,319,271	10.2
Real GDP	817,900,000	100	906,243,000	100	972,655,000	100	979,584,000	100	995,240,513	100

Totals may differ due to rounding.

1:	Provisional figures.
2:	Preliminary figures.

Source: DANE.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2024.

Real GDP Growth by Sector(1)

	2020	2021	2022	2023(2)	2024(3)
Agriculture, Livestock, Fishing, Forestry and Hunting	2.0%	4.4%	(0.9)%	1.7%	8.0%
Manufacturing	(9.2)%	13.6%	8.2%	(2.7)%	(2.1)%
Mining and Quarrying(4)	(15.2)%	(0.2)%	1.5%	2.6%	(5.0)%
Electricity, Gas and Water	(3.8)%	5.8%	4.6%	2.2%	1.9%
Construction	(29.6)%	4.3%	6.6%	(3.1)%	1.9%
Services
Transportation, Storage, Retail, Restaurants and Hotels	(13.7)%	20.4%	11.9%	(3.6)%	1.4%
Communications	(2.8)%	12.8%	12.3%	1.8%	(0.8)%
Financial Services	2.2%	3.7%	6.7%	8.9%	0.4%
Housing	1.4%	2.5%	2.0%	1.9%	1.9%
Professional, scientific and technical activities	(5.8)%	9.7%	7.9%	2.0%	(0.1)%
Public Administration and Defense, Social Health and Education, Domestic Services	0.3%	8.5%	1.1%	5.0%	3.3%
Recreation, Cultural, Sports and Other Services	(11.8)%	34.4%	28.1%	10.5%	8.2%
Total Services	(4.9)%	11.7%	7.5%	2.1%	2.0%
Plus: Duties and Tariffs on Imports	(6.1)%	15.9%	16.0%	(2.5)%	1.1%
Real GDP	(7.2)%	10.8%	7.3%	0.7%	1.6%

Totals may differ due to rounding.

1:	Calculated using constant 2015 pesos.
2:	Provisional figures
3:	Preliminary figures.
4:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. In 2024, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, 6.3% of total GDP. Total agriculture sector production increased by 8.0% in real terms in 2024, compared to a 1.7% increase in 2023. According to preliminary data, total agriculture sector production increased by 4.9% in the second quarter of 2025, compared to an increase of 7.8% in the same period of 2024.

Coffee production (excluding coffee processing), which represented 0.5% of GDP in 2024, increased by 22.3% in real terms, compared to an increase of 4.0% in 2023. The price of coffee exported by Colombia decreased by 8.8% in 2024, to Ps. 1,632,049 per 125 kilograms in 2024, from Ps. 1,788,844 per 125 kilograms in 2023. Coffee exports accounted for 6.8% of total merchandise exports in 2024, and the volume of coffee exports increased by 12.5% in 2024, compared to 2023.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a trust account created by law for the primary purpose of stabilizing coffee growers’ income by reducing the volatility caused by international prices. The fund is managed by the National Coffee Growers’ Committee, which is comprised of representatives of coffee producers, the Minister of Finance, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Director of the National Planning Department. This committee periodically establishes an internal coffee price paid to local growers, subject to a veto right by the Minister of Finance. To the extent that export prices, adjusted for transportation and insurance costs, exceed or fall below the established internal price for coffee, the National Coffee Fund accumulates a surplus or deficit. In 2020, the fund registered a deficit of Ps. 243 million. In 2021, the fund had a deficit close to 0. In 2022, the fund registered a deficit of Ps 462.0 million. In 2023, the fund registered a deficit of Ps 59.7 million. In 2024, the fund registered a deficit of Ps. 1,070 million.

Banco Agrario (the successor to the liquidated Caja Agraria) made disbursements of Ps. 6.7 billion in 2020, Ps. 7.4 billion in 2021, Ps. 9.3 billion in 2022, Ps. 11.3 billion in 2023, and Ps. 11.2 billion in 2024. Banco Agrario held a total loan portfolio of Ps. 14.6 billion in 2024, compared to a total loan portfolio of Ps. 12.8 billion as of December 31, 2023, Ps. 17.7 billion as of December 31, 2022, Ps. 15.5 billion as of December 31, 2021, and Ps. 14.9 billion as of December 31, 2020.

In 2020, the total portfolio of the Fondo para el Financiamiento del Sector Agropecuario (“Finagro”) was Ps. 30.9 trillion, an increase of 15% compared to 2019. In 2021, the total portfolio was Ps. 34.5 trillion, an increase of 12% compared to 2020. In 2022, the total portfolio was Ps. 41.3 trillion, an increase of 19.7% compared to 2021. In 2023, the total portfolio was Ps. 40.3 trillion, a decrease of 2.4% compared to 2022. In 2024, the total portfolio was Ps. 45.9 trillion, an increase of 8.0% compared to 2023.

Manufacturing

Manufacturing sector production decreased by 2.1% in 2024 and accounted for 11.1% of GDP in 2024. The six main categories within the manufacturing sector experienced contraction in real terms in 2024. The categories that experienced the largest decrease were manufacture of textiles products and manufacture of petroleum refining products, which decreased by 3.7% and 3.5%, respectively.

The following table summarizes the composition of the manufacturing sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	Composition of GDP					Real Growth
	2020	2021	2022	2023(2)	2024(3)	2020	2021	2022	2023(2)	2024(3)
Food products; Drinks and Tobacco	3.5%	3.3%	3.3%	3.3%	3.2%	(3.3)%	5.8%	7.2%	(0.9)%	(0.8)%
Textiles Articles; Leathers; Footwear; Suitcases and Handbags	1.0%	1.3%	1.3%	1.2%	1.1%	(21.3)%	41.8%	12.2%	(12.5)%	(3.7)%
Wood and Cork, except furniture; Paper, Cardboard and Printing Activities	0.7%	0.7%	0.7%	0.7%	0.7%	(7.3)%	4.6%	8.0%	(0.5)%	(0.2)%
Petroleum Refining Products, Chemical, Pharmaceuticals, Medicinal Products	4.1%	4.2%	4.2%	4.1%	3.9%	(10.0)%	12.7%	6.4%	(1.3)%	(3.5)%
Basic Metal Products, Machinery and Equipment and Other Machinery and Electric Equipment	1.6%	1.7%	1.8%	1.7%	1.6%	(10.3)%	18.6%	12.1%	(4.8)%	(0.6)%
Furniture and Related Products	0.6%	0.6%	0.7%	0.6%	0.6%	(11.5)%	19.1%	9.3%	(4.0)%	(1.9)%
Total	11.5%	11.8%	11.9%	11.5%	11.1%	(9.2)%	13.6%	8.2%	(2.7)%	(2.1)%

Totals may differ due to rounding.

1:	Calculated using constant 2015 pesos.
2:	Provisional figures
3:	Preliminary figures.

Source: DANE.

Mining and Quarrying

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining and quarrying sector as a whole (including the petroleum industry) accounted for approximately 3.7% of GDP in 2024, compared to 3.9% in 2023. Mining and quarrying sector production decreased by 5.0% in 2024, compared to a 2.6% increase in 2023. According to preliminary data, the mining and quarrying sector decreased by 10.3% in the second quarter of 2025, compared to a decrease of 3.5% in the same period of 2024, and accounted for 3.3% of GDP in the second quarter of 2025.

President Petro’s government has a sustainable approach towards renewable energy; therefore, the priority for the country continues to be self-sufficiency and independence in matters of natural gas, a source of energy essential to carrying out a safe, progressive, social and successful transition process.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). From 1974 to 2003, Ecopetrol, S.A. (“Ecopetrol”), the Government-owned oil company, exploited these reserves either directly or in association with private companies.

On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol. The newly issued shares, representing 10.1% of total shares, were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale were used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels. As of December 31, 2024, the Government owned 88.5% of Ecopetrol’s shares.

In October 2012, Ecopetrol transferred its direct interests in Ocensa, ODC, Oleoducto Bicentenario, ODL and Serviport to Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”). On April 1, 2013, Ecopetrol transferred its hydrocarbon transport and logistics assets (crude oil and multiproduct pipelines and loading and unloading facilities) to Cenit, and Cenit started its operations as owner of the transportation and logistics infrastructure. On January 1, 2014, Ecopetrol transferred its port concessions and assets to Cenit.

On April 1, 2013, Ecopetrol entered into a number of contracts with Cenit in order to establish their operating relationship. Pursuant to transportation and service agreements, Cenit provides to Ecopetrol, for a term of 30 years, hydrocarbon and refined product transportation, storage, loading and unloading and logistics services through the transportation assets that were transferred to it as an in-kind capitalization. Ecopetrol also entered into an operation and maintenance agreement with Cenit pursuant to which Ecopetrol is in charge of the operation and maintenance of the transportation assets for a term of 15 years. In return, Cenit pays Ecopetrol a variable monthly payment for the services rendered. The companies also entered into a project management agreement, pursuant to which Ecopetrol provides project management services on market terms to Cenit for a term of 15 years.

In December 2014, Ecopetrol received authorization from the Superintendency of Ports to merge its wholly-owned subsidiary EPI into Cenit. The merger was completed on December 19, 2014, adding Ps. 1 billion in assets to Cenit. As a result of the merger, Cenit is now a direct wholly-owned subsidiary of Ecopetrol.

Under Colombia’s royalty system, the national, departmental and municipal governments share royalties received from all crude oil and natural gas production. For most of Ecopetrol’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to each contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol and private companies, it is customary for Ecopetrol to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system towards encouraging oil exploration in small- and medium-size fields. This law establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Legislative Act 40 of 2019 reformed the royalty system and established a new distribution allocation as follows: 37% for direct allocations; 28% for the Regional Development Fund and the Regional Compensation Fund; 8% for the Science, Technology and Innovation Fund; 10% for territorial pension savings; 14% for the Savings and Stabilization Fund; 1% for the Royalty Monitoring, Follow-up, Control and Evaluation System; 1% for the operation of the General Royalty System; 0.5% for the control of royalties from the exploitation of the deposits; and 0.5% for the municipalities of the Magdalena River and Canal del Dique. Of the total resources destined to the Regional Development and Regional Compensation Funds, 60% go to the Regional Compensation Fund and 40% to the Regional Development Fund. Of the total resources destined for direct allocations, 80% go to productive entities and 20% to river and seaports.

To address the country’s exploration and production needs, Colombia has modified the contractual regime governing the exploration, development and production of hydrocarbons on a number of occasions since its introduction in 1970. The exploration and production contracts entered into with Ecopetrol’s business partners set forth the production split, the length of the exploration and production terms, and royalty payments.

Ecopetrol conducts its exploration and production business through a variety of types of contractual arrangements with the Colombian government or with third parties. A general description of each type of contractual arrangement to which Ecopetrol was a party as of December 31, 2024 is set forth below.

Risk-Participation Contracts

Under these contracts, Ecopetrol assumes 20% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation in the future production and equal representation on the executive committee of the joint venture. As of December 31, 2024, Ecopetrol had no risk participation contracts in effect.

Association Contracts – (previously known as DIPAs)

The purpose of this type of contract, created by Decree 2310 of 1974, is the exploration of the areas covered by the contract, and the exploitation of hydrocarbons found in that area. This type of contract, together with E&P contracts and Special Contracts (Casabe, La Cira and Teca-Cocorná fields) which are described below, are the most significant in terms of the company’s production and proved reserves.

Under association contracts, the exploratory risk is assumed entirely by Ecopetrol’s contractual partner, the associate. If there is a discovery and Ecopetrol agrees that the relevant field is commercially viable, Ecopetrol will participate in the field’s development. A joint account will be created, and Ecopetrol and the partner will participate in the expenses and investments in the proportions established in the corresponding contract. Ecopetrol will reimburse the direct exploratory expenses incurred by the contractual partner in the proportions established by the contract.

If Ecopetrol does not believe that the relevant field is commercially viable, the partner has the right to execute on its own all activities considered necessary for the field’s exploitation as a “sole risk operation,” and to be reimbursed for a defined percentage of all investments for such sole risk operation in accordance with the corresponding contract. Every association contract provides for an executive committee that makes all technical, financial and operational decisions if Ecopetrol has agreed that a field is economically viable. All major decisions of this committee must be made unanimously by the parties.

The maximum term of an association contract is 28 years. The first six years of the contract are for the exploratory phase, and are extendible for one or two more years at the partner’s request. The remaining time is for the exploitation phase. As of December 31, 2024, Ecopetrol had two association contracts in effect.

Incremental Production Contracts – (previously known as SIPAs)

Ecopetrol enters into incremental production contracts to obtain additional hydrocarbon production beyond a base production curve that is established based on the proven reserves of a specific field or well. Under this type of arrangement, Ecopetrol owns 100% of the hydrocarbons defined by the base production curve. The incremental production (i.e., the hydrocarbon volume obtained beyond the basic production as a result of investment activities), will be owned by the parties to such incremental production contract in the proportions established by such contract.

The initial phase of an incremental production contract has a term of up to three years, in which the contractual partner executes an initial work program approved by Ecopetrol in order to gain the right (but not the obligation) to continue with the second phase. If Ecopetrol’s partner decides to continue with the project for the second phase (the complementary phase), it must inform Ecopetrol in writing no later than 90 days prior to the termination date of the initial phase and deliver a proposed development plan for each covered field.

The second phase is the production phase and has a maximum term of 22 years minus the length of the initial phase. Incremental production contracts provide for an executive committee that is responsible for taking all decisions in order to approve, control and supervise all operations that take place during the duration of the contract. These contracts also provide for a steering committee, which is responsible for the supervision of the execution of the work programs, the annual budget and other items.

Shared-Risk Production Contracts

Under these contracts, Ecopetrol remains as operator of the field and assumes responsibility for 50% of all investments and costs. Private companies submit bids to enter into agreements with Ecopetrol based upon the production percentage they will assign to Ecopetrol. The successful bidder has the right to enter into the shared risk contract with Ecopetrol. As of December 31, 2024, Ecopetrol had one shared risk production contract in effect.

Risk Service Production Contracts

Ecopetrol began using risk service production contracts in January 1998 to increase production through the use of new technologies in crude oil fields then operated by Ecopetrol’s partners. All investments in new technologies were made by its partners who received a previously specified fee per barrel. As of December 31, 2024, Ecopetrol had no risk service contracts outstanding.

Discovered Undeveloped Fields Contracts

Ecopetrol has entered into discovered undeveloped fields contracts to promote exploration by private companies of both undeveloped and inactive fields. Under these contracts, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a certain amount of production. As of December 31, 2024, Ecopetrol did not have any discovered undeveloped fields contracts in effect.

Ecopetrol invested approximately Ps. 156.9 billion in technological improvements in 2020. Among these improvements are: viability of water production as a profitable resource; the study of new technologies for the increase of recovery factor; the study of advanced materials from asphaltenes and their potential applications; the appropriation study of technologies for the energy transition; and investment for operation continuity, purchase and replacement of equipment laboratory and pilot plant 2021-2022. Each year, Ecopetrol presents to the National Council of Tax Benefits (Consejo Nacional de Beneficios Tributarios, or “CNBT”) its research, technology development projects and innovation initiatives, in order to obtain certifications for its science and technology investments. The CNBT certifies eligible science and technology investments, which are deductible from income tax upon execution and Ecopetrol is eligible for such tax benefit. The intangible assets of Ecopetrol are preserved through a technological value-generation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, and publications in specialized journals. As of December 31, 2024, Ecopetrol had filed more than 330 patent applications in the last 19 years, 14 of them in 2024. As of December 31, 2024, Ecopetrol held 138 patents in Colombia, the United States, Mexico, Argentina, Peru, Venezuela, Brazil, Russia, Nigeria, Indonesia, India, and Malaysia.

Current Joint Venture Contractual Regime

In 2004, the Government granted authority to the National Hydrocarbon Agency (“ANH”) to enter into exploration and production contracts under a different exploration and production contractual arrangement. Ecopetrol became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special rights. Decree Law 1760 of 2003 gave Ecopetrol the right to maintain in effect all contracts that the company had entered into prior to January 1, 2004, as well as to have absolute discretion as to whether or not such contracts would be extended after their stated termination dates. If Ecopetrol decided not to extend the contracts, the production rights and assets related to the relevant block would revert to Ecopetrol, and Ecopetrol would have the right, at no additional cost, to exploit the associated reserves indefinitely. Contracts entered into by Ecopetrol after January 1, 2004 that are not extended by ANH would revert to ANH and not to Ecopetrol.

In 2004, ANH introduced two new model contracts to replace the previously used joint venture contracts: the exploration and production contract and the technical evaluation agreement.

Exploration and Production Contracts. Under exploration and production contracts, the contractor, including Ecopetrol, undertakes all exploration and production activities. The contractor also assumes all risks and costs of exploration and is the sole owner of all production and assets involved in the exploration and production activities for the term of the contract. There is no partnership or joint venture between the contractor and ANH.

Technical Evaluation Agreements. The scope of the technical evaluation agreements is limited to exploration activities. Under this type of agreement, the contractor can evaluate a specific area and decide whether or not it will enter into an exploration and production contract. The contractor assumes all risks and costs of the activities and operations.

Ecopetrol entered into several agreements or “Convenios” with ANH in areas directly operated by Ecopetrol, where Ecopetrol holds total exploration and production rights up to the point when revenue from the well falls below the costs of operations set by the company (the “economic limit”).

When the joint venture contracts agreed before December 31, 2003 expire, Ecopetrol is required to enter into agreements with ANH pursuant to Article 2 of Decree 2288 of 2004. The purpose of these agreements is to define the terms and conditions under which Ecopetrol can exercise its exclusive right of exploration and production of hydrocarbons—granted by Decree Law 1760 of 2003—in the agreement area until the economic limit of the area covered by the contract has been reached.

Ecopetrol has entered into a number of exploration and production contracts with regional and international oil companies.

Unconventional Reservoir Projects

On February 28, 2020, the Government issued Decree No. 328 of 2020, establishing guidelines to perform advancements in pilot projects of integral research regarding unconventional reservoirs of hydrocarbons using the multistage hydraulic fracturing with horizontal drilling technique, among other provisions.

In December 2020, ANH and Ecopetrol executed a contract to collaborate on the Comprehensive Research Pilot Project Kalé. On February 11, 2021, the Ministry of Mines and Energy, the Ministry of the Interior, the Ministry of Environment and Sustainable Development and the ANH held an initial meeting with the local authorities and citizens of Puerto Wilches, Santander, where Project Kalé will be carried out, to discuss local concerns with respect to the project. After reports about threats made against environmental leaders in Puerto Wilches who opposed Project Kalé, the Ministry of Mines and Energy and Ecopetrol publicly announced their opposition to these threats and reiterated their emphasis on public dialogue about the project.

On June 4, 2021, ANH and ExxonMobil Exploration Colombia Limited entered into the Comprehensive Research Pilot Project Platero to perform scientific research in the area of the project to analyze, among others, its capacity to produce hydrocarbons. This project is the second unconventional reservoir project awarded by ANH and will be carried out in Puerto Wilches, Santander.

On June 11, 2021, ANH approved the alliance of Ecopetrol and ExxonMobil to develop hydrocarbon research pilot projects Kalé and Platero in Puerto Wilches, Santander. Ecopetrol will be the operator of the pilots.

On, July 8, 2021, local and national authorities and social leaders of Puerto Wilches, Santander, presented to the public the Comprehensive Research Pilot Project Platero to socialize the scope, purposes and roadmap of the project and its several components, and the technical, environmental and social features with which operating companies will need to comply.

On February 22, 2022, Ecopetrol held a virtual public meeting with respect to its Project Kalé. The meeting had originally been planned to be held in person, but had to be changed to a virtual meeting due to a group of people entering the meeting auditorium, kicking furniture and insulting those present.

On March 28, 2022, after evaluating the proposal for Project Kalé, including consideration of public input, an environmental impact study, and multiple field visits, the ANLA approved the commencement of Ecopetrol’s exploratory pilot project using hydraulic fracturing.

On April 21, 2022, a judge in Colombia suspended an environmental license granted to the hydraulic fracturing, or fracking, pilot projects, on the grounds that Afrowilches, a local Afro-Colombian group, had not been properly consulted. Ecopetrol was given 48 hours to initiate the corresponding actions and was ordered to consult the communities to reactivate the operation. On June 2, 2022, the Administrative Court of Santander repealed the sentence of the First Administrative Court of Barrancabermeja, which had suspended the licensing of projects Kalé and Platero.

On August 10, 2022, the Government, led by the Ministry of Mines and Energy, members of congress, socio-environmental organizations and the Colombia Alliance Fracking Free, among other representatives of civil society, filed a bill that would prohibit fracking in Colombia. The proposal would expressly prohibit the exploration and production of hydrocarbons from unconventional deposits as well as the subscription, addition or granting of contracts, concessions, licenses and environmental permits for these exploitations and fracking.

On October 20, 2022, the Government announced that more than 330 current contracts for the exploration and extraction of hydrocarbons would have guarantees for their continuity and execution.

On November 3, 2022, the Minister of Mines and Energy, Irene Vélez, reassured the public that the Government would not end all mining and oil exploration and extraction in Colombia including in regions such as the Magdalena Medio. Instead, the Government plans to facilitate an energy transition guaranteeing the reliability and stability of the energy system, including employment and economic resources in the sector.

On November 9, 2022, the Government, headed by the Minister of Mines and Energy, presented the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia”, in the context of the United Nations Conference on Climate Change COP27, in Egypt. The roadmap for the energy transition is designed to be built through technical analysis and existing regulations such as Law 2099 of 2021 and CONPES 4075 of 2022.

On November 16, 2022, during the “V Cumbre del Petróleo, Gas y Energía”, the Minister of Mines and Energy indicated that the Ministry established a technical committee together with ANH and the Colombian Oil and Gas Association, to analyze 380 existing contracts and identify bottlenecks for those that are halted due to public order, social conflict or environmental procedures, among other reasons. This review will be conducted in order to guarantee exploratory activities agreed to in the contracts and to support contracts in the development and production phases.

On November 28, 2022, under the leadership of the Ministry of Mines and Energy, Grupo Energía de Bogotá signed an agreement with the municipalities of Riohacha and Maicao, in the department of La Guajira, to install photovoltaic solar power systems that will help expand access to energy for 129 educational institutions and 362 community care units in these municipalities.

On December 12, 2022, the Special Assets Partnership (“SAE”) announced the signing of a memorandum of understanding with the Ministry of Mines and Energy and the National Mining Agency to improve supervision of the management of companies dedicated to the exploitation, refining and commercialization of mineral resources. The parties aim to promote investment and combat organized crime. Additionally, the parties are contemplating the creation of a state-owned mining company composed of the two gold trading companies that SAE has in its portfolio, CIJ GUTIERREZ and MEPRECOL, to buy gold within Colombia and sell it on the international market.

On January 20, 2023, at the World Economic Forum in Davos, Switzerland, the Minister of Mines and Energy, Irene Vélez, confirmed the Government’s commitment to the country’s transition from an economy dependent on fossil resources to a productive economy. The Minister highlighted that the country has a plan to increase gas and oil reserves to support this transition and guarantee energy self-sufficiency, and that work is being done to promote current projects. The Minister also reiterated that ANH reviewed the existing gas and oil exploration and exploitation contracts in Colombia and determined that they would guarantee the national supply of oil and gas at least through the year 2037.

On May 24, 2023, in its Report on Contingent Hydrocarbon Reserves and Resources, ANH stated that proven oil reserves increased from 2,039 million barrels reported in 2021 to 2,074 million barrels in 2022. In 2022, oil production totaled 275 million barrels, resulting in a proven oil reserves/production ratio of 7.5 years. At the end of 2022, proven natural gas reserves stood at 2.82 trillion cubic feet, a decrease of 0.35 trillion cubic feet compared to 2021. In 2022, natural gas production amounted to 0.39 trillion cubic feet, resulting in a proven natural gas reserves/production ratio of 7.2 years.

On May 24, 2024, in its annual report on Contingent Hydrocarbon Reserves and Resources, ANH stated that proven oil reserves amounted to 2,020 million barrels reported in 2023. In 2023, Colombia maintained the proven oil reserves/production ratio above seven years. Exploratory activity continues, with 53% of all exploratory wells drilled in the last four years having been done between August 7, 2022, and December 31, 2023. At the end of 2023, proven natural gas reserves stood at 2.37 trillion cubic feet.

On August 5, 2024, Ecopetrol confirmed the discovery of a large natural gas supply in the deepwater Uchuva-2 well located 19 miles off the northern coast of Colombia which could potentially bolster the country’s energy security. The well is being drilled by a consortium composed of Ecopetrol and Brazilian state-owned oil company Petrobras with 55.6% and 44.4% ownership shares, respectively.

On October 3, 2024, the Government, through the Ministry of Mines and Energy and Ecopetrol Group, confirmed the discovery of gas in the Sirius project, formerly known as Uchuva-2, with a potential of nearly 6 cubic terafeet, which represents approximately 2.5 times the country’s current gas reserves, estimated at 2.3 cubic terafeet as of the end of 2023. The gas well is located in the Tayrona Block, approximately 31 km from the coast, and is operated by Petrobras, which holds a 44.44% stake, while Ecopetrol holds a 55.56% stake.

On March 10, 2025, Ecopetrol and the Brazilian company Petrobras International Braspetro B.V. – Colombia branch, reported the successful outcome of new formation tests on the Sirius-2 off-shore well to verify its gas reserves. According to Ecopetrol, the formation test, which is a regular process in drilling projects, evaluated approximately 100 meters of the reservoir, confirming good potential. Samples were collected from the test and will later be analyzed.

On April 10, 2025, Ecopetrol and Petrobras International Braspetro B.V. – Colombia Branch – announced the successful completion of formation testing at the Sirius-2 well, marking a key milestone in the project’s evaluation phase. Gas extraction from the reservoir is expected to begin by the end of 2029 and is projected to contribute significantly to Colombia’s energy transition. The project, which began in 2022 with the discovery made by the Sirius-1 well, is being developed by a consortium composed of Ecopetrol, which holds a 55.5% stake, and Petrobras, which acts as the operator and holds the remaining 44.4%.

On May 27, 2025, in its annual report on Contingent Hydrocarbon Reserves and Resources, ANH stated that proven oil reserves amounted to 2,035 million barrels reported in 2024. In 2024, oil production totaled 283 million barrels, resulting in a proven oil reserves/production ratio of 7.2 years. At the end of 2024, proven natural gas reserves stood at 2.06 trillion cubic feet, a decrease of 0.31 trillion cubic feet compared to 2023. In 2024, natural gas production amounted to 0.35 trillion cubic feet, resulting in a proven natural gas reserves/production ratio of 5.9 years.

On June 6, 2025, Ecopetrol offered 132 Gbtud (gigabritish thermal units per day) of natural gas for sale, representing approximately 93% of the energy required for domestic consumption over the next three years. Firm-sale gas will be offered to the market during the commercialization process taking place in June and July 2025, with deliveries scheduled from December 1, 2025, through November 30, 2029. The imported gas being offered represents a new source of supply to meet domestic demand ahead of the entry of offshore production projects.

On September 1, 2025, Ecopetrol issued a statement regarding the company’s potential involvement in regasification projects. Contrary to the information published by some news outlets, Ecopetrol has not instructed, suggested or requested its subsidiary Hocol or any of its collaborators, to advance processes related to regasification projects. Ecopetrol is conducting market surveys to determine the availability, technical characteristics and feasibility of floating regasification plants. Neither the location, size, technology, nor the selection process has been decided upon.

Between 2013 and 2016, Ecopetrol issued bonds in the international capital markets in an aggregate principal amount of $7.7 billion for general corporate purposes, including capital expenditures. No bonds were issued between 2017 and 2019. In April 2020, Ecopetrol issued $2.0 billion in bonds for general corporate purposes, including capital expenditures. In January 2023, Ecopetrol issued $2.0 billion in bonds for general corporate purposes, including capital expenditures. In July 2023, Ecopetrol issued $1.5 billion in bonds for general corporate purposes, including capital expenditures.

In January 2024, Ecopetrol issued $1,850,000,000 in bonds. The net proceeds of the issuance were used to purchase Ecopetrol’s outstanding 4.125% Notes due 2025 tendered pursuant to a concurrent tender offer and finance related expenditures. In October 2024, Ecopetrol issued $1,750,000,000 in bonds. The net proceeds of the issuance were used to purchase Ecopetrol’s outstanding 5.375% Notes due 2026 tendered pursuant to a concurrent tender offer and finance related expenditures.

As of December 31, 2024, Colombia’s proven crude oil reserves totaled approximately 2,035 million barrels and Colombia’s proven gas reserves totaled an estimated 2.1 trillion cubic feet. The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

	2020	2021	2022	2023	2024
Crude Oil (millions of barrels)	1,816	2,039	2,073	2,020	2,035
Natural Gas (trillions of cubic feet)(2)	2.9	3.2	2.8	2.4	2.1

Notes:

1:

“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol has the sole right of development, Ecopetrol estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol estimates its share of reserves that are to be developed pursuant to joint venture contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol’s petroleum engineers.
2:	Corresponds to gas with concrete commercial viability.

Source: ANH

Colombia’s proven energy reserves in 2024 included approximately 485.9 million tons of coal, 2,019 million barrels of crude oil and 2.4 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes.

Beginning in 2002, exploration activity has generally increased as a result of higher investments in operations by Ecopetrol , as well as reforms to the standard terms of exploration and production contracts (as discussed above) that have attracted investors. The drilling of exploration oil wells generally increased from 2009 to 2012 but decreased slightly in 2013 and 2014. In 2015, the number of oil wells drilled decreased to 25. In 2016, the number of oil wells drilled decreased to 21. In 2018, the number of oil wells drilled increased to 48. In 2019, the number of oil wells drilled decreased to 7. In 2020, the number of wells drilled increased to 16. In 2022, the number of wells drilled increased to 28. In 2023, the number of wells drilled decreased to 26. In 2024, the number of wells drilled decreased to 15.

Production of crude oil in Colombia decreased from an average of 787 thousand barrels per day in December 2023 to 755 thousand barrels per day in December 2024. Ecopetrol production accounted for approximately 491.4 thousand barrels per day or 63.6% of the total crude oil production of Colombia in 2024.

The value of Colombia’s exports of crude oil and derivatives in 2024 totaled approximately $15.0 billion, a 5.1% decrease compared to $15.8 billion in 2023. The average export price of crude oil for the Ecopetrol Group (Ecopetrol S.A. and its subordinate companies, affiliates and subsidiaries) was $73.4 per barrel in 2024, $73.2 per barrel in 2023, $91.0 per barrel in 2022, $66.8 per barrel in 2021, $34.4 per barrel in 2020, $58.7 per barrel in 2019 and $63.2 per barrel in 2018. Ecopetrol’s average daily volume of exports of crude oil was estimated at 435.9 thousand barrels per day in 2024, compared to 414.9 thousand barrels per day in 2023.

Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol while others are owned jointly with joint venture partners or other companies, transport oil and gas owned by Ecopetrol, joint venture partners and concession operators. The 836-kilometer OCENSA pipeline, a joint venture among Ecopetrol, joint venture partners and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua and other nearby fields to the port of Coveñas. A subsidiary of Ecopetrol, Oleoducto Bicentenario, is in the second phase of construction of the Araguaney-Coveñas pipeline, which is expected to be the longest of its kind in Colombia. The first phase of the construction, which was completed in 2014, permits the transportation of at least 110 thousand barrels per day, with a pipeline of 230 kilometers in length and a diameter of 42 inches, connecting Araguaney to Banadía.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years. Colombia has three main natural gas production fields, Guajira, Cusiana and Cupiagua. The majority of Colombia’s natural gas is produced by joint ventures. In the Guajira field, Ecopetrol has partnered with Chevron. In the development of the Cusiana field, Ecopetrol’s partners are Equión and Sinochem Petroleum Exploration and Production. Ecopetrol directly operates the Cupiagua field, including the Cupiagua gas plant, which is connected with the Cusiana field through the Cupiagua-Cusiana gas pipeline. Of Colombia’s total natural gas production as of December 31, 2024, 7.2% was supplied from the Guajira field, 14.4% from the Cusiana field, 31.9% from the Cupiagua field and the remaining 46.5% from fields located in other regions.

The Tauramena joint venture expired on July 3, 2016. The Tauramena block is part of the Cusiana unified exploitation plan wherein as a consequence of the termination of the Tauramena joint venture Ecopetrol’s participation increased from 63.4% to 97.8%. Ecopetrol assumed the operation of the Cusiana unified exploitation plan upon the termination of the Tauramena joint venture.

In 2024, Ecopetrol’s gross gas production decreased by 8.4% to 118.3 thousand boepd from 129.2 thousand boepd in 2023, primarily due to reduced production in the Cupiagua and Cusiana field. In 2009, Ecopetrol continued its investments directed at increasing gas supply by investing in gas treatment plants and the Cusiana Liquefied Petroleum Gas (LPG) plant.

In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline was to send 450 million cubic feet of natural gas per day from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first four years of service. At the end of that period, the pipeline’s flow was to be reversed with Venezuela supplying 150 million cubic feet of gas per day to Colombia from 2012 to 2028. The construction of the pipeline began on July 8, 2006 and was inaugurated on October 12, 2007. As of December 31, 2024, Ecopetrol’s main pipelines included Caño Limón-Coveñas, Oleoducto de Alto Magdalena, Oleoducto de Colombia, Oleoducto Central-Ocensa, Oleoducto de los Llanos and Oleoducto Bicentenario de Colombia.

In 2015, eight new pilot projects were initiated with the aim of increasing the recovery factor through water injection and chemical injection, meeting the pilot projects goal that was originally set for the year. These pilot projects were developed in the following fields: Provincia, Tisquirama, Llanito, Chichimene, Castilla, Suria and Caracara. In 2016, Ecopetrol prioritized opportunities within its recovery factor increase program, keeping 18 active pilot projects in operation and developing an additional project. From the current pilot projects, 12 have resulted in an increase in production. Among these were pilot projects in the Castilla and Chichimene fields.

Construction

In 2020, the construction sector contracted by 29.6%. In 2021, the construction sector grew by 4.3%. In 2022, the construction sector grew by 6.6%. In 2023, according to provisional figures, the construction sector contracted by 3.1%. In 2024, according to preliminary figures, the construction sector grew by 1.9%. In the second quarter of 2025, according to preliminary figures, the construction sector decreased by 3.6% compared to the same period in 2024.

Services

In 2020, activity in the services sector decreased by 4.9% in real terms. In 2021, the services sector grew by 11.7%. In 2022, the services sector grew by 7.5%. In 2023, the services sector grew by 2.1%. In 2024, the services sector grew by 2.0% and accounted for 61.5% of GDP.

The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2020	2021	2022(1)	2023(1)	2024(1)
Transportation, Storage, Retail, Restaurants and Hotels	26.6%	28.7%	29.9%	28.2%	28.0%
Information and Communications	4.9%	5.0%	5.2%	5.2%	5.0%
Financial Services	8.7%	8.1%	8.0%	8.5%	8.4%
Housing	16.6%	15.2%	14.4%	14.4%	14.4%
Professional, scientific and technical activities	11.8%	11.6%	11.6%	11.6%	11.3%
Public Administration and Defense, Social Health and Education, Domestic Services	27.1%	26.4%	24.8%	25.5%	25.8%
Recreation, Cultural, Sports and Other Services	4.3%	5.1%	6.1%	6.6%	7.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Provisional figures.
2:	Preliminary figures.

Source: DANE.

The transportation, storage, retail, restaurants and hotels sub-sector increased 1.4% in real terms in 2024, compared to a decrease of 3.6% in 2023, and accounted for 17.2% of GDP in 2024. According to preliminary figures, in the second quarter of 2025, the transportation, storage, retail, restaurants and hotels sub-sector grew 5.3%, compared to an increase of 0.6% in the same period of 2024. The financial services sub-sector grew by 0.4% in real terms in 2024, compared to growth of 8.9% in 2023, and accounted for 5.2% of GDP in 2024. According to preliminary figures, the financial services sub-sector increased by 2.8% in real terms in the second quarter of 2025, compared to an increase of 1.4% in the same period of 2024. The information and communications sub-sector contracted by 0.8% in real terms in 2024, compared to an increase of 1.8% in 2023, and accounted for 3.1% of GDP in 2024. According to preliminary data, the information and communications sub-sector grew 2.9% in the second quarter of 2025, compared to a decrease of 1.6% in the same period of 2024.

With respect to the transportation, storage and communications sub-sector, as of December 31, 2024, there were approximately 205,581 km of roads in Colombia. Approximately 8.8% (18,160 km) consisted of primary roads, 22.0% (45,137 km) of secondary roads and 69.2% (142,285 km) of tertiary roads. Primary roads are generally administered by the national government through the Instituto Nacional de Vías (National Institute of Roads, or “INVIAS”), secondary roads are administrated by departments and tertiary roads are administrated by municipalities.

Colombia had 13.9 telephone lines in service per 100 inhabitants on December 31, 2019, 14.8 telephone lines in service per 100 inhabitants on December 31, 2020, 14.4 telephone lines in service per 100 inhabitants in December 31, 2021, 14.7 telephone lines in service per 100 inhabitants as of December 31, 2022, 13.9 telephone lines in service per 100 inhabitants as of December 31, 2023 and 11.9 telephone lines in service per 100 inhabitants as of December 31, 2024. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB” owned by the capital district of Bogotá) and Orbitel, (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones.

The Government has made cellular telephone service subject to private sector participation and competition. In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Movil. According to the Ministry of Communications, there were approximately 41.2 million mobile telephones in use at year-end 2009. At year-end 2010, there were 44.5 million mobile telephones in use in Colombia. As of the fourth quarter of 2020, there were 67.7 million mobile telephones in use in Colombia, a 2.1% increase from the same quarter in 2019. As for the fourth quarter of 2022, there were 80.8 million mobile telephones in use in Colombia, a 7.6% increase from the same quarter in 2021. As of the fourth quarter of 2023, there were 87.4 million mobile telephones in use in Colombia, an 8.1% increase from the same quarter in 2022. As of the fourth quarter of 2024, there were 92.1 million mobile telephones in use in Colombia, a 5.3% increase from the same quarter in 2023.

In the fourth quarter of 2024, the number of internet broadband connections reached a total of 49.4 million broadband subscribers, a 4.2% increase from the same quarter in 2023.

Electricity, Gas and Water

In 2024, 65.5% of electric energy consumption in Colombia was derived from hydroelectric generated sources, while 30.4% was derived from thermally generated (gas and coal) sources and the remaining 4.1% was derived from other sources. In addition, it is estimated that Colombia has a net effective capacity (maximum net power a plant can deliver, calculated as installed capacity minus internal consumption) of approximately 21,424 megawatts of electric power. In 2024, the output of the utility sector (electricity, gas and water) increased by 1.9% in real terms and accounted for 3.0% of GDP. According to preliminary figures, the output of the utility sector (electricity, gas and water) increased 0.9% in the second quarter of 2025, compared to an increase of 2.2% in the same period of 2024.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol sponsored two significant projects consisting of a total of 1,350 kilometers of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 kilometers of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. In February 2007, Transportadora de Gas Internacional S.A. ESP (“TGI”) acquired ECOGAS. TGI, a subsidiary of Empresa de Energía de Bogotá, operates and maintains the most extensive network of pipelines in Colombia, transporting natural gas in the “interior system” through a network that extends from La Guajira to Cauca Valley and from the Eastern Plains to Huila and Tolima and several departments across the Andean region.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. in 1997. As of December 2016, 46.3% of Colombia’s total power generation capacity was privately held, while 53.8% continued to be state-owned, of which 30.9% is purely state-owned generation and the other 22.9% is of mixed ownership. On January 13, 2016, the Government sold 100% of its ownership interests in Isagen, the power generation company. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2022, public and private participation in electricity transmission was as described in the following table:

Enterprise	Participation (%)
Intercolombia	50.39
GEB	19.91
ISA	11.92
EPM	7.31
TRANSELCA	6.64
CELCIA	1.73
ESSA	1.03
DELSUR	0.54
DISTASA	0.22
CENS	0.14
EBSA	0.13
CHEC	0.04
TOTAL	100.00

Source: Intercolombia

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure, cargo ports, airports and roads.

The Government is in the process of implementing 30 public private partnerships as a part of the Fourth Generation (“4G”) program, in order to improve the domestic road network in the departments of Antioquia, Bolivar, Cundinamarca, Caldas, Cauca and Santander as well as in the Caribbean Coast and Llanos regions. The objective of these projects is to modernize the country’s road infrastructure, making it more competitive and boosting economic development. In accordance with Law 1508 of 2012, the Government divided the projects in two groups: public initiatives (with three phases) and private initiatives. The first public initiative phase consists of nine highways that are projected to cover 1,117 kilometers and representing an investment of Ps. 13.1 trillion. The second public initiative consists of nine highways that are projected to cover 1,815 kilometers and representing an investment of Ps. 14.3 trillion. The third public initiative consists of two highways that are projected to cover 6,195 kilometers, representing an investment of Ps. 2.6 trillion. In addition, there are nine public-private partnerships that were initiated by private partners that are projected to cover 2,092 kilometers and represent an investment of Ps. 12.1 trillion. As of April 30, 2025, 34 projects had reached financial closing. The financing sources for these projects included commercial banks (53%), development banks (24%), capital markets (12%), and institutional investors (11%). Also as of April 30, 2025, 32 out of 37 projects had begun construction, of which 24 had completed over 50% of the work, and 15 had completed construction entirely.

In December 2020, the Government announced, through the Agencia Nacional de Infraestructura (National Infrastructure Agency, or “ANI”), that it was working on structuring Fifth Generation (“5G”), projects seeking to encourage job creation, boost the regional economy and better connect Colombian citizens. The 5G projects are divided into two waves. The first wave comprises 15 projects: eight highways, four airport, two related to navigability and one rail. The second wave of 5G projects, includes Terminación Ruta del Sol 1, Calarcá – La Paila, Popayán – Pasto, Sistema Aeroportuario de Bogotá – SAB 2050, Campo de Vuelo and IP Dragado de Buenaventura. These projects seek to transform the country’s connectivity and infrastructure for the next 100 years. According to the estimates made by the Fundación para la Educación Superior y el Desarrollo (Fedesarrollo), when the demand for civil works grows by Ps. 1 billion, on average, about 28,204 jobs are generated. As of May 31, 2025, there were eight 5G projects in the execution stage, including the La Dorada-Chiriguaná railway corridor, and six of them had financing closing.

On April 30, 2025, ANI and the Central Railway Line concession signed a ten-year concession contract in La Dorada, Caldas, for the Public-Private Partnership of the La Dorada-Chiriguaná railway corridor. The contract includes the rehabilitation and improvement of the railway infrastructure, as well as the construction of the necessary logistics infrastructure to enhance and consolidate rail freight transport between La Dorada, Caldas, and Chiriguaná, in the department of Cesar. It also aims to connect with the northern section concessioned to Ferrocarriles del Norte de Colombia, Fenoco S.A., and includes the commissioning, operation, and maintenance of the rolling stock, which remains the responsibility of the Government.

Since 2010, the Ministry of Information Technologies and Communications, through the Connectivity Directorate (formerly the Compartel program), has undertaken a project with the goal of providing access points to the internet, called Vive Digital Kiosks, to the population in rural or remote areas with more than 100 people. The project aims to promote and increase the use of information and communication technology through better equipment, faster connection speeds and workshops designed for children, youth and adults of all ages to be better attuned to the digital world.

The project consists of the following three phases:

•

The first phase was aimed at ensuring: (i) the provision of telecommunication services in community access points that were originally provided by the Compartel program, which ended its operations on March 30, 2013; (ii) that 70% of the targeted population centers have a community access point to the internet; and (iii) that community access points are installed in national parks. The first phase concluded during the first quarter of 2016.

•	The second phase sought to ensure that all targeted population centers had an access point to the internet. The Government provided 5,524 digital kiosks throughout all the departments of the country.

•

In the third phase of the project, 1,231 digital kiosks were installed to continue the policy of universal access of information and communications technology to rural and remote areas of the country in the areas historically serviced by the digital kiosks in the first phase.

In 2006, Ecopetrol selected Glencore AG as its strategic partner in the development of a master plan with respect to its refinery in Cartagena. In accordance with the master plan, Refinería de Cartagena S.A. (“Reficar”) was incorporated and began operations on April 1, 2007. Simultaneously with the incorporation of Reficar, Ecopetrol transferred all of the refinery’s assets to Reficar in exchange for a 49.0% interest. On August 19, 2008, the Government granted special treatment to the expansion of the Cartagena refinery project. In 2009, as a result of financing difficulties experienced by Glencore AG which were making it challenging to develop the master plan, Ecopetrol entered into a memorandum of understanding with Glencore AG pursuant to which it acquired in an indirect interest in all of Glencore AG’s interest in Reficar.

After seven years of construction work, Reficar initiated the operations of 34 operating units in July 2016. Reficar’s new and expanded processing capacity was estimated to exceed 150 thousand barrels of crude oil per day with a high value product conversion factor of 97.5%. In September 2016, the operation of the new refinery was formally transferred to Ecopetrol under an operation and maintenance agreement that leverages Ecopetrol’s existing refining capabilities while keeping Reficar as an independent manager and owner of the assets. Following full start-up of the refinery, the focus was on stabilization of the production process and the execution of performance tests of each individual unit of the refinery. A reliability test of the refinery as a whole was completed on December 5, 2017.

On March 13, 2017, the Contraloría General de la República opened an inquiry into corruption allegations associated with the refinery upgrade. The inquiry was focused on members of the former and the current boards and employees of Ecopetrol and Reficar and certain subcontractors hired to upgrade the refinery. On June 6, 2018, the Contraloría General de la República found that Reficar and 20 former and current employees and directors were responsible for approximately $2.4 billion in losses due to failed investments during the expansion of the refinery.

Reficar’s 2024 financial results reflected sales of $6,000 million compared to sales of $7,051 million in 2023. Reficar’s profit margin was $9.40 per barrel in 2024. Exports to international markets represented 21.0% of total sales during 2024.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2024, the most important state-owned non-financial companies included Ecopetrol and Medellín’s urban transit system (the “Medellín Metro”).

The following table sets forth selected financial data for certain non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2024(1)	Total Liabilities on Dec. 31, 2024(1)	Net Profits for 2024(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2024
	(millions of U.S. dollars)
Ecopetrol	$68,345	$43,403	$3,387	$0
Medellín Metro	$1,629	$1,967	$38	$0

1:	Audited. Converted into U.S. dollars at the rate of Ps. 4,409.15/$1.00, the representative market rate on December 31, 2024.

Source: Directorate of Banking Investment – Ministry of Finance

Ecopetrol

Ecopetrol is the national oil company and is responsible for promoting and developing Colombia’s oil industry.

Ecopetrol reported a net profit of approximately Ps. 14.9 trillion in 2024, compared with a net profit of approximately Ps. 19.1 trillion in 2023, The reduction in Ecopetrol’s profit is mainly explained by the reduction in the prices of oil. Ecopetrol contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol’s total direct contribution to governmental revenues was Ps. 40.3 trillion in 2024 compared to Ps. 58.3 trillion in 2023. The principal sources of Ecopetrol’s contribution to public sector revenues during 2024 were approximately Ps. 10.1 trillion in royalties, Ps. 11.3 trillion in dividends paid with respect to profits earned in 2023 and Ps. 11.3 trillion in income taxes. For further information on Ecopetrol, see “—Principal Sectors of the Economy—Mining and Quarrying” above.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá Ltda. (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín, each of which owns 50% of the entity’s shares. The first line of the Medellín Metro became operational in November 1995. In 2024, the Medellín Metro was responsible for transporting 308.3 million passengers. The Aburrá Valley Mass Transit Corporation continued on a path to environmentally sustainable mobility, with the goal of improving the quality of life of its users by various initiatives, including use of clean fuels, lowering emissions, building public spaces and improving the efficiency of its schedules as provided for in its Strategic Plan 2016-2020.

Medellín Metro registered a net profit of Ps. 167.5 billion in 2024 compared to a net profit of Ps. 298.6 billion in 2023.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are FDN (formerly, Financiera Eléctrica Nacional (“FEN”)), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FDN is primarily intended to promote, finance and support investment by companies or projects for infrastructure development in Colombia in different sectors of the economy. Bancoldex’s principal activity is to provide long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing financial programs for the agricultural sector. The accounts of FDN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

The following table sets forth the total assets, total liabilities and total external debt guaranteed by the Republic for principal state-owned financial institutions as of December 31, 2024, as well as their net profits for 2024.

Principal State-Owned Financial Institutions

	Total Assets as of December 31, 2024(1)	Total Liabilities as of December 31, 2024(1)	Net Profit for 2024(1)	Total External Debt Guaranteed by the Republic as of December 31, 20241)
	(millions of U.S. dollars)
State-Owned Banks
Banco Agrario	8,765	8,084	682	0
Commercial Financing Companies
Bancoldex Leasing	0	0	0	0
Special State-Owned Institutions	27,795	16,256	11,539	917
Bancoldex	2,014	1,642	373	255
FINDETER	3,688	3,318	370	384
FDN	1,945	1,497	448	0
Finagro	4,339	4,057	282	0
Icetex	2	0	2	278
FONADE	219	178	41	0
FOGAFIN	8,641	710	7,930	0
Fondo Nacional del Ahorro	3,316	2,487	829	0
FOGACOOP	310	18	292	0

	Total Assets as of December 31, 2024(1)	Total Liabilities as of December 31, 2024(1)	Net Profit for 2024(1)	Total External Debt Guaranteed by the Republic as of December 31, 2024(1)
	(millions of U.S. dollars)
FNG	1,395	495	900	0
Caja de Vivienda Militar	1,926	1,855	72	0
Total	$36,561	$24,340	$12,221	$917

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 4,409.15/$1.00, the representative market rate on December 31, 2024.

Source: Financial Superintendency and financial statements of each company as of and for the year ended December 31, 2024.

Privatizations and Concessions

The following table lists the entities privatized since 2013, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds (millions of U.S. dollars)
ISAGEN(1)	2015-2016	$2,063
ISA	2021	$3,673

1:	The value has been translated into dollars at a rate of Ps. 3,149.7/$1.00, which was the exchange rate on December 31, 2015.

Sources: Consejo Superior de Política Fiscal (Council of Fiscal Policy) and IFI, Subdirección de Banca de Inversión—Ministerio de Hacienda y Crédito Público.

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits consumers to purchase shares in those companies in installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must first be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors. For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market for cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local telephone services.

As part of its fiscal strategy for the 2019-2022 period, the Republic is considering strategic divestment of public assets. The Republic is a shareholder in 105 companies with a participation worth approximately Ps. 79 trillion.

Isagen

In 2000, the Government focused on the financial restructuring of Isagen in order to be able to offer it to potential buyers. On February 26, 2007, the Government authorized the sale of 19.2% of the shares of Isagen. On August 3, 2007, the Government announced that it had completed the sale of such shares to the public. Following the sale, the Government owned 57.7% of the shares of Isagen.

On July 30, 2013, the Government announced its intention to sell its remaining interest in Isagen (57.7% of the total shares of Isagen). On January 13, 2016, the Government sold 100% of its remaining interest in Isagen. The winning bidder in the auction process was the Canadian investment fund, Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale would be used to finance part of the 4G roadway infrastructure projects. To this end, the Government approved the use of Ps. 1 trillion of the sale proceeds to capitalize the FDN in order to support the financing of the 4G road projects.

Ecopetrol’s purchase of ISA

In 2018, the Ministry of Finance and Public Credit of Colombia initiated a thorough analysis to maximize the value of its portfolio of State-Owned Enterprises. Among the different strategies that the Ministry carried out to improve its portfolio, in 2021, the Government agreed with Ecopetrol to sell 569,472,561 shares of Interconexión Eléctrica S.A. ESP (“ISA”), equivalent to 51.4% of its outstanding shares, which represented 100% of the Government’s stake in ISA. Ecopetrol finalized the purchase of a majority stake in electricity transmission company ISA from the Government for $3.67 billion. This sale allowed the Government to fund new social expenditures and balance the devastating consequences of the COVID-19 pandemic. The Government maintains its position as the controlling shareholder of Ecopetrol and receives dividends from ISA through Ecopetrol. For this reason, this transaction is considered a portfolio restructuring rather than a privatization.

Colombia Telecomunicaciones S.A. ESP

Colombia Telecomunicaciones S.A. ESP is a full-service telecommunications provider offering a range of integrated telecommunications services including fixed-line, mobile, data transmission (including broadband access and value-added services) and subscription television services throughout Colombia. It is the second-largest integrated telecommunications provider in Colombia in terms of subscribers and mobile services.

On December 20, 2005, Colombia Telecomunicaciones S.A. ESP announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica of Spain purchased more than 50% of the company’s shares for Ps. 853.6 billion (approximately $369 million) in an auction process. The remaining capital of Colombia Telecomunicaciones S.A. ESP continued to be held by the Government. As a result of the recapitalization, Colombia Telecomunicaciones S.A. ESP became a private company and accordingly was no longer subject to regulation as a public sector entity.

In April 2011, the board of directors of Colombia Telecomunicaciones S.A. ESP approved the merger of the company with Telefónica Móviles de Colombia. In April 2012, the shareholders of the company approved the merger. The merger took place in the second half of 2012, reducing the Government’s participation in the company from 48% of total shares to 32.5% of total shares while Telefónica holds 67.5%. The merger was structured as part of a strategy to strengthen the financial condition of Colombia Telecomunicaciones S.A. ESP and to create one of the largest integrated telecommunications operators in Colombia. Colombia Telecomunicaciones S.A. ESP offers all of its telecommunication services under the brand Movistar.

As of October 2, 2024, the Ministry of Finance continued to hold 32.5% of the shares of Colombia Telecomunicaciones S.A. ESP. In 2024, Colombia Telecomunicaciones S.A. ESP registered net loss of approximately Ps. 469.9 billion, compared to net loss of Ps. 689.7 billion in 2023.

Environment

By virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, Colombia has one of the most complex and diverse ecological and biological systems in the world. According to the World Wildlife Fund, Colombia is the most biodiverse country per square kilometer in the world. There are more bird, amphibian, butterfly and frog species in Colombia than anywhere else in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources, and production methods directed at short-term productivity have been used without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry had as its objective to increase environmental regulations and create centralized national environmental policymaking.

Decree 216 of February 3, 2003 merged the Ministry of the Environment with the Ministry of Housing and established the Ministry of Environment, Housing and Regional Development. In 2011, the Ministry of Environment, Housing and Regional Development was reorganized, with some functions assigned to other government agencies and certain responsibilities retained by the renamed Ministry of Environment and Sustainable Development. The objective of the Ministry of Environment and Sustainable Development is to contribute and promote sustainable development through policies, plans, programs, projects and regulation related to the environment, natural renewable resources, land use, territorial organization, potable water, urban and regional development and housing.

Additionally, while increased economic growth has contributed significantly to improving the quality of life of many Colombians, it has been accompanied by environmental degradation and deepening of problems such as deforestation and water and air pollution. The Government, through the Ministry of Environment and Sustainable Development, has established strategic guidelines for environmental sustainability that include the protection of areas of special ecological relevance, the development of policies for conservation and recovery of biodiversity, the strengthening of management of water resources, the execution of a national policy on climate change, the reinforcement of institutions for improved risk prevention and immediate response to disasters and the development of strategies for environmental management in the agricultural and mining industries.

The Plan Nacional de Desarrollo approved in June 2015 included as one of the six strategies of the Government, Crecimiento Verde (Green Growth), a program promoting research, technological development and innovation for strengthening national and regional competitiveness with products and activities that contribute to sustainable development and growth with a low carbon footprint.

On June 16, 2017, Colombia’s Congress unanimously ratified the Paris Agreement to reduce greenhouse gas emissions.

Sovereign Green, Social and Sustainable Bond Framework

Pursuant to Article 4 of Law No. 2073 of 2020, the Ministry of Finance and Public Credit is responsible for establishing sovereign bond frameworks for sustainable development financing, including for the issuance of sovereign thematic bonds such as green bonds, social bonds, sustainable bonds, blue bonds, and other thematic bonds deemed suitable and related to expenditures included in the national budget to foster sustainable development.

On July 27, 2021, Colombia adopted the sovereign green bonds framework (the “Framework”) through Resolution No. 1687 of July 2021. The Framework is aligned with the ICMA Green Bond Principles of 2021 and establishes the procedures that Colombia will follow for the use of proceeds, evaluation and selection process, management of proceeds and reporting to investors of the expenditures included in the national budget associated with the issuance of the green bonds. Additionally, the Framework establishes the requirements to be classified as an eligible green expenditure, such as the contribution to at least one of the following environmental objectives: (i) climate change mitigation, (ii) climate change adaptation, (iii) natural resource conservation and management, (iv) biodiversity conservation, and (v) pollution prevention and control. The Framework was favorably evaluated by Vigeo Eiris, an independent rating and research agency, as being aligned with the ICMA Green Bond Principles of 2021.

On August 5, 2022, Colombia updated the Framework through Resolution No. 2063 of July 2022 to advance its sustainable financing strategy. The green component was modified in line with the Green Taxonomy of Colombia, and a social component was added. Thus, this amended Framework will guide the issuance of Colombia’s sovereign green, social, and/or sustainable bonds and establishes pre- and post-issuance procedures. The Framework establishes the following objectives and requirements to be classified as an eligible social expenditure: (i) poverty reduction, (ii) reduction of social inequalities, (iii) quality and access to essential services such as health and education, (iv) promotion of stable and lasting peace, (v) increasing social, labor, and productive inclusion, (vi) ending hunger and all forms of malnutrition, (vii) access to basic services and decent housing, and (viii) empowerment of women and girls and ending gender violence. The Framework also establishes certain target population groups including: (i) vulnerable populations such as children, adolescents and the elderly; (ii) migrants in vulnerable conditions; (iii) individuals with disabilities; and (iv) ethnic groups. The updated Framework was favorably evaluated by Moody’s ESG (previously Vigeo Eiris) as being aligned with the ICMA Green and Social Bonds Principles of 2021.

Eligible green expenditures and eligible social expenditures under the Framework may include the following Central Government expenditures: (i) investment in real assets (land, infrastructure, etc.), (ii) investment in intangible assets (research and development, human capital, and organization), (iii) specific projects and/or programs, (iv) operating expenditures (especially for agencies, institutes, units, companies, or local authorities that contribute to the country’s climate and environmental strategy or the design of social public policies), (v) transfers to finance or co-finance regional or local investment projects, (vi) debt servicing of green, social, and/or sustainable bonds, and (vii) any expenditure that can be used to implement Colombia’s environmental and climate policy or social policy.

Any project, asset or expenditure related to the following activities will not qualify as an eligible green or eligible social expenditure, though some of these activities are open to sources of financing other than sovereign green or social bonds:

1.	Exploration, production and distribution of fossil fuels, burning of fossil fuels as the only source of power generation, or nuclear power generation;

2.	Production or trade in any product or activity considered illegal under national or international laws or regulations, conventions and agreements Colombia is a party to;

3.	Deforestation or forest degradation;

4.	Alcohol, weapons, tobacco or gambling industries;

5.	Activities in protected areas or activities against indigenous rights; and

6.	Child labor or forced labor.

Employment and Labor

DANE changed its methodology for calculating labor market data starting from January 2021. The new approach intends to update DANE’s labor market surveys in line with the labor statistics regulatory framework of the International Labor Organization (ILO).

Colombia’s unemployment surveys are presented on a monthly basis and are based on a sample of 13 cities. The following table presents the results of unemployment surveys for 2020 through June 2025.

Employment Status in the Thirteen Largest Cities(1)

	2020
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,378	11,383	10,570		9,531		10,494		10,635		10,705		10,848	11,147	11,394	11,307	11,227

Employed (in thousands)(2)	9,848	10,012	9,088		7,208		7,848		7,892		7,960		8,658	9,048	9,422	9,512	9,439
Participation Rate (%)(3)	66.1	66.0	61.2		55.1		60.5		61.2		61.5		62.3	63.9	65.2	64.7	64.1
Unemployment Rate (%)(4)	13.4	12.0	14.0		24.4		25.2		25.8		25.6		20.2	18.8	17.3	15.9	15.9
Underemployment Rate (%)(5)	10.8	11.0	—	*	—	*	—	*	—	*	—	*	9.5	10.2	12.2	10.4	10.5

	2021(6)
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,098	11,357	11,314		11,169		11,226		11,334		11,146		11,203	11,174	11,084	11,247	11,116

Employed (in thousands)(2)	8,943	9,305	9,431		9,225		9,369		9,496		9,510		9,707	9,690	9,651	9,877	9,848
Participation Rate (%)(3)	63.3	64.7	64.4		63.4		63.7		64.2		63.1		63.3	63.1	62.5	63.4	62.6
Unemployment Rate (%)(4)	19.4	18.1	16.6		17.4		16.5		16.2		14.7		13.4	13.3	12.9	12.2	11.4
Underemployment Rate (%)(5)	8.0	7.6	7.3		7.0		7.9		7.8		7.6		7.7	7.6	6.8	6.2	6.0

	2022(6)
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,468	11,667	11,767		11,681		11,635		11,688		11,646		11,667	11,961	11,802	11,776	11,872

Employed (in thousands)(2)	9,767	10,183	10,280		10,390		10,352		10,317		10,333		10,404	10,711	10,634	10,704	10,587
Participation Rate (%)(3)	64.5	65.5	66.0		65.5		65.1		65.4		65.0		65.1	66.7	65.7	65.5	66.0
Unemployment Rate (%)(4)	14.8	12.7	12.6		11.1		11.0		11.7		11.3		10.8	10.4	9.9	9.1	10.8
Underemployment Rate (%)(5)	5.9	8.0	7.8		7.1		6.8		8.0		7.7		8.1	8.4	7.7	7.5	7.5

	2023(6)
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	11,794	11,756	12,056		11,920		11,883		12,059		12,163		12,055	12,115	12,143	12,254	12,087

Employed (in thousands)(2)	10,084	10,404	10,794		10,598		10,550		10,994		10,972		10,900	10,948	11,055	11,194	10,850
Participation Rate (%)(3)	65.5	65.2	66.8		65.9		65.7		66.6		67.1		66.4	66.6	66.7	67.3	66.3
Unemployment Rate (%)(4)	14.5	11.5	10.5		11.1		11.2		8.8		9.8		9.6	9.6	9.0	8.7	10.2
Underemployment Rate (%)(5)	7.2	7.7	7.7		8.1		7.3		7.9		8.0		8.4	8.0	7.7	7.9	7.2

	2024
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	12,034	12,156	12,280	12,201	12,305	12,298	12,313	12,377	12,201	12,308	12,327	12,207

Employed (in thousands)(2)	10,545	10,743	10,959	10,938	11,037	11,044	11,056	11,140	11,084	11,142	11,337	11,107
Participation Rate (%)(3)	65.9	66.5	67.1	66.6	67.1	67.0	67.0	67.2	66.2	66.7	66.7	66.0
Unemployment Rate (%)(4)	12.4	11.6	10.8	10.3	10.3	10.2	10.2	10.0	9.2	9.5	8.0	9.0
Underemployment Rate (%)(5)	7.8	7.9	7.4	8.1	8.2	7.8	7.5	7.1	8.2	8.3	7.4	6.8

	2025
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	12,154	12,384	12,499	12,232	12,377	12,366	—	—	—	—	—	—

Employed (in thousands)(2)	10,803	11,172	11,333	11,162	11,266	11,334	—	—	—	—	—	—
Participation Rate (%)(3)	65.7	66.8	67.4	65.9	66.6	66.4	—	—	—	—	—	—
Unemployment Rate (%)(4)	11.1	9.8	9.3	8.7	9.0	8.3	—	—	—	—	—	—
Underemployment Rate (%)(5)	7.4	7.0	7.0	6.4	6.7	7.7	—	—	—	—	—	—

1:

Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.

2:

To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week. The working age is 12 years and above.

3:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:

Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

6:	New methodology of labor market.
—*:

Due to the change in the Gran Encuesta Integrada de Hogares (GEIH) collection operation due to the COVID-19 pandemic, it was not possible to obtain underemployment information between the months of March and July 2020.

n.a.:	Not available.

Source: DANE.

The following table shows national employment statistics for 2020 through June 2025.

National Employment Status

,	2020
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	23,920	24,108	22,686		20,107		21,368		22,232		21,968		22,812	23,142	24,061	23,664	23,782

Employed (in thousands)(1)	20,701	21,019	19,696		15,988		16,673		17,705		17,374		18,833	19,372	20,384	20,372	20,473
Participation Rate (%)(2)	63.9	64.3	60.4		53.4		56.7		58.9		58.1		60.2	61.0	63.3	62.2	62.4
Unemployment Rate (%)(3)	13.5	12.8	13.2		20.5		22.0		20.4		20.9		17.4	16.3	15.3	13.9	13.9
Underemployment Rate (%)(4)	10.8	10.6	—	*	—	*	—	*	—	*	—	*	9.3	9.5	10.2	9.9	9.8

	2021(5)
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	23,176	23,884	23,564		23,377		23,573		23,517		23,483		23,614	23,491	23,958	24,040	24,178

Employed (in thousands)(1)	19,106	20,162	20,094		19,756		19,989		20,073		20,417		20,577	20,681	21,084	21,267	21,495
Participation Rate (%)(2)	60.7	62.5	61.6		61.0		61.4		61.2		61.1		61.3	60.9	62.1	62.2	62.5
Unemployment Rate (%)(3)	17.6	15.6	14.7		15.5		15.2		14.6		13.1		12.9	12.0	12.0	11.5	11.1
Underemployment Rate (%)(4)	8.0	7.4	7.0		7.7		7.9		7.9		7.6		7.8	7.2	7.8	7.4	7.6

	2022(5)
	Jan	Feb	Mar		Apr		May		Jun		Jul		Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	24,247	24,893	24,670		24,718		24,829		24,817		24,778		24,796	25,086	25,040	24,847	25,040

Employed (in thousands)(1)	20,696	21,681	21,680		21,957		22,185		22,023		22,055		22,160	22,389	22,606	22,486	22,468
Participation Rate (%)(2)	62.6	64.2	63.5		63.6		63.8		63.7		63.5		63.5	64.1	64.0	63.4	63.8
Unemployment Rate (%)(3)	14.6	12.9	12.1		11.2		10.6		11.3		11.0		10.6	10.7	9.7	9.5	10.3
Underemployment Rate (%)(4)	7.3	8.8	8.4		8.4		8.0		8.4		8.2		8.7	8.7	8.0	8.0	7.7

	2023(5)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	24,905	25,080	25,335	25,474	25,208	25,428	25,636	25,530	25,463	25,429	25,481	25,409

Employed (in thousands)(1)	21,492	22,233	22,794	22,742	22,567	23,052	23,182	23,161	23,107	23,082	23,186	22,864
Participation Rate (%)(2)	63.4	63.8	64.3	64.6	63.9	64.3	64.8	64.4	64.2	64.0	64.1	63.8
Unemployment Rate (%)(3)	13.7	11.4	10.0	10.7	10.5	9.3	9.6	9.3	9.3	9.2	9.0	10.0
Underemployment Rate (%)(4)	7.7	8.4	8.5	8.1	7.9	8.4	8.1	8.6	8.4	8.1	8.1	7.1

	2024(5)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	25,218	25,464	25,526	25,589	25,676	25,545	25,758	25,923	25,547	25,745	25,705	25,993

Employed (in thousands)(1)	22,025	22,493	22,645	22,865	23,030	22,922	23,203	23,418	23,213	23,393	23,605	23,621
Participation Rate (%)(2)	63.3	63.8	63.9	64.0	64.1	63.7	64.2	64.5	63.5	63.9	63.7	64.4
Unemployment Rate (%)(3)	12.7	11.7	11.3	10.6	10.3	10.3	9.9	9.7	9.1	9.1	8.2	9.1
Underemployment Rate (%)(4)	7.4	8.2	8.1	8.4	8.3	8.0	7.7	7.4	7.9	8.1	7.5	7.0

	2025(5)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	25,919	26,173	26,224	25,846	25,974	25,975	—	—	—	—	—	—

Employed (in thousands)(1)	22,903	23,469	23,702	23,576	23,627	23,753	—	—	—	—	—	—
Participation Rate (%)(2)	64.1	64.7	64.7	63.7	64.0	63.9	—	—	—	—	—	—
Unemployment Rate (%)(3)	11.6	10.3	9.6	8.8	9.0	8.6	—	—	—	—	—	—
Underemployment Rate (%)(4)	7.7	7.2	7.3	7.3	7.5	7.7	—	—	—	—	—	—

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force.
4:

Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

5:	New methodology of labor market.
—*:	Due to the change in the GEIH collection operation due to the COVID-19 pandemic, it was not possible to obtain underemployment information between the months of March and July 2020.
n.a.:	Not available.

Source: DANE.

National Quarterly Employment Rates by Gender (%)

	2020		2021(1)		2022(1)		2023(1)		2024(1)		2025(1)
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	42.3%	67.9%	38.7%	66.0%	42.6%	68.5%	44.3%	69.5%	44.2%	69.0%	45.8%	70.7%
Second Quarter	33.3%	56.7%	39.1%	65.9%	44.5%	69.9%	45.9%	70.5%	45.6%	69.9%
Third Quarter	35.9%	63.0%	40.1%	67.7%	45.1%	69.6%	46.9%	71.0%	46.3%	70.5%
Fourth Quarter	40.8%	67.6%	42.0%	69.2%	45.4%	70.6%	46.4%	70.5%	46.8%	70.9%

Source: DANE.

1:	New labor market methodology.

National Quarterly Employment Rates by Sector

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.5%	16.8%	17.9%	16.5%
Mining and quarrying	0.9%	1.4%	1.1%	0.8%
Manufacturing	10.7%	10.4%	10.9%	11.6%
Electricity, gas and water supply	1.2%	1.3%	1.1%	1.1%
Construction	6.8%	6.0%	7.0%	7.1%
Retail, hotels and restaurants	26.6%	25.8%	25.0%	25.9%
Transport, storage and communications	8.9%	8.8%	8.3%	8.5%
Financial intermediation	1.4%	1.7%	1.4%	1.3%
Real estate, renting and business activities	7.7%	7.8%	7.3%	7.5%
Community, social and personal services	20.2%	19.9%	20.0%	19.7%
Total	100.0%	100.0%	100.0%	100.0%

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.6%	15.4%	15.3%	15.0%
Mining and quarrying	1.1%	1.3%	1.2%	1.3%
Manufacturing	10.0%	10.3%	10.4%	10.1%
Electricity, gas and water supply	1.1%	1.3%	1.4%	1.2%
Construction	7.5%	7.2%	7.3%	7.2%
Retail, hotels and restaurants	24.9%	24.8%	24.6%	24.8%
Transport, storage and communications	8.6%	8.6%	9.0%	9.1%
Financial intermediation	1.8%	1.8%	1.9%	1.7%
Real estate, renting and business activities	8.7%	9.0%	9.1%	9.3%
Community, social and personal services	20.4%	20.2%	19.7%	19.9%
Total	100.0%	100.0%	100.0%	100.0%

	2022
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.7%	15.0%	14.5%	14.4%
Mining and quarrying	1.2%	1.3%	1.1%	1.6%
Manufacturing	10.6%	10.3%	10.7%	10.9%
Electricity, gas and water supply	1.5%	1.4%	1.5%	1.2%
Construction	7.2%	7.0%	7.0%	6.9%
Retail, hotels and restaurants	25.1%	24.4%	24.9%	24.5%
Transport, storage and communications	9.0%	9.3%	9.0%	8.7%
Financial intermediation	1.9%	1.8%	2.0%	1.9%
Real estate, renting and business activities	8.7%	8.6%	9.1%	9.1%
Community, social and personal services	20.2%	20.9%	20.2%	20.7%
Total	100.0%	100.0%	100.0%	100.0%

	2023
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.6%	14.6%	14.1%	14.2%
Mining and quarrying	1.0%	1.2%	1.0%	1.6%
Manufacturing	10.6%	10.6%	10.7%	10.3%

	2023
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Electricity, gas and water supply	1.4%	1.4%	1.4%	1.3%
Construction	6.8%	6.8%	7.0%	6.9%
Retail, hotels and restaurants	25.4%	24.8%	24.4%	24.7%
Transport, storage and communications	9.1%	9.3%	9.5%	9.1%
Financial intermediation	1.7%	1.9%	1.9%	1.9%
Real estate, renting and business activities	9.3%	8.9%	9.2%	9.4%
Community, social and personal services	20.0%	20.5%	20.8%	20.6%
Total	100.0%	100.0%	100.0%	100.0%

	2024
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.5%	14.3%	14.3%	13.9%
Mining and quarrying	1.1%	1.3%	1.1%	1.5%
Manufacturing	10.8%	10.8%	10.6%	10.6%
Electricity, gas and water supply	1.3%	1.2%	1.5%	1.3%
Construction	6.6%	6.8%	6.6%	6.7%
Retail, hotels and restaurants	24.8%	24.9%	24.8%	25.3%
Transport, storage and communications	9.2%	9.2%	9.2%	9.1%
Financial intermediation	1.9%	1.9%	1.7%	1.8%
Real estate, renting and business activities	9.2%	8.9%	9.3%	9,1%
Community, social and personal services	20.4%	20.5%	21.0%	20.6%
Total	100.0%	100.0%	100.0%	100.0%

	2025
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.6%
Mining and quarrying	1.3%
Manufacturing	10.9%
Electricity, gas and water supply	1.3%
Construction	6.9%
Retail, hotels and restaurants	25.2%
Transport, storage and communications	9.3%
Financial intermediation	1.8%
Real estate, renting and business activities	8.9%
Community, social and personal services	19.9%
Total	100.0%

Source: DANE. Calculations: Ministry of Finance.

In December 2020, the average unemployment rate in the 13 largest urban areas stood at 15.9%, compared to 11.0% for the same period in 2019. The retail, hotels and restaurants and community, social and personal services subsectors, the agriculture, hunting, forestry and fishing sector and the manufacturing sector accounted for the most employment. The months of March, April, May, June and July of 2020 registered a rapid increase of the unemployment rate due to the outbreak of the COVID-19 pandemic and the lockdowns and restrictions implemented to control the spread of the virus. From August 2020 onwards the unemployment rate started to decrease as a consequence of the staggered reopening of the Colombian economy and the programs implemented by the Government to stimulate the economy and the employment.

According to the new methodology, in December 2021, the unemployment rate in the 13 largest cities was 11.4%. In December 2022, the unemployment rate in the 13 largest urban cities was 10.8%. In December 2023, the unemployment rate in the 13 largest cities was 10.2%. In December 2024, the unemployment rate in the 13 largest cities was 9.0%. As of June 30, 2025, the national unemployment rate was 8.6% and the unemployment rate in the 13 largest cities was 8.3%.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. A severance fund becomes available regardless of whether an employee is terminated involuntarily or resigns; the fund is not conditioned on unemployment and workers can receive severance funds while searching for a new job. Colombia does not have an unemployment fund. However, Law 1636 of 2013 established the Loss Protection Mechanism (Mecanismo de Protección al Cesante), which seeks to assist the unemployed through a series of policies and initiatives to mitigate the effects of unemployment and facilitate their reintroduction into the work force, including receipt of monetary benefits, if eligible.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”), and from 2002, by the Administradora Colombiana de Pensiones (COLPENSIONES). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

As the result of a pension reform approved in 2002, starting in 2014, the retirement age was raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement was gradually increased from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated:

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index(1)
	(in nominal pesos)		(2019=100)
2018	781,242	5.9	94.3
2019	828,116	6.0	100.0
2020	877,802	6.0	106.0
2021	908,526	3.5	109.7
2022	1,000,000	10.1	120.8
2023	1,160,000	16.0	140.1
2024	1,300,000	12.1	157.0

1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index.

Sources: Ministry of Social Security and DANE. Calculations by the General Directorate of Macroeconomic Policy – Ministry of Finance.

Poverty

In September 2020, DANE released a new methodology that changed the poverty line and the classification of family aggregate income.

The following table shows the percentage of the population with incomes below the poverty line for the years indicated following the new methodology.

Poverty in Colombia(1)

(Percentage of population below poverty line)

2019	35.7%
2020	42.5%
2021	39.7%
2022	36.6%
2023	33.0%

(1):

The poverty line represents a monetary value in which two components are considered: the cost to acquire a basic food basket and the cost of other goods and services, expressed based on the ratio between total expenses and food expenses. The new methodology incorporates different variables beyond the household income.

Source: DANE.

Other initiatives undertaken by the Government to alleviate poverty in Colombia include a program called “De Cero a Siempre”, which sought to promote and ensure children’s comprehensive development from birth until the age of six. On May 25, 2016, a plenary session of the Senate approved the bill which established this program as a permanent policy. Furthermore, the Government continued to develop the “Families in Action” program, a monetary transfer program originally instituted in 2000 that sought to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. In 2007, the Government also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework, which has been implemented in Colombia’s balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account was created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from Free Trade Zones.

According to statistics compiled by Banco de la República, total trade in goods, including exports and imports, decreased by 19.4% in 2020, increased by 35.3% in 2021, increased by 31.8% in 2022, decreased by 14.5% in 2023 and decreased by 0.7% in 2024. In 2020, direct investment increased by $5.1 billion, or 47.2%, mainly due to a decrease in net incurrence of liabilities of $6.5 billion due to a decrease of equity and investment funds of $6.6 billion. In 2021, direct investment decreased by $0.7 billion, or 11.4%, mainly due to an increase in net incurrence of liabilities of $2.1 billion due to an increase of equity and investment funds of $2.1 billion. According to preliminary figures, in 2022, direct investment decreased by $7.4 billion, or 116.3%, mainly due to an increase in net incurrence of liabilities of $7.6 billion due to an increase in equity and investment fund participation and debt instruments of $7.1 billion. In 2023, direct investment decreased by $1.7 billion, or 12.5%, mainly due to a decrease in net incurrence of liabilities of $389 million due to a decrease in equity and investment fund participations and debt instruments of $356 million. In 2024, direct investment increased by $5.8 billion, or 37.6%, compared to 2023. This was mainly due to a decrease in net incurrence of liabilities of $2.5 billion and a decrease in equity and investment fund participations and debt instruments of $1.2 billion.

Banco de la República’s net international reserves increased by 11.0% in 2020, decreased by 0.8% in 2021, decreased by 2.2% in 2022, increased by 4.1% in 2023 and increased by 4.8% in 2024. Preliminary figures for the second quarter of 2025 indicate that net international reserves increased by 7.0% compared to the same period in 2024.

Balance of Payments

Colombia’s current account registered deficits from 2020 to 2024, recording shortfalls of $9,267 million in 2020, $17,949 million in 2021, $20,879 million in 2022, $8,296 million in 2023, and $7,225 million in 2024. In 2020, the trade balance registered a deficit of $8,870 million, a decrease of $993 million from 2019. The lower deficit was mainly due to a decrease in imports of $9,340 million, primarily driven by a decrease in imports of raw materials and intermediate products, which decreased by $4,326 million, or 18.3%, compared to 2019, and a decrease in imports of capital goods and construction materials of $3,058 million, or 18.5%, compared to 2019. In 2021, the trade balance registered a deficit of $13,984 million, an increase of $5,114 million compared to 2020, mainly due to an increase of $15,540 million in imports, primarily driven by an increase in imports of raw materials and intermediate products of $10,903 million, or 56.4%, compared to 2020. In 2022, the trade balance registered a deficit of $12,178 million, a decrease of $1,805 million compared to the same period in 2021, mainly due to an increase of $16,738 million in exports, primarily driven by an increase in coal exports of $6,637 million, or 117.4%, compared to 2021. In 2023, the trade balance registered a deficit of $6,808 million, a decrease of $5,371 million from 2022, mainly due to a decrease in imports of $12,202 million, primarily driven by a decrease in imports of raw materials and intermediate products of $8,206 million, or 21.2%, compared to 2022, and a decrease in imports of capital goods and construction materials of $5,151 million, or 22.5%, compared to 2022. In 2024, the trade balance registered a deficit of $9,156 million, an increase of $2,348 million compared to 2023, mainly due to a decrease in exports of $213 million, primarily driven by a drop in coal exports of $2,057 million, or 22.0%, compared to 2023.

In recent years, Colombia has registered deficits in the primary income of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $4,950 million in 2020, $8,723 million in 2021, $17,086 million in 2022, $13,432 million in 2023 and $13,260 million in 2024. The secondary income category, however, registered inflows of $8,788 million in 2020, $10,775 million in 2021, $12,301 million in 2022, $12,922 million in 2023, and $15,507 million in 2024. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities. The current account deficit for 2020 was $9,267 million, mainly due to lower income of $5,915 million. The current account deficit for 2021 was $17,949 million, despite higher income of $8,178 million, mainly due to an increased deficit in the services category as a result of higher expenses of $14,195 million. The current account deficit for 2022 was $20,879 million, despite higher income of $14,041 million, mainly due to a deficit in the services category of $3,916 million, primarily as a result of higher expenses of $17,957 million. The current account deficit for 2023 was $8,296 million, mainly due to lower income from the services category of $978 million and expenses of $17,010 million. The current account deficit for 2024 was $7,225 million, mainly due to lower income from the services category of $317 million and expenses of $18,227 million.

In 2020, Colombia registered a capital account deficit of $8,113 million, 39.0% lower than the deficit in 2019, and total foreign investment increased by 30.7% compared to 2019, from $10,812 million to $7,493 million. Net direct investment increased in 2020 by $5,110 million compared to 2019, and net portfolio investment increased by $1,792 million compared to 2019. In 2021, Colombia registered a capital account deficit of $16,693 million, 105.7% higher than the deficit in 2020, and total foreign investment decreased by 46.5% compared to 2020, from $7,493 million to $10,975 million. Net direct investment decreased in 2021 by $655 million compared to 2020, and net portfolio investment increased by $2,827 million compared to 2020. In 2022, Colombia registered a capital account deficit of $20,466 million, 22.6% higher than the deficit in 2021. Total foreign investment decreased by 21.8% compared to 2021, from $10,976 million to $13,372 million. Net direct investment decreased by $7,418 million, and net portfolio investment decreased by $5,022 million compared to 2021. In 2023, Colombia registered a capital account deficit of $7,849 million, 61.7% lower than the deficit in 2022. Total foreign investment increased by 48.7% compared to 2022, from $13,372 million to $6,862 million. Net direct investment decreased by $1,726 million, and net portfolio investment decreased by $8,235 million compared to 2022. In 2024, Colombia registered a capital account deficit of $5,839 million, 25.6% lower than the deficit in 2023. Total foreign investment decreased by 4.5% compared to 2023, increasing from $6,862 million to $7,168 million. Net direct investment increased by $5,901 million, while net portfolio investment increased by $6,208 million compared to 2023.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes from 2013 to 2014, although there were decreases experienced in 2015, 2016 and 2017. Net direct investment totaled $5,725 million in 2020, $6,381 million in 2021, $13,799 million in 2022, $15,525 million in 2023, and $9,693 million in 2024.

In 2020, net acquisition of financial assets decreased by $1,420 million, and net incurrence of liabilities decreased by $6,531 million compared to 2019. In 2021, net acquisition of financial assets increased by $1,447 million, and net incurrence of liabilities increased by $2,103 million compared to 2020. In 2022, net acquisition of financial assets increased by $203 million, and net incurrence of liabilities increased by $7,621 million compared to 2021. In 2023, net acquisition of financial assets decreased by $2,115 million, and net incurrence of liabilities decreased by $389 million compared to 2022. In 2024, net acquisition of financial assets decreased by $3,307 million, and net incurrence of liabilities decreased by $2,525 million compared to 2023.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the 6th edition IMF methodology currently employed by Banco de la República.

Balance of Payments (1)(2)(3)(4)

	2020	2021	2022	2023	2024
Account
Current account	(9,267)	(17,949)	(20,879)	(8,296)	(7,225)
Credit	52,420	68,783	94,174	92,055	95,818
Debit	61,687	86,732	115,052	100,351	103,043
Goods and services	(13,105)	(20,001)	(16,094)	(7,786)	(9,473)
Credit	38,224	50,913	73,518	68,673	69,001
Debit	51,328	70,914	89,611	76,459	78,474
Goods	(8,870)	(13,984)	(12,178)	(6,808)	(9,156)
Credit	32,309	42,736	59,473	52,642	51,091
Debit	41,179	56,719	71,652	59,450	60,246
Services	(4,235)	(6,017)	(3,916)	(978)	(317)
Credit	5,915	8,178	14,044	16,031	17,910
Debit	10,150	14,195	17,960	17,010	18,227
Primary income	(4,950)	(8,723)	(17,086)	(13,432)	(13,260)

	2020	2021	2022	2023	2024
Credit	4,543	5,932	6,975	8,970	9, 691
Debit	9,493	14,656	24,061	22,402	22,951
Secondary income	8,788	10,775	12,301	12,922	15,507
Credit	9,654	11,937	13,681	14,413	17,126
Debit	866	1,162	1,380	1,490	1,619
Financial account	(8,113)	(16,693)	(20,466)	(7,849)	(5,839)
Direct Investment	(5,725)	(6,381)	(13,799)	(15,525)	(9,693)
Net Acquisition of Financial Assets	1,733	3,181	3,384	1,269	4,576
Equity and Investment Fund Shares	2,754	2,924	2,840	1,704	4,367
Debt Instruments	(1,020)	257	543	(435)	209
Net Incurrence of liabilities	7,459	9,561	17,182	16,794	14,269
Equity and investment fund shares	4,932	7,076	14,227	13,871	12,600
Debt instruments	2,527	2,485	2,955	2,923	1,669
Portfolio investment	(1,768)	(4,595)	427	8,663	2,451
Net acquisition of financial assets	5,747	3,751	3,307	9,780	5,389
Equity and investment fund shares	3,075	2,340	1,056	5,169	3,440
Debt securities	2,672	1,411	2,251	4,610	1,949
Net incurrence of liabilities	7,515	8,347	2,880	1,117	2,938
Equity and investment fund shares	(454)	(1,189)	(551)	20	538
Debt securities	7,969	9,536	3,431	1,097	2,400
Financial derivatives (other than reserves) and employee stock options	(513)	365	823	(2,575)	(57)
Net acquisition of financial assets	(1,081)	(419)	(481)	(2,575)	(575)
Net incurrence of liabilities	(568)	(784)	(1,305)	0	(519)
Other investment	(4,435)	(6,736)	(8,488)	(130)	(2,134)
Net acquisition of financial assets	(3,485)	2,771	4,084	4,067	92
Net incurrence of liabilities	7,921	9,507	12,573	4,197	2,226
Reserve assets	4,329	654	571	1,718	3,593
Net errors and omissions	1,153	1,256	413	447	1,386
Memorandum financial account excluding reserve assets	(12,442)	(17,347)	(21,037)	(9,567)	(9,432)

1:	Data for 2022 and 2023 are provisional, while data for 2024 are preliminary. Figures for 2020 and 2021 have been revised.
2:

The calculation of the change in international reserves is based on the 6th edition of the IMF Balance of Payments manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

3:	Other financial corporations are institutional units that provide financial services and which asset and liabilities are, in general, not available in open financial markets.
4:

Non-financial corporations are corporations whose principal activity is the production of goods or non-financial market services. This category includes legally established companies, branches of non-resident corporations, quasi-corporations, hypothetical resident land owner’s units and resident non-profit institutions that are market producers of goods and nonfinancial services.

Source: Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally, and producers of these consumer goods enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. Imports (CIF) of consumer goods decreased by 14.5% in 2020 compared to 2019, increased by 25.9% in 2021 compared to 2020, increased by 17.2% in 2022 compared to 2021, decreased by 8.0% in 2023 compared to 2022, and increased by 9.6% in 2024 compared to 2023.

Whereas tariffs used to be a means to raise tax revenues to address fiscal deficits, tariffs are now regarded as a commercial policy instrument rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. The program known as Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables (Foreign Exchange Hedging Program or “FEHP”) benefits producers of flowers and bananas, among other sectors. The FEHP is expected to help the agricultural sector through a subsidy on the cost of exchange rate hedges. After it became the operator of the program on February 15, 2008, the Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “Finagro”) established the subsidy to be between 70% and 90% of the cost of the exchange rate hedge, depending on the duration of the transaction, as well as the maximum hedge amount by producer and the maximum subsidy limit. According to Finagro, as of December 31, 2014, Ps. 15.5 billion had been spent through the FEHP, which represented an execution of 98% of budgeted expenses for the program. The FEHP was inoperative in 2015 and 2016. However, the Ministry of Agriculture allocated approximately Ps. 35,000 million to capitalize the National Agricultural Risk Fund (Fondo Nacional de Riesgos Agropecuarios). Between 2017 and 2024 the FEHP was not active, and the Ministry of Agriculture did not allocate any funds to the program.

Colombia’s customs system, which is part of the Plan Vallejo (discussed further below under “—Exports”), is designed to foster investment in the export sector. Plan Vallejo includes simplified procedures for large exporters, special export grants, exemptions for the importation of raw materials and storage of foreign merchandise free of tariffs under certain conditions.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1995, coffee accounted for 18.0% of total exports while oil and its derivatives accounted for 21.5% of total exports. Over the next two decades, the relative importance of the two commodities changed significantly, and in 2015, coffee accounted for an estimated 7.0% of total exports while oil and its derivatives accounted for 40.4% of total exports. Historically, the value of coffee exports began to decline in 1987 and accelerated with the price drop that followed the collapse of the International Coffee Agreement in 1989, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. The value of coffee exports increased from $2,792 million in 2023 to $3,393 million in 2024. The weighted average price of coffee exported by Colombian producers increased by 6.74% from $2.21 per pound in 2023 to $2.36 per pound in 2024. The volume of coffee exports increased by 12.5% in 2024 compared with the volume exported in 2023.

In 2020, oil exports decreased, mainly due to a 45.2% drop in sales of oil and its derivatives. In 2021, exports of oil and its derivatives increased by 54.5%, from $8,749 million FOB in 2020 to $13,513 million FOB in 2021. Oil exports increased mainly due to growth in external sales of oil and its derivatives. In 2022, exports of oil and its derivatives increased by 38.6%, from $13,513 million FOB in 2021 to $18,724 million FOB in 2022. Oil exports increased mainly due to growth in external sales of oil and its derivatives. In 2023, exports of oil and its derivatives decreased by 15.9%, from $18,724 million FOB in 2022 to $15,784 million FOB in 2023. Oil exports fell mainly due to lower international prices and reduced external demand for crude oil, particularly from key destinations such as China. In 2024, exports of oil and its derivatives decreased by 4.7%, falling from $15,748 million FOB in 2023 to $15,007 million FOB in 2024.

Nontraditional exports, which include products such as shrimp, bananas, flowers, emeralds and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, increased from $14,450 million in 2017 to $23,481 million in 2024 and accounted for 47% of exports in 2024. During 2024, agriculture, food and beverages; fuels and products of extractive industries; manufacturing; and other sectors, had the following share of total exports 26%, 43%, 22% and 8% of total exports, respectively. Notably, in June 2025, the agriculture, food and beverages sector reported a 36% increase compared to June 2024, a significant rebound that underscores the growing importance of this sector within the country’s export performance.

Since 2004, the Government has been pursuing steps to promote exports, including:

•

the formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports;

•

the formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks; and

•	the creation of EXPOPYME — a program that supports small and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

The Government assisted exporters through the Plan Vallejo, also known as Special System of Imports and Exports, a Government program that started in 2002, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In 2008, the Government extended the benefits of Plan Vallejo by removing the duties on imports of machinery and equipment for 30 different categories of services. Service activities such as tourism, software development, construction, communications and transport, among others, benefitted from the expansion of Plan Vallejo. In 2017, the Government added 636 new tariff items, including capital goods and machinery, which became part of the category of goods that can benefit from the advantages offered by Plan Vallejo. This increased the amount of goods which can be imported into the country without tariffs and with deferred VAT from 1,500 to 2,136. On February 26, 2020, the Government modernized Plan Vallejo, adapting it to current market circumstances and making the list of goods benefiting from the program more flexible, increasing its accessibility to small and medium-sized companies, mainly in the services sector. In addition, the temporary importation of supplies such as industrial machinery and equipment, computer equipment and its accessories, equipment for the health and telecommunications sectors, was authorized. The modification also includes external purchases in the aeronautical sector. On February 18, 2021, the Government renewed Plan Vallejo through Plan Vallejo Exprés, which included measures to reduce the time to approve applications to participate in the plan, add flexibility to the commitments to export the products prepared with the goods, spare parts and raw materials imported without tariffs and with deferred VAT and set flexible requirements for the export of services. These measures aimed to increase the number of users or programs under Plan Vallejo by 30% between 2021 and 2022. On March 16, 2022, through Decree 379, the Ministry of Commerce, Industry and Tourism extended the deadline to access benefits under Plan Vallejo Exprés until December 2023 with the aim of continuing to promote the productive activities of the business sector, the generation of employment and the facilitation of foreign trade operations. As of March 22, 2022, 53 companies (programs) had joined Plan Vallejo Exprés, of which 42 corresponded to raw materials and supplies and 11 to capital goods. The program was not extended in 2024.

The following table shows the trends in the composition of Colombia’s exports for the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports(1)

2021-2024

	(millions of U.S. dollars and percentage of total exports)
	2021		2022		2023		2024(2)
Exports (FOB):
Oil and its Derivatives	$13,513	33.2%	$18,724	33.2%	$15,748	32.1%	$15,007	30.6%
Coffee	$3,092	7.6%	$3,962	7.0%	$2,792	5.7%	$3,393	6.9%
Coal	$5,652	13.9%	$12,289	21.8%	$9,163	18.7%	$7,107	14.5%
Nickel and Gold	$3,130	7.7%	$3,841	6.2%	$3,572	7.3%	$4,090	8.3%
Nontraditional Exports(3)	$15,371	37.7%	$17,914	31.8%	$17,812	36.3%	$19,121	39.0%

Total Exports	$40,758	100.0%	$56,370	100.0%	$49,088	100.0%	$48,718	100.0%

Totals may differ due to rounding.

1:

Figures are based on the recommendations contained in the sixth edition of the IMF’s Balance of Payments Manual. Does not incorporate special trade operations. Total Exports figures from the Balance of Payments table include commerce from Free Trade Zones not included in DANE’s figures.

2:	Preliminary figures.
3:	Includes emeralds but does not include gold.

Source: DANE and Banco de la República—Economic Studies.

According to Banco de la República, exports of goods decreased by 0.8% in 2024 compared to 2023, principally due to a 22.4% decrease in exports of coal and a 14.9% decrease in exports of nickel. Nontraditional exports, including emeralds, increased by 7.3%, from $17,812 million in 2023 to $19,121 million in 2024. Among industrial exports, the largest increases among the categories of specifically identified export products were registered by coffee, which increased by 21.5%, machinery and equipment by 20.9%, and gold by 20.9%. Exports of goods in 2024 totaled approximately $48,718 million, including oil and its derivatives (30.6% of total exports), coal (14.5% of total exports), coffee (6.9% of total exports), gold (7.3% of total exports), nickel (1.1% of total exports), and nontraditional exports (39.0% of total exports).

The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

(millions of U.S. dollars)

	2020	2021	2022(1)	2023(1)	2024(1)
Mining
Oil and its Derivatives	$8,749	$13,513	$18,724	$15,748	$15,007
Coal	4,166	5,652	12,289	9,163	7,107
Emeralds	35	114	94	147	130
Nickel	435	528	908	637	542
Gold(2)	2,356	2,602	2,572	2,935	3,547
Others(3)	162	276	319	697	657
Total	$15,904	$22,686	$34,907	$29,327	$26,990
Agriculture, Livestock, Forestry and Fishing, except Coffee	3,374	4,011	4,564	4,314	5,130
Coffee	2,447	3,092	3,962	2,792	3,393
Industry
Food, Beverages and Tobacco	1,997	2,272	2,987	2,914	2,800
Textiles and Apparel(4)	915	1,261	1,357	1,223	1,193
Wood and its Derivatives	81	113	111	113	116
Paper and its Byproducts	274	296	404	420	456
Chemicals	2,894	3,799	4,140	3,764	4,037
Nonmetallic Minerals	241	304	319	346	329
Iron and Steel Industries	744	1,182	1,561	1,575	1,725
Machinery and Equipment	844	989	1,135	1,317	1,592
Other Industries(5)	684	753	923	984	957

Total industry	8,673	10,970	12,937	12,655	13,205

Total Exports	$30,397	$40,758	$56,370	$49,088	$48,718

Totals may differ due to rounding.

1:	Preliminary.
2:	The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.

Note:

Figures are based on the recommendations contained in the sixth edition of the IMF’s Balance of Payments Manual. Does not incorporate special trade operations. Total Exports figures included under the Balance of Payments table above include commerce from Free Trade Zones that are not included in DANE’s Total Exports statistics.

Source:	DANE and Banco de la República.

Volume and Price of Leading Exports

	2020	2021(1)	2022(1)	2023(1)	2024(1)
Crude Oil Export Volume (thousands of barrels/day)	552	470	490	499	481
Crude Oil Price ($/barrel)	35.8	66.0	89.9	69.9	69.7
Coffee Export Volume (millions of 60 kg. bags)	11.6	11.4	10.4	9.6	10.8
Coffee Price ($/lb. ex dock)	1.6	2.0	2.8	2.2	2.3

1:	Preliminary.

Source: Banco de la República and Federación Nacional de Cafeteros.

In 2024, the total volume of crude oil exported decreased by 3.7%, while the average price of crude oil exported by Colombia decreased by 0.2% from $69.9 per barrel in 2023 to $69.7 per barrel in 2024. The weighted average price of coffee exported by Colombian producers increased to $2.36 per pound in 2024 from $2.21 per pound in 2023, an increase of 6.7%. The volume of coffee exports increased by 12.5% from 9.6 million bags in 2023 to 10.8 million bags in 2024.

Imports

Imports (CIF) decreased by 17.5% in 2020 compared to 2019, increased by 40.5% in 2021 compared to 2020, increased by 26.7% in 2022 compared to 2021, decreased by 18.9% in 2023 compared to 2022 and increased by 2.1% in 2024 compared to 2023. In 2024, imports of consumer goods increased by 10.0%, imports of raw materials and intermediate goods increased by 1.0% and imports of capital goods decreased by 3.0%, in each case compared to 2023. In 2024, consumer goods comprised 24.9% of total imports, raw materials and intermediate goods accounted for 48.1% of total imports and capital goods comprised 27.0% of total imports.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	2020	2021	2022(1)	2023(1)	2024(1)	% of total 2024(1)
	(millions of U.S. dollars)
Consumer Goods	10,721	13,497	15,817	14,559	15,956	24.8%
Non-Durable	6,511	7,506	8,882	8,446	9,114	14.2%
Durable	4,210	5,990	6,935	6,112	6,842	10.7%
Automobiles	2,076	3,187	3,730	3,526	3,848	6.0%
Arms and Military Equipment	42	52	102	34	46	0.1%
Others	2,093	2,751	3,103	2,552	2,949	4.6%
Raw Materials and Intermediate Goods	19,327	30,231	38,653	30,447	30,857	48.1%
Fuels(2)	2,147	3,773	7,376	6,469	6,190	9.7%
Electric	64	7	12	34	2	0.0%
Agricultural	2,098	2,936	3,777	3,256	3,000	4.7%
Industrial	15,018	23,514	27,488	20,689	21,664	33.8%
Industrial, Chemical and Pharmaceutical Products	6,765	10,825	11,687	8,736	9,534	14.9%
Mineral Products	3,537	6,039	7,102	5,513	5,718	8.9%
Non-Food Agricultural Products	1,804	2,616	3,448	2,372	2,777	4.3%
Food Products	2,912	4,034	5,250	4,067	3,635	5.7%
Capital Goods	13,429	17,359	22,928	17,777	17,278	27.0%
Construction Materials	1,085	1,828	2,180	1,555	1,564	2.4%
Agricultural	132	168	212	216	213	0.3%
Transportation	3,303	4,558	7,331	5,252	3,975	6.2%
Industrial	8,909	10,804	13,204	10,754	11,526	18.0%
Industrial Machinery	2,639	3,167	4,654	3,833	4,047	6.3%

	2020	2021	2022(1)	2023(1)	2024(1)	% of total 2024(1)
	(millions of U.S. dollars)
Office and Technical Machinery	2,575	2,968	3,282	2,701	2,986	4.7%
Others	3,694	4,669	5,268	4,219	4,492	7.0%
Unclassified	11	16	15	14	14	0.0%
Total	43,489	61,101	77,413	62,797	64,105	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes oil derivatives and coal.

Sources: DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2020	2021	2022(1)	2023(1)	2024(1)
	(percentage of total exports)
United States	28.7	26.5	26.1	26.7	28.9
Venezuela	0.6	0.8	1.1	1.4	2.0
China	8.9	8.8	3.8	5.0	4.8
Netherlands	2.3	2.4	4.7	4.1	3.1
Ecuador	4.7	4.2	3.3	4.0	3.9
Panama	4.6	5.8	10.3	9.4	8.7
Spain	1.6	1.7	2.6	2.3	1.5
Chile	2.5	2.6	2.8	2.1	2.1
Peru	2.8	2.6	1.9	2.3	2.4
Brazil	4.1	5.0	4.1	3.8	3.9
India	2.6	5.4	4.0	4.8	5.4
United Kingdom	1.2	1.1	1.1	0.9	1.0
Switzerland	0.4	0.4	0.2	0.2	0.4
Others	35.0	32.7	34.0	33.0	32.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports from Major Trading Partners(1)

	2020	2021	2022(2)	2023(2)	2024(2)
	(percentage of total imports)
United States	30.6	29.3	31.8	31.7	29.2
Mexico	4.9	4.8	4.2	3.6	3.8
China	8.2	9.4	9.3	8.9	10.1
Panama	4.8	6.2	5.9	5.5	5.8
Switzerland	4.3	4.7	4.0	4.5	4.8
South Korea	3.6	3.4	2.7	2.4	2.9

	2020	2021	2022(2)	2023(2)	2024(2)
	(percentage of total imports)
Germany	3.6	3.2	2.8	3.3	3.3
Brazil	4.1	4.0	4.3	3.8	3.7
Chile	1.7	1.5	1.6	2.0	2.0
Japan	2.5	2.1	2.0	2.0	2.0
Spain	2.3	2.1	2.1	2.2	2.0
Uruguay	1.4	1.6	1.4	1.4	1.8
Ecuador	1.6	1.4	1.3	1.2	1.2
Others	26.5	26.3	26.5	27.4	27.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: National Directorate of Customs and Taxes.

The United States is Colombia’s most important trading partner. During 2024, trade between the two countries accounted for approximately 29.2% of Colombia’s total imports and 28.9% of Colombia’s total exports. Colombia’s major trading partners, classified by exports, are the United States, Panama and India. Colombia’s major trading partners, classified by imports, are the United States, China and Panama.

Exports to the United States were $8.9 billion in 2020, $10.9 billion in 2021, $14.8 billion in 2022, $13.2 billion in 2023, and $14.3 billion in 2024. In 2024, exports to the United States increased by 8.0%, mainly due to an 88.0% increase in exports of coffee compared to 2023. Imports from the United States were $9.9 billion in 2020, $13.3 billion in 2021, $17.9 billion in 2022, $15.2 billion in 2023, and $15.5 billion in 2024. In 2024, imports from the United States increased by 2.1%, mainly as a result of increases in imports of arms and military equipment, autos, and other goods by 35.2%, 9.1%, and 15.6%, respectively. Moreover, in the six-month period ended June 30, 2025, imports from the United States were $8.3 billion, which represented an increase of 3.1%, compared to the same period in 2024, mainly as a result of higher purchases of gas oils and soybean oil.

Exports to China were $2.7 billion in 2020, $3.6 billion in 2021, $2.2 billion in 2022, $2.4 billion in 2023 and $2.3 billion in 2024. Imports from China were $9.8 billion in 2020, $13.1 billion in 2021, $16.5 billion in 2022 and $12.8 billion in 2023. In 2024, imports from China increased by 15.0%, from $12.8 billion in 2023 to $14.8 billion in 2024. In the six-month period ended June 30, 2025, imports from China were $8.8 billion, which represented an increase of 25.4%, compared to the same period in 2024, mainly as a result of higher sales of personal vehicles and diodes, transistors and semiconductor devices.

Exports to the European Union were $3.6 billion in 2020, $4.4 billion in 2021, $8.0 billion in 2022, $6.8 billion in 2023 and $5.2 billion in 2024. In the six-month period ended June 30, 2025, exports to the European Union were $3.2 billion. Imports from the European Union were $5.6 billion in 2020, $7.8 billion in 2021, $9.9 billion in 2022, $9.5 billion in 2023 and $8.1 billion in 2024. In the six-month period ended June 30, 2025, imports from the European Union were $4.1 billion.

Free Trade Agreements

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since 2004. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement with the United States. Following the approval from Congress, on July 4, 2007, then President Uribe signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. The Congress of the United States approved the Free Trade Agreement on October 12, 2011, and then President Obama signed the agreement into law on October 21, 2011. Thereafter, the two governments exchanged diplomatic notes at the Summit of the Americas in Cartagena, and the free trade agreement entered into force on May 15, 2012.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which originally included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of an effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur. On April 22, 2006, Venezuela announced its intention to withdraw from the Andean Community. The Cartagena Agreement, under which the Andean Community was created, provides, however, that a member country that withdraws from the community must maintain the agreed tariff program of the existing free trade zone among community members for at least five years. On September 20, 2006, Chile was accepted as an associated member country of the Andean Community.

On November 28, 2011, Colombia and Venezuela signed a Partial Scope Agreement that supports and regulates the trade between the countries within the framework of the Asociación Latinoamericana de Integración, or ALADI, an association of 13 member countries (Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Panama, Paraguay, Peru, Uruguay and Venezuela) that seeks to establish a common market in the region.

Exports to the Andean Community decreased by 24.9% from $3,240 million in 2019 to $2,431 million in 2020. Exports to the Andean Community increased by 22.2% from $2,431 million in 2020 to $2,971 million in 2021. Exports to the Andean Community increased by 5.5% from $2,971 million in 2021 to $3,134 million in 2022. Exports to the Andean Community increased by 4.8% from $3,134 million in 2022 to $3,285 million in 2023. Exports to the Andean Community decreased by 2.3% from $3,285 million in 2023 to $3,209 million in 2024. Imports from the Andean Community decreased by 13.2% from $2,325 million in 2019 to $2,017 million in 2020. Imports from the Andean Community increased by 20.2% from $2,017 million in 2020 to $2,425 million in 2021. Imports from the Andean Community increased by 18.7% from $2,425 million in 2021 to $2,879 million in 2022, mainly due to an 18.2% increase in imports from Peru. Imports from the Andean Community decreased by 27.7% from $2,879 million in 2022 to $2,080 million in 2023, mainly due to a 21.7% decrease in imports from Peru. Imports from the Andean Community increased by 4.7% from $2,080 million in 2023 to $2,179 million in 2024, mainly due to an 11.0% increase in imports from Peru.

On June 26, 2012, the European Commission signed the free trade agreement among Colombia, Peru and the European Union. The European Parliament approved the agreement in December 2012, and Colombia completed its internal ratification procedures in June 2013, clearing the way for provisional application of the agreement on August 1, 2013. The agreement is currently in force.

The member states of the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland) signed a free trade agreement with Colombia on November 25, 2008, which was approved by law in January 2010. Colombia, Liechtenstein and Switzerland ratified the agreement in 2009. Norway and Iceland ratified it in 2014, and the agreement entered into force in September and October 2014, respectively. The agreement contemplates the liberalization of trade in agricultural and industrial goods, rules of origin, customs procedures and trade facilitation. It also includes commitments regarding trade in services, the transit of persons, e-commerce, technical standardization, investment measures, competition policy and intellectual property.

In February 2012, Colombia attended the Asia-Pacific Economic Cooperation forum in Moscow to discuss topics such as trade, tourism, economic cooperation and investment. On May 22, 2013, then President Santos signed the Framework Agreement of the Pacific Alliance, with the aim of providing Colombia with greater access in areas such as free movement of goods, services, capital and people with the other members of the Pacific Alliance, which includes Chile, Mexico and Peru. On May 23, 2013, then President Santos met with the presidents of Chile, Mexico and Peru in the 7th Presidential Summit of the Pacific Alliance in Cali, Colombia, to discuss strategy to generate new business opportunities and to continue with the economic and commercial integration among the Pacific Alliance countries. On February 10, 2014, the 8th presidential summit of the Pacific Alliance was held in Cartagena, Colombia. During the summit, an additional protocol to the framework agreement of the Pacific Alliance was signed, providing for further liberalization of goods, services and investments. On June 30, 2017, the 12th presidential summit of the Pacific Alliance was held in Cali, Colombia. The member countries of the alliance reaffirmed their commitment to integration, celebrated the achievements and the entry into force of the free trade zone, welcomed Croatia, Slovenia and Lithuania as observer states of the Pacific Alliance and designated Colombia as President pro tempore of the alliance for the 2017-2018 period. On June 24, 2018, the 13th Presidential Summit of the Pacific Alliance was held in Mexico, where attendees signed the Declaration of Puerto Vallarta, which includes an action plan that seeks commercial integration between Mercosur and the Pacific Alliance.

In 2013, Colombia signed free trade agreements with South Korea, Costa Rica, Panama and Israel. The Colombian Congress ratified the free trade agreement with South Korea in December 2014, making it the first free trade agreement with a country in Asia and thus opening a commercial door to the Asia-Pacific region. In 2015, the Colombian Congress passed Law 1763 by which the free trade agreement between Colombia and Costa Rica was approved. On April 6, 2016, the Constitutional Court of Colombia approved the free trade agreement with Costa Rica, which went into effect on August 1, 2016. On July 12, 2017, then President Santos enacted Law 1841, ratifying Colombia’s free trade agreement with Israel. Subsequently, on June 6, 2019, the Constitutional Court of Colombia declared the Free Trade Agreement with Israel constitutional (exequible), while conditioning the President’s ratification on the adoption of a joint interpretative declaration with Israel clarifying provisions on expropriation and most-favored-nation treatment. The free trade agreement with Israel finally came into force on August 11, 2020. As of 2022, the trade agreement between Colombia and Panamá has been implemented though a partial agreement amended in 2003 and 2005.

Colombia has signed and ratified several double taxation treaties aimed at reducing international tax evasion. In 2015, a double taxation treaty among Portugal and Colombia entered into force. In March 2012, Colombia signed a double taxation agreement with the Czech Republic, which entered into force in May 2015. In 2016, Colombia signed a double taxation agreement with the United Kingdom of Great Britain and Northern Ireland, which entered into force on December 2019. On July 30, 2018, negotiations for a double taxation agreement with Japan concluded. The agreement sought to promote foreign investment and to implement policies that aim to reduce tax fraud, also known as base erosion and profit shifting. On July 1, 2021, by Law No. 2095, the Government approved the double taxation agreement between Colombia and Japan. On April 26, 2022, the Constitutional Court declared the constitutionality of the agreement and its protocol.

On May 14, 2025, the governments of Colombia and the People’s Republic of China signed a cooperation plan under the framework of the Belt and Road Initiative, also known as the New Silk Road. This cooperation plan aims to coordinate joint actions in key areas, including: (i) strengthening economic and political ties, (ii) promoting Chinese investment with technology transfers, (iii) increasing and diversifying Colombian exports, (iv) developing joint infrastructure projects, (v) fostering research, development, and innovation in academic and scientific fields, and (vi) promoting cultural, educational, and sports exchanges.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors. The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts guaranteeing “legal stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Law 756 of 2002 created an oil royalties system geared towards encouraging oil exploration on small and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Likewise, with the objective of promoting foreign direct investment, Colombia has signed agreements with the International Centre for Settlement of Investment Disputes (“ICSID”), the Multilateral Investment Guarantee Agency (“MIGA”) and the Overseas Private Investment Corporation (now the U.S. International Development Finance Corporation (“DFC”)).

Under current law and regulations, foreign investments generally do not require prior governmental authorization. Foreign entities, however, must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

According to data from Banco de la República, during 2020, net foreign direct investment totaled $10,096 million, a decrease of $2,442 million from the value recorded in 2019, and net portfolio investment registered an inflow of $2,638 million. According to preliminary data from Banco de la República, during 2021, net foreign direct investment totaled $11,505 million, an increase of $1,409 million from the value recorded in 2020, and net portfolio investment registered an inflow of $1,944 million. According to preliminary data from Banco de la República, during 2022, net foreign direct investment totaled $20,942 million, an increase of $9,436 million from the value recorded in 2021, and net portfolio investment registered an inflow of $3,759 million. According to preliminary data from Banco de la República, during 2023, net foreign direct investment totaled $14,560 million, a decrease of $6,382 million from the value recorded in 2022, and net portfolio investment registered an outflow of $2,234 million. According to preliminary data from Banco de la República, during 2024, net foreign direct investment totaled $13,793 million, a decrease of $767 million from the value recorded in 2023, and net portfolio investment registered an outflow of $441 million.

The following table sets forth information on net foreign direct investment by country of origin for the years indicated.

Net Foreign Direct Investment by Country of Origin(1)

	2020(2)	2021(2)	2022(2)	2023(2)	2024(2)
	(millions of U.S. dollars)
North America	1,465	2,193	5,546	6,339	5,924
Canada	556	278	201	410	53
United States	1,843	1,733	5,096	5,449	5,508
Mexico	(934)	183	249	479	363
South America	720	677	1,387	847	498
Andean Group	526	440	1,109	521	344
Others	194	237	278	326	154
Central America	659	608	2,244	(73)	1,132
Common Market(3)	61	(9)	2	85	(67)
Panama(3)	598	618	2,241	(158)	1,199
Caribbean	473	1,026	1,891	3,559	2,609
Europe	4,021	4,813	5,784	5,959	3,875
European Free trade association	583	1,059	1,055	1,202	530
EEC Countries	3,450	3,712	4,606	4,509	3,379
Other Countries	(12)	43	124	248	(34)
Asia	118	208	308	362	187
Other Countries	2	35	23	(1)	9
Portfolio Investment(4)	2,638	1,944	3,759	(2,234)	(441)
Total	$10,096	$11,505	$20,942	$14,560	$13,793

Totals may differ due to rounding.

1:	Figures from balance of payments. Figures reflect foreign investment into Colombia and outflows of foreign direct investment, but do not reflect investment by Colombians abroad.
2:	Preliminary.
3:	Excluding Panama and including Belize.
4:	Figures reflect only short-term portfolio investment inflows.

Source: Banco de la República.

The following table sets forth information on net foreign direct investment by sector for the years indicated.

Net Foreign Direct Investment by Sector(1)

	2020(2)	2021(2)	2022(2)	2023(2)	2024(2)
	(millions of U.S. dollars)
Direct investment(3)(4)	7,459	9,561	17,183	16,794	14,234
Petroleum	457	916	2,866	3,058	2,240
Agriculture and Fishing	193	281	326	335	312
Mining	438	235	1,189	3,442	1,349
Manufacturing	894	1,719	1,508	2,967	1,974
Public Services	764	1,041	968	844	885
Construction	409	298	428	577	698
Commerce	847	957	1,542	1,410	1,814
Transportation and Communications	538	1,133	1,764	1,025	306
Finance	1,920	2,402	6,057	2,731	4,395
Social Services	998	579	536	405	261
Portfolio investment(5)	2,638	1,944	3,759	(2,234)	(441)

Total	10,096	11,505	20,942	14,560	13,793

Totals may differ due to rounding.

1:	Figures from balance of payments.
2:	Preliminary.
3:	Includes reinvested earnings.
4:	Figures from balance of payments. Figures reflect foreign investment into Colombia and outflows of foreign direct investment, but do not reflect investment by Colombians abroad.
5:	Figures reflect only short-term portfolio investment inflows.

Source: Banco de la República

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance and Public Credit is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. After many years of generating profits, Banco de la República began to record losses in 2010 due to lower external interest rates and, during 2015, the decrease in the international price of oil and the depreciation of the currency against the U.S. dollar, which have significantly reduced income from international reserves. After 2015, Banco de la República started to generate profits again because of an increase in interest and returns coming from international reserves. Banco de la República registered an operating gain of Ps. 10,041.0 billion in 2024, an increase of Ps. 814.8 billion from the operating gain of Ps. 9,226.2 billion registered in 2023. This increase was mainly due to a reduction in expenses and partially offset by a slight decrease in revenues.

Financial Sector

As of December 31, 2024, Colombia’s financial system was comprised of 30 banks (20 domestic and 10 foreign), 6 corporaciones financieras (financial corporations), 14 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns one of the 20 domestic banks. Commercial banks can offer a full scale of retail (including mortgage) and corporate banking services with the exception of investment banking.

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and offer medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from receiving demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and obtain short-term deposits.

The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN (later becoming FDN). See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.” Decree 4174 of 2011 changed FEN into FDN and broadened its authority beyond the energy sector so that it can provide funding to other sectors of the economy. The FDN funds long term infrastructure projects in order to boost competitiveness and economic growth.

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

as of December 31, 2024

	Number	% of Loans	% of Deposits
Banks
Domestic Banks	20	75.9%	72.8%
State-Owned Banks	1	3.3%	3.1%
Foreign Banks	10	22.0%	23.8%

Total Banks(1)	30	97.9%	96.6%
Financial Corporations	6	0.0%	1.2%
Commercial Financing Companies(2)	14	2.1%	2.2%
Special State-Owned Institutions(3)	11	7.7%	4.6%
Total(4)	50	100.0%	100.0%

Totals may differ due to rounding.

1:	Sum of Domestic Banks and Foreign Banks.
2:	Includes companies that specialize in leasing.
3:

Includes FDN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Finagro, Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (Guarantee National Fund or “FNG”), Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”) and Caja de Vivienda Militar.

4:	Sum of Total Banks, Financial Corporations and Commercial Financing Companies. Excludes Special State-Owned Institutions.

Source: Financial Superintendency.

The principal regulators of the financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by combining the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accords. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks was at 17.0% of risk-weighted assets on December 31, 2024, 45 basis points higher than the level recorded on December 31, 2023. As of June 30, 2025, the aggregate net technical capital (or solvency ratio) of Colombian banks was at 15.2% of risk-weighted assets, 96 basis points lower than the level recorded as of June 30, 2024.

During the 1990s and early 2000s, the Government took steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector. In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able to either purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

Net profits of the financial sector, excluding special state-owned institutions, decreased from Ps. 12,908.3 billion in 2019 to Ps. 6,080.2 billion in 2020. Net profits increased to Ps. 16,032.7 billion in 2021 and to Ps. 16,155.9 billion in 2022 but decreased to Ps. 8,308.9 billion in 2023. Net profits increased to Ps. 8,612.3 billion in 2024. The Government did not liquidate any financial institutions from 2014 through 2024.

The following table shows the results of the financial sector as of and for the year ended December 31, 2024.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2024)

	Assets		Liabilities		Net Worth		Earnings
Banks	Ps.	998,265,522	Ps.	885,568,100	Ps.	112,697,422	Ps.	8,326,456
Non-Banking Financial Institutions(1)		56,321,415		36,578,143		19,743,272		285,825
Special State-Owned Institutions(2)		122,553,258		71,676,082		1,642,873		87,405

Total(3)	Ps.	1,054,586,937	Ps.	922,146,243	Ps.	132,440,694	Ps.	8,612,281

Totals may differ due to rounding.

1.	Includes Financial Corporations and Commercial Financing Companies.
2.	Includes FDN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX.
3.	Sum of Banks and Non-Banking Financial Institutions. Excludes Special State-Owned Institutions.

Source: Financial Superintendency.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to maintain stability and public confidence in Colombian financial institutions. During 2016-2024, FOGAFIN did not establish any new credit lines and no private institutions joined the FOGAFIN recapitalization program to inject capital into small and medium banks.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (DTF) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and for terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program.

As of December 31, 2024, there was no outstanding Government assistance to state-owned institutions or financial aid given to financial institutions or provision of credit support in the form of interest payments.

Since 1998, FOGAFIN has assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth, in order to increase their financial viability. Granahorrar was privatized when Banco Bilbao Vizcaya Argentaria purchased Granahorrar in 2005. Bancafé was bought by Banco Davivienda S.A. in 2007.

Liquidity and Credit Aggregates

The total amount of loans outstanding, including leasing, from Colombian financial institutions was Ps. 509.5 trillion at December 31, 2020, Ps. 562.1 trillion at December 31, 2021, Ps. 656.9 trillion at December 31, 2022, Ps. 669.3 trillion at December 31, 2023 and Ps. 692.6 trillion at December 31, 2024. Past due loans stood at Ps. 25.6 trillion at December 31, 2020, Ps. 22.2 trillion at December 31, 2021, Ps. 24.3 trillion at December 31, 2022, Ps. 33.7 trillion at December 31, 2023 and Ps. 32.8 trillion at December 31, 2024. Past due loans were 5.0% of total loans in 2020 and decreased to 3.9% in 2021 and 3.7% in 2022, then increased to 5.0% in 2023 and decreased to 4.7% in 2024. Provisions as a percentage of past due loans increased from 142.6% as of December 31, 2019 to 153.9% and 166.1% as of December 31, 2020 and 2021, respectively, then decreased to 159.9% and 123.3% as of December 31, 2022 and 2023, respectively, then increased to 129.2% as of December 31, 2024. As of June 30, 2025, provisions as a percentage of past due loans were 131.4%.

As of December 31, 2024, the aggregate net technical capital (or solvency ratio) of Colombian banks was 17.0% of risk-weighted assets. As of March 31, 2025, the aggregate net technical capital ratio decreased to 16.4%. As of December 31, 2024, risk-weighted assets increased to Ps. 566.6 trillion compared to Ps. 554.3 trillion as of December 31, 2023. As of June 30, 2025, risk-weighted assets increased to Ps. 567.6 trillion compared to Ps. 561.7 trillion as of June 30, 2024.

The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2020	2021	2022	2023	2024
M1(1) (percentage change)	24.5	17.1	0.7	(2.2)	12.4
M2(2) (percentage change)	14.4	11.8	11.9	7.2	8.9
M3(3) (percentage change)	13.6	12.1	10.8	6.6	7.5
Credit from the Financial System (percentage change) (4)	(0.8)	12.5	5.9	3.6	2.2
Discount Rate (percent)(5)	2.9	1.9	7.2	13.0	11.4

1:	Currency in circulation plus demand deposits.
2:	M1 plus certificates of deposit plus savings deposits.
3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Gross credit to private sector. Financial system excludes Banco de la República.
5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source: Banco de la República.

Interest Rates and Inflation

During 2020, the average short-term composite reference rate, or DTF, was 3.4% and decreased to 2.1% in 2021. The average DTF rate increased to 8.5% in 2022 and 13.2% in 2023, then decreased to 10.2% in 2024. During 2024, the highest recorded DTF was in January at 11.6% and the lowest was in December when the DTF was 9.2%. As of August 29, 2025, the DTF was 8.8%.

Under Law 2294 of 2023, Banco de la República will cease calculating and publishing the DTF rate after December 31, 2026. Beginning January 1, 2027, all references to the DTF in laws and administrative acts will be deemed to refer to the three-month Indicador Bancario de Referencia (Bank Reference Indicator, or “IBR”).

Banco de la República’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to a low of 1.6% in 2020. The decline in consumer inflation rates from the 25-30% range of the late 1980’s and early 1990s was due in part to the effective implementation of a monetary policy that removed excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. As of December 31, 2020, the consumer inflation rate decreased to 1.6%, which decrease was mainly due to a decrease in the prices of clothing and footwear (3.9%) and furniture, household items and for ordinary home conservation (1.0%) and a lower increase in the price of foods (4.8%). As of December 31, 2021, the consumer inflation rate increased to 5.6%, which increase was mainly due to an increase in the prices of price of foods (17.2%) and restaurants and hotels (8.8%) and an increase in the price of transport (5.7%). As of December 31, 2022, the consumer inflation rate increased to 13.1%, mainly due to an increase in the price of foods (27.8%), housing, water, electricity, gas and other fuels (6.9%) and restaurants and hotels (18.5%). As of December 31, 2023, the consumer inflation rate decreased to 9.3% due to a lesser increase in restaurants and hotels (13.2%), various goods and services (10.1%) and furniture, household items and for ordinary home conservation (8.9%). As of December 31, 2024, the consumer inflation rate decreased to 5.2%, mainly due to a decrease in transportation (5.2%), various goods and services (3.3%), furniture and household items (2.2%), and clothing (2.1%).

On March 27, 2020, Banco de la República decreased the discount rate by 50 basis points to 3.75% due to the COVID-19 pandemic, which directly affected Colombia’s economic activity and contracted international trade, and the collapse in the price of oil. From March 30, 2020, to September 28, 2020, Banco de la República decreased the discount rate by an additional 200 basis points to 1.75% as a countercyclical monetary policy stance in response to the global economic collapse caused by the COVID-19 pandemic. From October 1, 2021, to May 2, 2023, Banco de la República increased the discount rate by a total of 1,150 basis points to 13.25%.

From December 20, 2023, to April 30, 2025, Banco de la República decreased the discount rate by a total of 400 basis points to 9.25% due to (i) a decrease in the inflation track during late 2023, 2024 and in March 2025 and (ii) decreasing inflation expectations for 2025. As of August 28, 2025, the discount rate remains at 9.25%.

The producer price index stood at (0.9)% in 2020 and increased to 26.5% in 2021. The producer price index decreased to 21.8% and (5.8%) in 2022 and 2023, respectively, and increased to 7.2% in 2024. The increase in the year-over-year producer price index was mainly due to a 16.6% increase in the agricultural and fishing prices in 2024. As of July 31, 2025, the year-over-year PPI decreased to an estimated 2.2%.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term.

DANE’s methodology for calculating the producer price index (“PPI”) is based on recommendations from the IMF, the OECD and Banco de la República and measures the average monthly change in prices of a basket of goods produced domestically.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2020	1.6	(0.9)	3.4
2021	5.6	26.5	2.1
2022	13.1	21.8	8.5
2023	9.3	(5.8)	13.2
2024	5.2	7.2	10.2
2025
January	5.2	7.5	9.2
February	5.3	6.0	9.3
March	5.1	4.9	9.3
April	5.2	4.1	9.2
May	5.1	3.7	8.9
June	4.8	2.2	8.9
July	4.9	2.2	8.9

1:	Percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each of the years 2020-2024 and, for each indicated month in 2025, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, Banco de la República decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

As of December 31, 2020, the representative market rate was Ps. 3,432.50/$1.00, a depreciation of 4.7% since December 31, 2019. As of December 31, 2021, the representative market rate was Ps. 3,981.16/$1.00, a depreciation of 16.0% since December 31, 2020. As of December 31, 2022, the representative market rate was Ps. 4,810.20/$1.00, a depreciation of 20.8% since December 31, 2021. As of December 31, 2023, the representative market rate was Ps. 3,822.05/$1.00, an appreciation of 20.5% since December 31, 2022. As of December 31, 2024, the representative market rate was Ps. 4,409.15/$1.00, a depreciation of 15.4% since December 31, 2023. As of August 28, 2025, the representative market rate was Ps. 4,051.97/$1.00, an appreciation of 8.1% since December 31, 2024.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of June 9, 2025, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2020	3,691.28	3,432.50	133.97
2021	3,747.24	3,981.16	140.66
2022	4,257.12	4,810.20	143.92
2023	4,330.14	3,822.05	135.36
2024	4,073.75	4,409.15	123.97
2025
January	4,300.31	4,170.01	126.06
February	4,131.95	4,120.11	121.79
March	4,133.48	4,192.57	121.54
April	4,273.88	4,198.83	125.43
May	4,202.30	4,148.72	124.42
June	4,115.88	4,069.67	122.88
July	4,047.29	4,179.69	120.39

1:	Representative market rate as calculated by the Financial Superintendency.
2:

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015 Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

3:	The Real Exchange Rate Index figures from 2024 to July 2025 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

As of December 31, 2020, Banco de la República’s gross international reserves stood at $59,039.3 million. As of December 31, 2021, gross international reserves decreased by $451.5 million to $58,587.8 million. As of December 31, 2022, gross international reserves decreased by $1,297.7 million to $57,290.1 million. As of December 31, 2023, gross international reserves increased by $2,349.2 million to $59,639.3 million. As of December 31, 2024, gross international reserves increased by $2,870.4 million to $62,509.7 million. The gross international reserves increased from 2023 to 2024 mainly due to an increase in the accrual of interest received on investments given higher interest rates levels and an active international reserves accumulation program in 2024. As of July 31, 2025, gross international reserves increased by $2,406.0 million to $64,915.6 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: (i) low interest rates in developed economies; (ii) a decision to have a more conservative risk profile of the central bank’s portfolio; and (iii) the depreciation of the euro against the dollar by 3.0% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least $30 million daily. During October 2014, Banco de la República continued accumulating international reserves through average daily purchases of $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated $4.1 billion. From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to $400 million, which accumulated $1,878.4 million in six auctions, with the last auction taking place on April 30, 2019. From October 2019 to December 2023, Banco de la República did not accumulate international reserves. On December 19, 2023, Banco de la República announced its decision to resume accumulation of international reserves starting in January 2024 of up to $1,500 million, mainly to maintain appropriate levels of external liquidity and prepare for a possible gradual reduction in the amount of access to the Flexible Credit Line (FCL) that Colombia has with the IMF. On October 31, 2024, Banco de la República announced its decision to terminate the accumulation program after accumulating $1,479.4 million in international reserves, which represented 98.6% of the announced amount.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. As of December 31, 2024, the mix of currencies was approximately 85.4% in U.S. dollars, 5.1% in Canadian dollars, 4.6% in Australian dollars, 3.0% in euros, and 1.6% in Chinese yuan.

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund of the General Royalty System. Based on Legislative Act No. 5 of 2011, up to 30% of the income from the General Royalty System will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may purchase dollars in the secondary market. Royalties are derived from extraction of natural resources, such as oil, coal and other mining activities. On March 21, 2020, the Government issued Decree 444 of 2020, which established that the Central Government could borrow money from the Savings and Stabilization Fund in order to attend the national emergency due to the COVID-19 pandemic. As of December 31, 2024, transfers in dollars into the Savings and Stabilization Fund since inception totaled $5.16 billion. As of July 31, 2025, transfers in dollars into the Savings and Stabilization Fund since inception totaled $5.19 billion.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	2020	2021	2022	2023	2024
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$252.2	$273.6	$272.4	$310.0	$392.4
Special Drawing Rights	892.4	3,583.6	3,403.9	3,432.1	3,328.3
International Monetary Fund	712.7	692.5	658.5	663.9	645.3
Investments	56,478.9	53,163.2	52,215.3	54,492.5	57,369.4
Others(1)	703.2	874.9	740.0	740.8	774.3

	59,039.3	58,587.8	57,290.1	59,639.3	62,509.7

Less: Short Term Liabilities of Banco de la República	8.5	8.6	20.9	30.9	28.4

Net International Reserves	$59,030.8	$58,579.2	$57,269.2	$59,608.4	$62,481.3

Reserves (Months of Imports (FOB))
Goods(2)	17.2	12.4	9.6	12.0	12.4
Goods and Services(3)	13.8	9.9	7.7	9.4	9.5

Totals may differ due to rounding.

1:	Includes deposits in Latin American Reserve Fund, cash, Andean pesos, bank deposits and compensation agreements.
2:	Reflects imports of goods, as well as special trade operations.
3:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source: Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three then existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities.

On January 15, 2008, the COLCAP and COL20 stocks indexes were introduced to the market in order to gradually replace the IGBC. COLCAP measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of capitalization, while COL20 measures the variation of the 20 most traded stocks in the Colombian Stock Exchange by level of liquidity. As of November 18, 2019, the COL20 ceased to be published by the Colombian Stock Exchange. As of December 31, 2020, the COLCAP decreased by 13.5% to 1,437.9 points. As of May 28, 2021, the COLCAP index was replaced by the MSCI COLCAP index, starting with the last level of the COLCAP index but applying a new calculation method based on MSCI international indexes. As of December 31, 2021, the MSCI COLCAP decreased by 1.9% to 1,411.0 points. As of December 31, 2022, the MSCI COLCAP decreased by 8.9% to 1,286.1 points. As of December 31, 2023, the MSCI COLCAP decreased by 7.1% to 1,195.2 points. As of December 31, 2024, the MSCI COLCAP increased by 15.4% to 1,379.6 points. As of August 28, 2025, the MSCI COLCAP increased by 33.3% to 1,838.3 points.

The Colombian Stock Exchange began trading standardized derivatives in September 2008 with the negotiation of a five-year TES futures contract. In 2012, the Colombian Stock Exchange continued its strategy of consolidating and strengthening the local derivatives market through the promotion of existing products, the creation of new ones and the implementation of an intensive training and educational program. During 2020, the trading volume was 697,020 contracts, a 23.0% decrease from 2019. During 2021, the trading volume was 751,577 contracts, a 7.8% increase from 2020. During 2022, the trading volume was 909,313 contracts, a 21.0% increase from 2021. During 2023, the trading volume was 1,674,146 contracts, an 84.1% increase from 2022. During 2024, the trading volume was 5,015,193 contracts, a 199.6% increase from 2023. During the seven-month period ended July 31, 2025, the trading volume was 1,698,609 contracts.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although largely self-regulated, capital markets intermediaries require a license from the Financial Superintendency in order to operate. The market capitalization of the Colombian Stock Exchange was Ps. 370 trillion on December 31, 2021. The market capitalization of the Colombian Stock Exchange was Ps. 332 trillion on December 31, 2022. The market capitalization of the Colombian Stock Exchange was Ps. 307 trillion on December 31, 2023. The market capitalization of the Colombian Stock Exchange was Ps. 320 trillion on December 31, 2024. The market capitalization of the Colombian Stock Exchange was Ps. 376 trillion on July 31, 2025.

The total value of securities traded on the Colombian Stock Exchange during 2024 was Ps. 1,833.34 trillion, representing a nominal increase of 37.5% in peso terms compared to 2023. Equity trading during 2024 amounted to approximately Ps. 23.4 trillion, or 1.3%, of the total value of securities traded. This represents a nominal increase of 43.5% in the total value of equity trading from 2023.

On May 30, 2011, the Mercado Integrado Latinoamericano (“MILA”) began its operations. This project involves the integration of technology platforms of the Colombian, Chilean and Peruvian stock markets. The MILA allows investors to carry out cash transactions in investments in shares listed on the Colombian Stock Exchange, Bolsa de Comercio de Santiago (“BCS”) and Bolsa de Valores de Lima (“BVL”), involving the three securities depositaries, DECEVAL (Déposito Centralizado de Valores de Colombia), CAVALI (Registro Central de Valores y Liquidaciones) and the Central Securities Depository of Chile. The main objective of the integration is to develop the capital markets by offering investors a wider range of securities as well as larger funding sources for issuers. The creation of MILA is expected to diversify, expand and improve the attractiveness of trading of securities in the three countries for both domestic and international investors. By December 2013, the total number of issuers registered with MILA was 590. On June 19, 2014, the Bolsa Mexicana de Valores (“BMV”) became a member of MILA. As of December 31, 2020, the number of registered issuers was 616. As of June 30, 2021, the number of registered issuers with MILA was 613. As of December 31, 2020, the capitalization of MILA was $779.3 billion, a 7.7% increase from December 31, 2019. As of June 30, 2021, the capitalization of MILA was $797.0 billion, a 0.8% decrease from June 30, 2020.

On April 18, 2023, the Colombian Stock Exchange, alongside BCS and BVL, announced that the Financial Superintendency authorized the merger of Holding Bursátil Chilena S.A. and Sociedad de Infraestructura de Mercado S.A., to become Holding Bursátil Regional S.A. or Nuam Exchange (“HR”) and acquire up to 94.99% of the outstanding shares of the Colombian Stock Exchange. On August 31, 2023, an HR extraordinary shareholders’ meeting approved the merger of Holding Bursátil Chilena S.A. and the Sociedad de Infraestructuras de Mercados S.A. HR became a single stock exchange, composed of the Colombian Stock Exchange, BCS and BVL. The creation of the consolidated stock exchange is expected to amplify regional financial progress, develop the capital markets throughout the Andean region and offer improved securities trading and financial services to investors and enterprises.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997 and its regulations set forth by Decree 610 of 2002, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets are devised in conformity with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments, and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Financial Superintendency.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to Congress for its approval.

Under the Constitution, royalties received from the exploitation of nonrenewable natural resources that are not directly distributed to departments and municipalities where the natural resources are located or transported are paid into the Fondo Nacional de Regalías (National Royalties Fund). Funds from the National Royalties Fund are used to finance mining development, environmental protection and other regional development projects, including health, education, water and sanitation projects. On January 1, 2012, the Government enacted Decree No. 4923-2011 to operate the General Royalty System. The decree establishes the objectives, goals, administration, execution, control and distribution of income of proceeds from non-renewable natural resources. On July 18, 2018, Law No. 1923 was issued, regulating the provisions of paragraph 5 of article 361 of the Constitution, regarding investment programs and projects that will be financed with resources from the Fund for Science, Technology and Innovation of the General Royalty System. The science, technology and innovation projects that are financed with these resources are decided by the Órgano Colegiado de Administración y Decisión (OCAD) through an open, competitive and public process.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to the then recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Ecopetrol, the National Royalties Fund and the departments and municipalities where oil is produced and contributed to the FAEP. Banco de la República administered FAEP. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments were invested abroad through FAEP and were only disbursed for infrastructure projects and social expenditures. Decree 1849 of 2013 established the maximum percentages of funds withdrawals from FAEP per year.

Article 69 of the National Development Plan for 2006-2010 (“2006-2010 National Development Plan”) also created the Stabilization Fund for Fuel Prices (“FEPC”) and established, as an initial source of financing, part of the fund balance accumulated by Ecopetrol in FAEP. In 2008, FAEP transferred Ps. 420 billion (0.1% of GDP) to the FEPC.

Decree 1082 of 2015 established that FAEP had to disburse 100% of its funds by the end of 2019. The Decree gave priority to withdrawals of local entities and stipulated that the resources should be used to pay the debt of health entities and road investment according to articles 275 and 118 of the National Development Plan 2010-2014. Article 203 of Law 2056 of 2020 established the liquidation of the FAEP and indicated that the Central Bank should transfer FAEP’s remaining resources to the “Cuenta única del Sistema General de Regalías” (the Single Account of the General Royalty System) managed by the General Directorate of Public Credit and National Treasury of the Ministry of Finance.

During 2023 and 2024, the FEPC registered deficits of (1.7)% and (1.2)% of GDP, respectively. The projected FEPC deficit for 2025 is (0.2)% of GDP. The deficits registered between 2022 and 2024 were mainly due to the international prices of liquid fuels, which were higher than local prices. Through gradual increases in the local prices of gasoline, the Government was able to close the gap between international and local prices in October 2023. In the first quarter of 2025, the Government made a partial payment of Ps. 7.2 trillion of total estimated FEPC accounts payable of Ps. 26.3 trillion, with the remaining amount expected to be paid in an orderly manner. The Government is also working on a policy to increase the price of diesel fuel because its higher prices continue to exert significant pressure on the fiscal balance. The Government estimates that the price of diesel will generate a deficit in the FEPC of approximately 0.2% of GDP in 2025, which is expected to be paid in 2026.

On June 13, 2025, the Government published the Medium-Term Fiscal Framework, which reflects Colombia’s continued GDP growth of 1.6% in 2024, 0.9% above the GDP level registered in 2023. GDP growth in 2024 was mainly due to the growth in construction of roads and railways, public service projects and other civil engineering works (11.7%); artistic, entertainment and recreational activities and other service activities (8.6%); and agriculture, livestock, hunting, forestry and fishing (8.0%).

As a consequence of the macroeconomic shock caused by the COVID-19 pandemic, the Colombian Government, with the prior favorable opinion of the Fiscal Rule Advisory Council (Comite Consultivo de la Regla Fiscal), decided to suspend the fiscal rules for 2020 and 2021. However, in September 2021, through Article 61 of the Social Investment Law (Law 2155), the Fiscal Rule Committee was created. The Fiscal Rule Committee is an autonomous body within the Ministry of Finance and Public Credit composed of seven members, five of whom are independent experts in public finance. The expert members of the Fiscal Rule Committee were appointed through Resolution No. 3498 of December 31, 2021. The Fiscal Rule Committee issues recommendations to maintain the fiscal sustainability of the Government’s finances.

The fiscal rule’s parameters are based on the following main principles: (i) reaching a stable public debt at prudential levels, (ii) redefining fiscal balance targets in order to include one-time transactions and reduce biases that may affect the estimation of structural balance targets, (iii) establishing a correction mechanism in fiscal balance targets that internalizes changes in debt levels and ensures their convergence to the debt limit, and (iv) establishing a transition regime, considering the effects of the COVID-19 pandemic on public finance.

Law 2155 of 2021 provides an escape clause which allows for a temporary deviation from the fiscal targets set forth in the law in the event of extraordinary circumstances or situations that threaten the country’s macroeconomic stability. Should such events occur, the Superior Council for Fiscal Policy (CONFIS) may activate the escape clause upon receiving an opinion issued by the Fiscal Rule Committee.

The Medium-Term Fiscal Framework describes the Government’s activation of the fiscal rule’s escape clause for the 2025 fiscal year as a response to the state of public finances and the absence of viable short-term fiscal policy alternatives. The Government expects that this decision will enable a structured dialogue aimed at managing a fiscal transition toward a sustainable path for public finances.

In 2024, the Central Government deficit increased to 6.7% of GDP compared to a deficit of 4.2% of GDP in 2023. This increase in the deficit was mainly due to an unexpected decline in the Government’s total revenues, equivalent to 2.2 percentage points of GDP, entirely driven by a drop in tax revenues. Total expenditures increased by 0.3 percentage points of GDP, reaching 23.2% of GDP in 2024. The increase in expenditures was explained by higher debt interest payments, as well as by expenditures resulting from fixed costs and transfers to the Sistema General de Participaciones, pension plans, and healthcare, which limited the impact of the budget cuts implemented by the Government. In 2025, the Government expects a total Central Government deficit of 7.1% of GDP.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2020-2024 period.

Non-financial Public Sector Revenues and Expenditures (1)

(billions of pesos)

	2020	2021	2022	2023	2024
Central Government
Total Revenues	Ps. 152,568	Ps. 192,058	Ps. 238.263	Ps. 296,365	Ps. 281,460
Current Expenditures(2)	208,294	243,839	259,592	306,563	353,217
Capital Expenditures	20,393	25,734	39,510	41,218	33,543
Total Expenditures	228,687	269,573	299,102	347,781	386,760
Net Lending	(0)	(19)	(6)	(65)	(147)
Accrual adjustments(3)	1,739	5,653	16,746	15,566	9,358
(Deficit)/Surplus	(77,763)	(83,149)	(77,579)	(66,917)	(114,511)
Decentralized Agencies
Total Revenues	18,342	21,424	23,964	28,654	24,534
Expenditures
Current Expenditures	6,323	6,781	7,522	10,612	9,210
Capital Expenditures	11,167	15,058	16,016	17,939	14,703
Total Expenditures	17,491	21,839	23,628	28,551	23,913
Net Lending	0	0	0	0	0
Accrual adjustments(3)	(318)	165	156	(187)	5,291
(Deficit)/Surplus	1,169	(580)	180	289	(4,670)
Local Public Sector(4)
Total Revenues	76,332	86,985	117,879	133,745	144,517
Expenditures
Current Expenditures	11,748	12,124	17,624	21,881	23,376
Capital Expenditures	63,458	71,016	92,296	109,462	116,060
Total Expenditures	75,206	83,140	109,920	131,343	139,436
Net Lending	0	0	0	0	0
Accrual adjustments(3)	0	0	0	0	0
(Deficit)/Surplus	1,126	3,846	7,959	2,401	5,081
Social Security
Total Revenues	125,000	136,793	137,742	188,877	203,860
Expenditures
Current Expenditures	119,895	131,920	146,688	174,805	199,657
Capital Expenditures	4	7	16	13	17
Total Expenditures	119,899	131,927	146,703	174,817	199,675
Net Lending	0	0	0	0	0
Accrual adjustments(3)	0	0	0	0	0
(Deficit)/Surplus	5,100	4,866	(8,961)	14,060	4,186
Coffee Fund
Total Revenues	2,947	4,341	6,078	4,684	4,958
Expenditures
Current Expenditures	2,928	4,874	5,406	4,413	5,573
Capital Expenditures	263	203	209	330	455
Total Expenditures	3,191	5,078	5,616	4,743	6,027
Net Lending	0	0	0	0	0
Accrual adjustments(3)	0	0	0	0	0
(Deficit)/Surplus	(243)	(737)	462	(60)	(1,070)

	2020		2021		2022		2023		2024
Total Non-financial Public Enterprises
Total Revenues		77,278		96,572		88,824		47,476		45,314
Expenditures
Current Expenditures		75,318		91,168		74,339		29,367		34,134
Capital Expenditures		6,157		5,017		6,369		16,321		14,424
Total Expenditures		81,476		96,186		80,708		45,688		48,556
Net Lending		53		53		53		168		164
Accrual adjustments(3)		(34)		(27)		247		532		(167)
(Deficit)/Surplus		(4, 216)		361		7,817		1,089		(3,240)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(79,098)	Ps.	(84,322)	Ps.	(88,244)	Ps.	(42,849)	Ps.	(100,996)
Primary (Deficit) Surplus(4)	Ps.	(52,464)	Ps.	(62,350)	Ps.	(21,819)	Ps.	23,285	Ps.	(30,755)

(footnotes appear on the following table)

Non-financial Public Sector Revenues and Expenditures Surplus/(Deficit)(1)

(as a percentage of GDP)

	2020	2021	2022	2023	2024
Government Sectors
Central Government	(7.8)	(7.0)	(5.3)	(4.2)	(6.7)
Decentralized Agencies	0.1	0.0	0.0	0.0	(0.3)
Local Public Sector(2)	0.1	0.3	0.5	0.2	0.3
Social Security	0.5	0.4	(0.6)	0.9	0.2
Coffee Fund	0.0	(0.1)	0.0	0.0	(0.1)
Other, including FAEP	(0.5)	(0.7)	(0.7)	0.5	0.6
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(7.6)	(7.1)	(6.0)	(2.7)	(6.0)
Primary (Deficit)/Surplus(3)	(5.3)	(5.2)	(1.5)	1.5	(1.8)

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues.
2:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
3:

The primary balance result reported is based on the Law 819 of 2003. Thus, it excludes dividends transferred from the Central Bank to the Central Government, and registered by the Government as revenues.

Sources: National Department of Planning, IMF staff estimates, Banco de la República and General Directorate of Macroeconomic Policy.

The Central Government deficit for 2024 was Ps. 114,511 billion (6.7% of GDP), an increase of 2.5% from the Ps. 66,917 billion (4.2% of GDP) deficit registered in 2023. Central Government revenues decreased by 5.0%, from Ps. 296,365 billion in 2023 to Ps. 281,460 billion in 2024, while Central Government expenditures increased by 8.9%, from Ps. 363,282 billion in 2023 to Ps. 395,971 billion in 2024. Total tax revenues decreased from Ps. 263,190 billion in 2023 to Ps. 245,050 billion in 2024. Non-tax revenues increased from Ps. 1,197 billion in 2023 to Ps. 1,885 billion in 2024. Revenues from special funds increased from Ps. 4,405 billion in 2023 to Ps. 5,183 billion in 2024.

In 2024, the consolidated non-financial public sector deficit totaled Ps. 100,996 billion, or 5.9% of GDP, compared to a deficit of Ps. 42,849 billion, or 2.7% of GDP in 2023. The increase in the deficit of the consolidated non-financial public sector during 2024 was primarily due to a higher Central Government deficit of 0.9 percentage points of GDP and a deterioration of 0.4 percentage points in the balance of Regional and Local governments, partially offset by a 0.7 percentage point increase in the Social Security surplus.

In recent years, the Government’s countercyclical fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

The Constitution requires that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. Both types of transfers are currently calculated as a percentage of current revenue. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 20.0% of current revenue in 2023, 22.4% in 2022, 28.3% in 2021, 32.8% in 2020 and 27.4% in 2019. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

On July 20, 2021, the Government submitted a fiscal bill to Congress called the Ley de Inversión Social or Law No. 2155 of 2021 (“Law No. 2155”) which was approved and enacted into law on September 14, 2021 by then President Duque. Law No. 2155 includes a set of measures intended to protect the most vulnerable population, reactivate economic activity and stabilize public finances. Additionally, Law No. 2155 is a result of a consensus with different political and social actors, and seeks to collect Ps. 15.2 trillion per year of permanent resources through a set of actions that will not affect individuals or alter the VAT rate. Law No. 2155 added Ps. 10.9 trillion in revenue to the General Budget of the Nation for 2021.

Law No. 2155 contains an austerity plan, expected to generate recurrent savings of Ps. 1.9 trillion annually on average between 2022 and 2032. It is expected that the plan will generate reductions in public expenses and limit the growth in personnel expenses and bureaucracy, among others.

Law No. 2155 aims to increase tax revenues by Ps. 2.7 trillion annually, derived from the tools and measures implemented to aid the DIAN’s monitoring and compliance activities. These measures include the issuance of the RUT (tax registration) and income tax return forms suggested by the DIAN for people who do not comply with their tax obligations, among others.

Also, as an indirect result of Law No. 2155, the Government expects an increase in revenues and, consequently, expects an increase in the transfers to subnational governments through the Sistema General de Participaciones. These transfers are used to finance expenditures mostly in education and health.

Furthermore, Law No. 2155 aims to strengthen fiscal sustainability to ensure sustainable financing of social spending through a strengthening of the independence and operational capacity of the Fiscal Rule Committee, the establishment of a limit for public debt (71.0% of GDP) and setting of goals for the fiscal balance to move public debt towards the prescribed limit.

The tax collections expected from the implementation of Law No. 2155 and non-oil tax collections are projected to continue to boost the Central Government’s medium-term tax revenues. Revenues are expected to decrease to 16.5% of GDP in 2024, increase to 17.0% of GDP in 2025, and then gradually increase through 2035, due to the end of the temporary income tax surcharge on financial activities but expected to continue contributing tax revenues to the Central Government. Likewise, oil revenues are expected to be around 0.1% of GDP in the medium term, mainly due to an expected improvement in Ecopetrol financial results because of oil production increases anticipated between 2026 and 2032 and an average Brent crude oil price of US$67.2 per barrel.

On December 13, 2022, Law No. 2277 of 2022 was signed, implementing a new tax reform. Government revenues are expected to increase by 1.3% of GDP on average between 2024 and 2034 as a result of the new tax reform.

Current revenues for 2023 were Ps. 330.3 trillion (65.7% of total revenues), increasing from 17.8% of GDP in 2023 to 19.5% of GDP in 2024. Credit disbursements (domestic and external) reached Ps. 73.7 trillion (14.7% of total revenues), increasing from 4.2% of GDP in 2023 to 4.3% of GDP in 2024. The remaining amount of the 2024 Budget (19.6%) would be financed with resources from financial surpluses, mainly from Ecopetrol, Banco de la República and the National Hydrocarbons Agency and from other capital resources, including financial returns, refunds and portfolio recovery, among others.

In 2024, tax revenues dropped to 14.4% of GDP, compared to 16.6% of GDP in 2023. The decline in revenues was entirely due to a reduction in tax collection, while non-tax revenues, special funds, and financial surpluses maintained a stable share of GDP. This reflects a disconnect between economic growth and tax performance, as under normal conditions and absent external shocks, tax revenues should grow in line with GDP, given their typically stable share of added value to the economy. The reduction in tax revenues was mainly explained by a decline in corporate income tax payments, which fell by approximately 1.5 percentage points, primarily due to the performance of the oil and coal sectors.

In 2025, tax revenues are expected to increase by 1.1% of GDP compared to 2024, reaching 15.5% of projected 2025 GDP. This increase in tax revenues is expected to be driven mainly by higher income tax collection, contributing an additional 0.7 percentage points of GDP. This is explained by growth in withholdings and installments from non-oil income, in line with the effects of Decree 572 of 2025. Additionally, an increase in domestic VAT collection is anticipated, supported by stronger economic activity and higher consumption. Likewise, an increase in external tax revenues is projected due to an increase in imports valued in pesos.

Total tax revenues decreased by 6.9% in nominal terms in 2024 compared to 2023. Central Government revenues totaled Ps. 238,263 billion (16.2% of GDP) in 2022 compared to Ps. 192,058 billion (16.1% of GDP) in 2021, an increase of 24.1% in nominal terms. Total tax revenues increased by 30.7% in nominal terms in 2022 compared to 2021.

Total Central Government revenues are estimated at 17.0% of GDP in 2025, an increase of 0.5% compared to 2024.

The following table shows the composition of the Government’s revenues on a cash-flow basis.

Central Government Revenues

	2020	2021	2022(4)	2023(4)	2024(4)
Tax Revenue
Income Tax(1)	40.4%	38.0%	40.1%	47.1%	41.4%
Value-Added Tax	35.2	36.2	38.2	31.9	36.2
Wealth Tax	0.6	0.5	0.0	0.4	0.5
Tariffs	1.9	2.2	2.6	1.8	0.0
Other Indirect Taxes	6.7	7.0	7.3	6.8	8.2
Total Tax Revenue	84.9	83.9	88.3	88.1	86.3
Non-tax Revenue(2)	15.1	16.1	11.7	11.9	13.7
	100.0	100.0	100.0	100.0	100.0
Total Revenues (as a percentage of GDP)(3)	15.3%	16.1%	16.2%	18.7%	16.5%

Totals may differ due to rounding.

1:	Includes CREE.
2:	Includes 2017 payment of fines to telecom companies.
3:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
4:	Estimated for 2022 to 2024

Sources: Ministry of Finance and General Directorate of Macroeconomic Policy.

Expenditures

Central Government expenditures (Ps. 386,760 billion), after including net lending (Ps. (147) billion) and accrual adjustment (Ps. 9,358 billion), totaled Ps. 395,971 billion in 2024 (23.2% of GDP), an increase of 9.0% in nominal terms from 2023. In 2024, current interest payments increased by 20.7% in nominal terms, and primary expenditures increased by 6.6% in nominal terms, compared to 2023 levels. The Government currently projects that in 2025, current interest payments will increase by 15.6% in nominal terms and primary expenditures will increase by 9.7% in nominal terms, compared to 2024. However, no assurances can be given concerning actual results for the 2025 period and beyond.

Based on preliminary figures, in 2024, Central Government expenditures were allocated as follows:

•	social expenditures, 58.7%;

•	interest payments, 14.2%;

•	defense and internal security, 8.4%;

•	justice, 6.7%;

•	infrastructure, 3.1%;

•	government overhead, 6.0%; and

•	transfers to local governments, 3.0%.

Transfers to departments and municipalities totaled Ps. 5,355 billion in 2020 (representing 2.3% of total 2020 expenditures), Ps. 6,126 billion in 2021 (representing 2.3% of total 2021 expenditures), Ps. 7,417 billion in 2022 (representing 2.7% of total 2022 expenditures), Ps. 8,146 billion in 2023 (representing 2.6% of total 2023 expenditures) and Ps. 10,394 billion in 2024 (representing 3.0% of total 2024 expenditures). These transfers were made in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2007. In 2007, Congress passed a constitutional amendment that modified the formula to calculate these transfers. From 2008 to 2009, transfers to regional governments increased by the inflation rate plus 4% with an additional 1.3% increase for education.

According to the 2025 Medium-Term Fiscal Framework, the Government expects the social security subsector to register a surplus of 0.9% of GDP in 2025, an increase of 0.7% compared to the surplus recorded in 2024. This projection is based on higher tax revenues from the pension subsector associated with Colpensiones and the Savings Fund of the Contributory Pillar (FAPC), which are expected to increase by 1.1 percentage points of GDP as a result of the implementation of the Pension Reform set forth in Law 2381 of 2024. This outcome would offset the reduction in financial revenues from the pension subsector.

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2020	2021	2022	2023(4)	2024(4)
Social Expenditures
Education	16.0%	15.3%	15.6%	15.2%	16.4%
Health	14.0	15.4	14.9	15.1	16.8
Potable Water and Sewage	1.1	1.1	1.2	1.1	1.1
Housing	1.0	1.0	1.1	1.0	0.9
Social Security	19.1	16.7	14.4	17.1	17.6
Other	10.5	11.2	9.0	8.2	5.8

	61.6	60.7	56.2	57.6	58.7

	2020	2021	2022	2023(4)	2024(4)
Justice	5.8	5.5	6.2	6.3	6.7
Defense and Security (Internal)	9.0	8.2	8.8	8.4	8.4
Infrastructure
Mines and Energy	1.4	1.7	1.5	0.3	0.2
Works and Transportation	2.5	3.2	3.4	3.7	1.4
Irrigation Projects, Land Adaptation and Agriculture	0.7	0.7	0.7	1.3	0.9
Environment	0.2	0.3	0.3	0.4	0.3
Other	0.3	0.2	0.3	0.3	0.2

	5.0	6.1	6.2	5.9	3.1

Government Overhead Expenses	3.6	5.1	5.8	5.7	6.0
Transfers to Local Governments(2)	2.3	2.3	2.7	2.6	3.0
Interest payments	12.6	12.1	14.0	13.5	14.2

Total Expenditures	100.0%	100.0%	100.0%	100.0%	100.0%

Expenditures (as a percentage of GDP)(3)	23.4%	22.6%	18.4%	19.9%	20.6%

Totals may differ due to rounding.

1:	2024 figures are preliminary.
2:	Figures only include transfers to municipalities, not to other regional governments.
3:	Based on estimated GDP figures calculated using 2015 as the base year for calculating constant prices.
4:	In 2024, variations are mainly due to: social expenditures - social security, in which sector payments increased from $53.8 trillion in 2023 to $61.6 trillion in 2024.

Sources: Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2025 Budget

On December 18, 2024, the Government enacted Decree 1523, establishing the 2025 National General Budget (the “2025 PGN”) in an aggregate amount of Ps. 511 trillion. On December 30, 2024, the Government enacted Decree 1621, which detailed the appropriations and classified and allocated the expenditures provided in the 2025 PGN. The 2025 PGN expenditures are distributed as follows: Ps. 327.9 trillion for operational costs; Ps. 112.6 trillion for debt service; and Ps. 82.5 trillion for investments.

The following table provides principal assumptions for the 2025 PGN as of June 13, 2025:

Principal 2025 Assumptions

2025 Assumptions(1)
Gross Domestic Product
Nominal GDP (billions of pesos 2015)	1,815,199,468
Real GDP Growth	2.7%
Inflation(2)
Domestic Inflation (consumer price index)	4.5%
External Inflation(3)	3.5%
Real Devaluation at end of period	3.7%
Export Prices
Oil ($/barrel)(4)	67.2
Coal ($/ton)	93.7

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2025.
2:	End of period.
3:	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, April 2025.
4:	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market.

Source: Ministry of Finance and General Directorate of Macroeconomic Policy

The figures set forth above represent the Government’s forecast, as of June 13, 2025, of the 2025 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

2026 Budget

On July 29, 2025, the Minister of Finance and Public Credit submitted to Congress the draft bill for the 2026 National General Budget, which amounts to Ps. 557 trillion, equivalent to 28.9% of GDP. Of this total, Ps. 26.3 trillion (1.4% of GDP) is contingent upon on the approval of a new financing law that will be presented to the Congress and, if approved, will enable the Government to access funding resources in that amount. On August 29, 2025, the Minister of Finance and Public Credit presented the 2026 National General Budget bill to the Joint Economic Committees of the Senate and the House of Representatives

IMF Program

Flexible Credit Line with IMF

On June 24, 2013, the International Monetary Fund (“IMF”) Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line (“FCL”), which at June 24, 2013, was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s FCL, which at June 17, 2015, was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the FCL in the amount of SDR 8.18 billion, approximately $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, the IMF’s Executive Board reaffirmed Colombia’s continued qualification to access U.S.$11.4 billion under the FCL. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion (approximately $11.4 billion) and canceled the previous arrangement for SDR 8.2 billion.

On May 1, 2020, the IMF approved a successor two-year arrangement for Colombia under the FCL, designed for crisis prevention, of about $10.8 billion. On September 25, 2020, the Government made a drawing of $5.4 billion (approximately SDR 3.75 billion) under the FCL in the context of the COVID-19 pandemic. The authorities used the funds to help meet higher financing needs whilst maintaining strong external buffers in a context of heightened global uncertainty. The remaining amount available to Colombia under the FCL stood at $12.2 billion (approximately SDR 8.517 billion) after the drawdown. On April 29, 2022, the Executive Board of the IMF approved a successor two-year arrangement under the FCL for SDR 7.155 billion, equivalent to about $9.8 billion.

On April 26, 2024, the Executive Board of the IMF approved a successor two-year arrangement under the FCL for SDR 6.1335 billion, equivalent to about $8.1 billion. This arrangement replaced the previous FCL approved in 2022. The Government stated its intention to continue treating the FCL arrangement as precautionary. The IMF considers that Colombia continues to meet the criteria to access the FCL and emphasized the strong economic fundamentals and policy frameworks anchored by a credible inflation targeting-regime, a solid medium-term fiscal framework, a flexible exchange rate, and effective financial sector supervision and regulation.

The IMF has been actively collaborating with Colombian authorities in the ongoing 2025 Article IV consultation, which has included visits to Bogotá in mid-February 2025 and early April 2025. In conjunction with the Article IV consultation, the IMF continues to engage with Colombian authorities to understand the implications of rising global trade tensions and their impact on the Colombian economic outlook.

Legislative Financing Reforms

The following financing reforms have been enacted in recent years:

On December 27, 2019, then President Duque enacted a tax reform bill known as the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to promote economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the following measures: (1) a transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugary drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. The Economic Growth Law also includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 17, 2022, the Congress approved the 2022 Tax Reform. The main objectives of the tax reform are to: (i) ensure a sufficient financing of social spending, that in turn is essential to eradicate hunger and to reduce poverty and inequality; (ii) promote productive development necessary to improve the quality of life of Colombians and move forward in the productive transformation; and (iii) expand the sources of income necessary for the stability of public finances. On December 13, 2022, President Petro enacted the tax reform as Law 2277 of December 2022. Government revenues are expected to increase by 1.3% of GDP on average between 2024 and 2034 as a result of the 2022 Tax Reform.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends on the use of the proceeds and on whether the debt is issued directly or guaranteed by the Republic or is issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by government-owned corporations and national, departmental and municipal agencies.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic that increases the amount of outstanding external debt issued or guaranteed by the Republic must be authorized by the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee. The Director General of Public Credit and National Treasury of the Ministry of Finance must give advance approval of external debt issuances by the Republic that will be used to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the primary source of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt consists of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The focus of the Government’s debt management is to diversify the Government’s sources of financing, issue bonds in the European, Asian and U.S. capital markets, reduce the public sector deficit by improving the maturity profile of public sector debt and lower debt service costs and currency risk exposure. In addition, in recent years, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

On June 13, 2025, a revised Financing Plan for 2025 as part of the Medium Term Fiscal Framework 2025-2026 was published, under which the Government plans to issue up to Ps. 80.8 trillion in internal debt and Ps. 38.6 trillion in external debt for 2025. In addition, the Financing Plan for 2026 was announced, which contemplates up to Ps. 70.3 trillion in internal debt and Ps. 40.1 trillion in external debt. According to the Medium Term Fiscal Framework, the Central Government deficit for 2025 is projected to be 7.1% of GDP, and the non-financial public sector deficit for 2025 is projected to be 6.5% of GDP.

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 48.4% in 2019 to 60.7% in 2020, decreased to 60.0% in 2021, 57.6% in 2022, and 53.4% in 2023. As of December 31, 2024, the ratio of total net non-financial public sector debt to GDP increased to 59.3%. Since 2020, the net non-financial public sector debt to GDP has exceeded the debt anchor defined by the fiscal rule of 55%, but has remained far from the limit of 71%.

Colombia’s non-financial public sector recorded a deficit of 7.6% of GDP in 2020, 7.1% of GDP in 2021, 6.0% of GDP in 2022, 2.7% of GDP in 2023 and 6.0% of GDP in 2024. The Central Government’s deficit was 7.8% of GDP in 2020, 7.1% of GDP in 2021, 5.3% of GDP in 2022, 4.2% of GDP in 2023 and 6.7% of GDP in 2024.

Public Sector Internal Debt

In 2024, the Government’s internal debt consisted mainly of the following debt instruments:

•

treasury bonds known as Títulos de Tesorería (“TES”) sold through auctions to the public and to Government agencies (which could invest excess funds in these Government instruments). These TES also include Green Bonds denominated in Colombian Pesos. The Green Bonds have the same financial terms of the conventional TES but with a separate ISIN; and

•	various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was $156.6 billion (Ps. 690.7 trillion) on December 31, 2024, an increase of 2.3% in dollar terms (an 18.0% increase in peso terms) from the $153.1 billion (Ps. 585.2 trillion) outstanding on December 31, 2023. According to preliminary figures, total non-financial public sector internal funded debt was $172.9 billion (Ps. 762.3 trillion) on December 31, 2024, compared to $171.4 billion (Ps. 654.9 trillion) outstanding on December 31, 2023.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2024, local TES bonds represented 57.0% of total Central Government debt (both internal and external) and 88.0% of total internal Central Government debt. TES issuances in the domestic capital markets are accounted for as internal debt, while global TES bond issuances, which are denominated in pesos but payable in dollars and offered and sold globally (in foreign capital markets), are accounted for as external debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities as part of its strategy to broaden the Treasury bond market and provide liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, beginning in March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. As of December 31, 2024, there were no dollar-linked TES outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) TES bonds and since then has issued five-, seven-, ten-, eleven-, twelve-, seventeen-, eighteen-, twenty- and thirty-two-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France.

On May 16, 2012, the Government developed a new strategy for the issuance of internal funded debt. The plan involves the issuance of benchmark peso-linked TES bonds and UVR TES bonds every two years, both launched at the same time in odd years, with a reopening of such securities within five years of maturity. Securities are expected, but not required, to be issued for the maximum term established for each security (15 years in the case of TES bonds denominated in pesos and 20 years in the case of UVR TES bonds), such that the maturity of peso-linked TES will occur in even years and the maturity of UVR TES bonds occur in odd years. This measure was taken to reduce refinancing risk.

In 2024, the Government issued short-term (364-day) bills, 2033, 2036, 2042, 2046 and 2050 fixed rate TES benchmarks and 2029, 2037 and 2049 UVR TES bonds. In 2024, the Government issued Ps. 47.7 trillion of TES. Of this amount, 85.8% was issued through auctions (Ps. 40.9 trillion). As of December 31, 2024, $42.9 billion (Ps. 189.2 trillion) of UVR TES bonds were outstanding.

In 2025, the Government plans to issue Ps. 80.8 trillion in internal debt. As of July 31, 2025, Ps. 40.5 trillion of the planned aggregate principal amount of TES bonds had been issued. Auctions of TES bonds are normally held on a weekly basis, alternating between TES bonds and UVR TES bonds each week. The Government plans to issue Green TES bonds in the domestic market and social bonds in the international markets throughout 2025, following the update of its ESG Framework and subject to market and other conditions. As of December 4, 2024, there were approximately Ps. 4.3 trillion in Green TES Bonds outstanding.

On March 20, 2024, the Government issued the first fixed income Exchange Traded Fund (“ETF”) in Colombia, which seeks to replicate the behavior of Colombian public debt securities. The ETF is composed of 12 fixed rate TES bonds, with an initial amount of Ps. 195 billion.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These systems should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also increased its consistency in the timing and amounts of TES issuances. In addition to these measures, the Government issued bonds for the financing of the peace process and the post-conflict period (“Peace Bonds”). The Peace Bonds fund agrarian reform and the reconstruction of social infrastructure in former conflict zones. In 2015, the Government issued Peace Bonds in aggregate principal amount of Ps. 51.5 million. In 2016, the Government issued Peace Bonds in aggregate principal amount of Ps. 44.6 million. In 2017, the Government issued Peace Bonds in aggregate principal amount of Ps. 5.5 million. In 2018, the Government issued Peace Bonds in aggregate principal amount of Ps. 18.1 million. In 2019, the Government issued Peace Bonds in aggregate principal amount of Ps. 667.6 million. In 2020, the Government issued Peace Bonds in aggregate principal amount of Ps. 34.6 million. In 2021, the Government did not issue Peace Bonds. In 2022, the Government issued Peace Bonds in aggregate principal amount of Ps 0.4 million. In 2023, the Government issued Peace Bonds in aggregate principal amount of Ps 6.7 million. In 2024, the Government did not issue Peace Bonds.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2020	2021	2022	2023	2024
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps. 419,607	Ps. 458,645	Ps. 528,666	Ps. 585,175	Ps. 690,666
Public Sector Entities	35,157	43,941	66,616	69,770	71,596
Total Internal Debt(3)	Ps. 454,764	Ps. 502,586	Ps. 595,282	Ps. 654,944	Ps. 762,262
As a Percentage of GDP	45.5%	42.1%	40.5%	41.3%	44.7%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
2:	Central Government figures exclude pension bonds and constant value bonds.
3:	Includes peso-denominated debt of the Government excluding state-owned financial institutions.

Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance.

As of December 31, 2024, Ps. 27.3 billion of direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was outstanding.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	capital markets, such as external bond offerings;

•	multilateral financial institutions, such as the IADB, the World Bank and CAF;

•	commercial banks;

•	export credit institutions;

•	suppliers; and

•	bilateral agreements.

As of December 31, 2024, debt from multilateral institutions and export credit institutions represented 33.7% of public sector external funded debt, while loans from commercial banks constituted 6.1% of the total. The amount of bonds outstanding as of December 31, 2024, was $60.9 billion, or 55.6% of public sector external funded debt. Total public sector external funded debt increased from $109.5 billion on December 31, 2023, to $109.6 billion on December 31, 2024.

As of December 31, 2024, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled $1.4 billion.

On December 31, 2024, debt of the Central Government accounted for 74.6% of public sector external funded debt, and debt of state-owned entities, including Banco de la República, accounted for 25.4%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	As of December 31,
	2020	2021	2022	2023	2024
	(millions of U.S. dollars, except percentages)
Central Government	$66,911	$73,306	$75,978	$80,233	$81,695
Public Entities(3)
Guaranteed	1,996	1,514	1,376	1,492	1,363
Non-guaranteed	22,280	25,442	24,608	27,815	26,514
Total External Debt	$91,187	$100,263	$101,963	$109,541	$109,573
Total Debt Service	$6,409	$8,353	$7,613	$11,438	$16,103
External Debt/GDP	33.6%	31.9%	29.7%	26.0%	26.2%
Total Debt Service/GDP	2.4%	2.7%	2.2%	2.7%	3.8%
Total Debt Service/Exports	19.3%	19.5%	12.7%	22.5%	31.5%

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

As of December 31, 2020, 2021, 2022, 2023 and 2024, Colombia’s public sector external funded debt increased by $18.9 billion, $9.1 billion, $1.7 billion, $7.6 billion and $0.03 billion, respectively, from the corresponding figure on December 31 of the prior year. The increase in the public external funded debt in 2024 was primarily due to an increase in indebtedness of the Central Government. As of December 31, 2020, public sector external debt as a percentage of GDP was 33.6%, then decreased to 31.9% on December 31, 2021, to 29.7% on December 31, 2022 and to 26.0% on December 31, 2023. As of December 31, 2024, public sector external debt as a percentage of GDP increased to 26.2%.

Debt service on public sector external debt as a percentage of GDP was 2.4% on December 31, 2020, then increased to 2.7% on December 31, 2021, decreased to 2.2% on December 31, 2022 and increased again to 2.7% on December 31, 2023 and to 3.8% on December 31, 2024. As of December 31, 2024, Colombia’s public sector external funded debt totaled $109.6 billion, of which $81.7 billion was debt of the Central Government and $27.9 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest, exchange rate and refinancing risks associated with debt service through the medium term debt management strategy.

Colombia has access to approximately U.S.$8.1 billion under its FCL from the IMF. See “Public Sector Finance—IMF Program—Flexible Credit Line with IMF.”

On January 30, 2020, Colombia issued U.S.$1,542,968,000 aggregate principal amount of its 3.000% Global Bonds due 2030 and U.S.$300,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049, the proceeds of which were used in part for liability management transactions and for general budgetary purposes.

On June 4, 2020, Colombia issued U.S.$1.0 billion aggregate principal amount of its 3.125% Global Bonds due 2031 and U.S.$1.5 billion aggregate principal amount of its 4.125% Global Bonds due 2051.

On January 22, 2021, Colombia issued U.S.$1,539,952,000 aggregate principal amount of its 3.125% Global Bonds due 2031 and U.S.$1.3 billion aggregate principal amount of its 3.875% Global Bonds due 2061, the proceeds of which were used in part for liability management transactions and for general budgetary purposes.

On April 22, 2021, Colombia issued U.S.$2.0 billion aggregate principal amount of its 3.250% Global Bonds due 2032 and U.S.$1.0 billion aggregate principal amount of its 4.125% Global Bonds due 2042.

On October 20, 2021, Colombia issued U.S.$1.0 billion aggregate principal amount of its 5.200% Global Bonds due 2049.

On December 7, 2022, Colombia issued U.S.$1,624,241,000 aggregate principal amount of its 8.000% Global Bonds due 2033, the proceeds of which were used in part for liability management transactions and for general budgetary purposes.

On February 2, 2023, Colombia issued U.S.$2.2 billion aggregate principal amount of its 7.500% Global Bonds due 2034, the proceeds of which were used in part for liability management transactions and for general budgetary purposes.

On November 14, 2023, Colombia issued U.S.$1.25 billion aggregate principal amount of its 8.000% Global Bonds due 2035 and U.S.$1.25 billion aggregate principal amount of its 8.750% Global Bonds due 2053. This was Colombia’s first issuance of bonds under its green, social and sustainable bond framework (the “Framework”), and the proceeds were allocated towards eligible social expenditures under the Framework. See “Economy—Environment—Sovereign Green, Social and Sustainable Bond Framework” for more information about the Framework.

On April 8, 2024, Colombia issued U.S.$650 million aggregate principal amount of its 8.000% Global Bonds due 2035 and U.S.$650 million aggregate principal amount of its Global Bonds due 2053, pursuant to the Framework.

On October 28, 2024, Colombia issued U.S.$2 billion aggregate principal amount of its 7.750% Global Bonds due 2036 and U.S.$1.64 billion aggregate principal amount of its 8.375% Global Bonds due 2054, the proceeds of which were used in part for liability management transactions and for general budgetary purposes.

On April 25, 2025, Colombia issued U.S.$1.9 billion aggregate principal amount of its 7.375% Global Bonds due 2030 and U.S.$1.9 billion aggregate principal amount of its 8.500% Global Bonds due 2035, the proceeds of which were used in part for liability management transactions and for general budgetary purposes.

As part of Colombia’s external liability management program, the Government has conducted and plans to continue to conduct liability management transactions in order to reduce exposure to exchange rate risks and refinancing risks.

On August 14, 2025, Colombia repurchased U.S.$3.0 billion of its Global Bonds pursuant to a tender offer, saving U.S.$1.0 billion from the discounted purchase price, as compared to the face value of the Global Bonds.

On August 27, 2025, Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander, S.A., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, and J.P. Morgan Securities plc (collectively, the “Purchasing Banks”) announced an offer to purchase certain existing U.S. dollar-denominated bonds of the Republic (the “Global Bonds”). The settlement of the offer is scheduled to occur on September 8, 2025 when the Purchasing Banks are expected to purchase approximately U.S.$5.4 billion aggregate principal amount of Global Bonds for an aggregate purchase price of U.S.$4.6 billion, excluding accrued and unpaid interest. On September 4, 2025, the Republic and the Purchasing Banks (or their affiliates) entered into total return swaps (the “TR Swaps”) referencing bonds with a market value of: (i) U.S.$4.6 billion, excluding accrued and unpaid interest of Global Bonds, (ii) the equivalent of U.S.$3.1 billion in peso-denominated bonds (the “COLTES”), (iii) the equivalent of U.S.$5.0 billion in short-term peso-denominated notes (the “TCOs”), and (iv) U.S.$2.3 billion of U.S. Treasury bonds (the “U.S. Treasuries” and, collectively, the “Underlying Reference Obligations”). The Purchasing Banks (or their affiliates) are expected to acquire bonds of the same series as the Underlying Reference Obligations to hedge their obligations under the TR Swaps. These Underlying Reference Obligations are expected to be acquired by the Purchasing Banks in the tender offer (in the case of the Global Bonds), in secondary market transactions (in the case of the U.S. Treasuries) and directly from the Republic (in the case of the COLTES and TCOs). The notional amount of the TR Swaps will be the Swiss franc equivalent (as of the effective date of the TR Swaps) of U.S.$9.3 billion. The TR Swaps final maturity is July 31, 2026, and the Republic has retained the right to unwind the TR swaps ahead of the scheduled final maturity. If none of the TR Swaps are settled or unwound prior to final maturity, the TR Swaps would settle by, among other payments or deliveries, (i) payment by the Republic of U.S.$9.3 billion (as adjusted to reflect the change in the U.S. dollar/Swiss franc exchange rate between the effective date and the maturity date of the transaction) and (ii) delivery by the Purchasing Banks to the Republic of bonds of the total aggregate principal amount and series of the Global Bonds and the U.S. Treasuries referenced by the TR Swaps and payment by the Purchasing Banks to the Republic of an amount in U.S. dollars equal to the then applicable market value of the COLTES and TCOs referenced by the TR Swaps.

On June 26, 2025, S&P Global Ratings (“S&P”) downgraded Colombia’s long-term foreign currency rating to BB from BB+ and maintained its negative outlook. On the same day, Moody’s Investors Services Inc. (“Moody’s”) downgraded Colombia’s long-term foreign currency rating to Baa3 from Baa2 and revised the outlook from negative to stable. Both S&P and Moody’s downgraded the long-term foreign currency rating in part because of the suspension of the fiscal rule for three years. Colombia’s long-term foreign currency rating from Fitch Ratings, Inc. (“Fitch”) which had been BB+ with a stable outlook since July 1, 2021, was revised to a negative outlook on March 6, 2025.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	As of December 31,
	2020	2021	2022	2023	2024
	(millions of U.S. dollars)
Multilaterals
IADB	$10,775	$11,416	$11,418	$12,422	$11,838
World Bank	$11,939	$13,512	$15,111	$15,794	$16,225
Others	$8,055	$8,231	$8,417	$8,777	$6,728
Total Multilaterals	$30,768	$33,160	$34,945	$36,993	$34,791
Commercial Banks	$4,984	$6,294	$6,913	$7,597	$6,650
Export Credit Institutions	$3,245	$3,092	$2,585	$2,221	$2,141
Bonds	$47,024	$52,462	$52,204	$57,487	$60,902
Foreign Governments	$5,163	$5,253	$5,316	$5,242	$5,088

Total External Debt	$91,187	$100,263	$101,963	$109,541	$109,573

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31 of each year.

Source: DebtDatabase—Ministry of Finance.

IADB Loans

Colombia uses loans from the IADB to finance public investment. Disbursements of loans from the IADB totaled approximately $1,285.7 million in 2020, $36.7 million in 2021, $79.7 million in 2022, $136.8 million in 2023 and $54.9 million in 2024. As of July 31, 2025, disbursements of loans from the IADB totaled approximately $76.4 million.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	As of December 31, 2024(1)
	Central Government	Guaranteed	Non– Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	71,227	923	22,013	94,164	85.94%
Colombian Pesos	1,413	438	4,385	6,236	5.69%
Japanese Yen	0	0	0	0	0.00%
Euros	6,594	2	0	6,596	6.02%
Others	2,461	0	116	2,577	2.35%

Total	81,695	1,363	26,514	109,573	100.00%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2024.

Source: DebtDatabase—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding on December 31, 2024.

Public Sector External Debt Amortization Schedule(1)(2)

Loans and Bonds

	Debt Outstanding as of December 31, 2024(3)	2025	2026	2027	2028	After
	(millions of U.S. dollars)
Multilaterals
IADB(3)	11,838	1,614	1,486	1,865	2,346	4,527
World Bank(3)	16,225	392	778	533	593	13,930
Others	6,728	1,973	236	369	339	3,811
Total Multilaterals	34,791	3,978	2,500	2,767	3,278	22,268
Commercial Banks	6,650	150	557	1,055	421	4,467
Export Credit Institutions	2,141	258	315	280	242	1,046
Bonds	60,902	0	2,415	3,596	660	54,231
Foreign Governments	5,088	202	219	220	479	3,969
Suppliers	0	0	0	0	0	0
Total External Debt	109,573	4,588	6,007	7,917	5,079	85,981

Totals may differ due to rounding.

1:

Debt with original maturity of more than one year. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.

2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2024.
3:

Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the dates their respective transactions closed.

Source: Debt Database—Ministry of Finance.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of August 20, 2025(2) (millions of U.S. dollars)
Central Government
8.375% Notes 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds 2028	2000	2028	USD	22	9
10.375% Global Bonds 2033(*)	2003	2033	USD	635	341
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds 2027(2)	2007	2027	COP	1,924,515	477
6.125% Global Bonds 2041(*)	2009	2041	USD	2,500	2,500
5.625% Global Bonds 2044(*)	2014	2044	USD	2,500	2,500
5.000% Global Bonds 2045(*)	2015	2045	USD	4,500	3,671
4.500% Global Bonds 2026	2015	2026	USD	1,500	666
3.875% Global Bonds 2026(2)	2016	2026	EUR	1,350	1,573
3.875% Global Bonds 2027(*)	2017	2027	USD	2,400	1,740
4.500% Global Bonds 2029(*)	2018	2029	USD	2,000	2,000
5.200% Global Bonds 2049	2019	2049	USD	2,800	2,168
3.000% Global Bonds 2030	2020	2030	USD	1,543	1,543
3.125% Global Bonds 2031	2020	2031	USD	2,540	2,540
4.125% Global Bonds 2051	2020	2051	USD	1,500	1,036
3.250% Global Bonds 2032	2021	2032	USD	2,000	2,000
4.125% Global Bonds 2042	2021	2042	USD	1,000	514
3.875% Global Bonds 2061	2021	2061	USD	1,300	752
8.000% Global Bonds 2033	2022	2033	USD	1,624	1,624
7.500% Global Bonds 2034	2023	2034	USD	2,200	2,200
8.000% Social Global Bonds 2035(*)	2023	2035	USD	1,900	1,900
8.750% Social Global Bonds 2053(*)	2023	2053	USD	1,900	1,900
7.750% Global Bonds 2036	2024	2036	USD	2,000	2,000
8.375% Global Bonds 2054	2024	2054	USD	1,640	1,640
7.375% Global Bonds 2030	2025	2030	USD	1,900	1,900
8.500% Global Bonds 2035	2025	2035	USD	1,900	1,900
Total					43,647

Totals may differ due to rounding.

(1)	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year).
(2)	Principal amount outstanding on August 20, 2025 was converted to U.S. dollars at the corresponding exchange rate on August 20, 2025 (COP/USD = Ps.4,036.42 / U.S.$1.00; USD/EUR = U.S.$1.1654 / €1.00).
(*)	Includes reopenings.

Source: Debt Database - Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of July 31, 2025
			(millions of U.S. dollars)
World Bank	Various	Various	16,488
IADB	Various	Various	11,644
Others	Various	Various	5,477
Total			33,610

Totals may differ due to rounding.

Source: Debt Database - Ministry of Finance.

Loans from Banks (1)

Title	Interest Rate		Date of Agreement	Year of Final Maturity	Currency	Principal Amount Outstanding as of July 31, 2025
						(millions of U.S. dollars)
Commercial Bank Loans	Various		Various	Various	Various	7,223
Export Credits	2	%-7.75%	Various	Various	USD, EUR	2,139
Governments	0	%-4.83%	Various	Various	USD, EUR, CNY	309
Total						9,670
Total Outstanding Long-Term Direct External Debt						64,684

n.a. = Not available.

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

Source: Debt Database - Ministry of Finance.

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt(1)(2)

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of July 31, 2025
	(millions of U.S. dollars)
Non-Financial Public Sector:
BOGOTA DISTRITO CAPITAL	23	545	568
DEPARTAMENTO DE ANTIOQUIA	22	23	45
E.P.M. DE MEDELLIN	145	4,099	4,244
ECOPETROL	0	17,632	17,632
ICETEX	329	0	329
REFICAR	0	1,257	1,257
ESP GECELCA S.A. ESP.	0	77	77
EMPOPASTO S.A. ESP	10	0	10
TGI S.A. ESP	0	548	548
OLEDUCTO CENTRAL S.A.	0	400	400
FIDUPREVISORA	83	0	83
GRUPO DE ENERGIA BOGOTA S.A. E.S.P.	0	1,662	1,662

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of July 31, 2025
	(millions of U.S. dollars)
I.S.A.	0	330	330
CONSORCIO FONDO DIAN PARA COLOMBIA 2020	57	0	57
DISTRITO BARRANQUILLA	97	249	346
CONCESIÓN COSTERA CARTAGENA BARRANQUILLA S.A.S	0	244	244
DISTRITO DE MEDELLIN	0	100	100
ESSA	0	34	34
EMPRESA METRO DE BOGOTA S.A.	139	0	139
Total Non-Financial Public Sector:	904	27,200	28,104
Financial Public Sector:
BANCOLDEX	250	0	250
FINDETER	374	40	414
Total Financial Public Sector:	625	40	664

TOTAL:	1,529	27,240	28,769

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.
(2)	Subject to revision.

Source: Debt Database - Ministry of Finance.

Internal Public Debt

Direct Debt

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of July 31, 2025
			(millions of pesos)
Treasury Bonds	Various	Various	659,186,387
Pension Bonds	Various	Various	3,205,649
Peace Bonds	Various	Various	709
Constant Value Bonds	Various	Various	1,305,235
Security Bonds	Various	Various	0
Other Bonds	Various	Various	33,790
Other	Various	Various	1,821,098
Treasury Promissory Notes	Various	Various	62,047,822
Solidarity Instruments	Various	Various	9,741,703
Single National Account	Various	Various	29,438,118
No Single National Account	Various	Various	8,636,519
Total			775,417,029

Totals may differ due to rounding.

Source: Debt Registry Office - General Directorate of Public Credit - Ministry of Finance.

Internal Public Debt

Guaranteed Debt (1)

Principal Amount Outstanding as of July 31, 2025(2)
(thousands of U.S. dollars)
Bogota Distrito Capital	22,867
Departamento de Antioquia	21,943
Distrito Barranquilla	97,070
Empresa Metro de Bogota S.A.	679,372
Empresas Públicas de Medellín (EPM)	144,700
ICETEX	328,663
GECELCA S.A. E.S.P.	83,738
Empopasto S.A. E.S.P.	10,116
Fiduprevisora	82,533
BANCOLDEX	250,097
CONSORCIO FONDO DIAN	57,200
FINDETER	374,430
Total	2,152,729

(1)	Medium- and long-term indebtedness. As of July 31, 2025, the Republic had no outstanding guarantees of floating public sector internal debt.
(2)	Principal amount outstanding on July 31, 2025, was converted to U.S. dollars at the corresponding exchange rate on July 31, 2025 (COP/USD = Ps. 4,179.69 / U.S.$1.00).

Source: Ministry of Finance.